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Follow-Up Materials

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THOMSON REUTERS

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DAT : 7/10/08

to be the Best



Zone performance snapshot
Brand success stories
People & Culture
Priorities for 2008

Annual Report 2007

InBev

Solid *geographic presence* drives growth *delivery*

2007 Volumes



North America	4.6%
Latin America North	37.3%
Latin America South	11.3%
Western Europe	13.3%
Central & Eastern Europe	18.2%
Asia Pacific	13.4%
Global Export & Holding Companies	1.9%

2007 Revenue


Million euro
15000
12000
9000
6000
3000
0
2003
2004
2005
2006
2007

Normalized EBITDA margin


Percentage
35
30
25
20
15
10
5
0
2003
2004
2005
2006
2007

Consistent margin *progression*

Key Figures[1]

Million euro, unless stated otherwise	2003	2004[2]	2005	2006	2007
Volumes (million hls)	108	162	224	247	271
Revenue	7 004	8 568	11 656	13 308	14 430
Normalized EBITDA	1 498	2 116	3 339	4 239	4 992
EBITDA	1 498	2 329	3 132	4 223	5 324
Normalized profit from operations	839	1 255	2 439	3 223	3 920
Normalized profit attributable to equity holders of InBev	505	621	1 024	1 522	1 863
Profit attributable to equity holders of InBev	505	719	904	1 411	2 198
Net financial debt	2 434	3 271	4 867	5 563	5 093
Cash flow from operating activities	1 151	1 384	2 405	3 287	4 064
Normalized earnings per share before goodwill (euro)	1.45	1.69	1.71	2.50	3.05
Dividend per share (euro)	0.36	0.39	0.48	0.72	n.a.
Pay out ratio (%)	30.8	31.2	32.3	31.3	n.a.
Weighted average number of ordinary shares (million shares)	432	480	600	608	610
Share price high (euro)	23.2	29.1	37.5	49.9	69.0
Share price low (euro)	15.0	20.3	24.6	35.0	47.70
Year-end share price (euro)	21.2	28.5	36.8	49.9	57.0
Market capitalization	9 141	16 442	22 355	30 611	35 057

1 Refer to Glossary.
2 2004 as published, restated for the impact of the adoption of IFRS 2 Share-based payment (reduction of profit attributable to equity holders of InBev by 9m euro) and for the impact of the early adoption of the IAS 19 Employee benefits option to recognize actuarial gains and losses in full in the period in which they occur in the statement of recognized gains and losses (increase of profit attributable to equity holders of InBev by 9m euro).


Cass

Resolved
to be the Best

WWW.INBEV.COM

This cursor arrow - which you will find on selected pages of the 2007 Annual Report - is a sign that you can find more in-depth information on the subject on our website. To see that extra information, please go to: www.InBev.com/annualreport2007

When you spend over 600 years crafting the perfect beer, you become very fastidious about the way it's served. In our eyes, there is no greater dereliction of a bartender's duty than a nasty pour. Just serving a glass of Stella Artois takes nine steps and, as you'll see, each is essential to your beer tasting its very best.

THE STELLA ARTOIS POURING RITUAL.



I. THE PURIFICATION. The trademark Stella Artois chalice is designed to release the beer's flavour and aroma. Your bartender will always use one, preferably cleaned with a non-fat-based detergent. It's then rinsed with cold water, allowing the glass to reach the same temperature as the beer.



II. THE SACRIFICE. Your bartender opens the tap in one swift motion to let the first burst of foam flow away. It must never enter the chalice glass, thus ensuring that every drop of Stella Artois is fresh.


45°

III. THE LIQUID ALCHEMY BEGINS. The chalice glass is held at a 45-degree angle. When the beer hits the chalice and begins to circulate, it creates the ideal proportion of foam relative to liquid.



IV. THE HEAD. ALTHOUGH "CROWN" WOULD BE MORE APPROPRIATE. The natural creation of the foam head occurs by straightening and lowering the glass. This initial foam is important as it prevents the beer from coming into contact with the air and losing any flavour.



V. THE REMOVAL. Your bartender then closes the tap in one quick action and moves the glass away from the font to prevent any drops from falling into the glass. These drops come into contact with the air, and oxidize, making them unworthy of your glass of Stella Artois.



VI. THE BEHEADING. While the head is flowing over the edge of the glass, your bartender cuts it gently with a knife on a 45-degree angle. This eliminates the larger bubbles, which burst easily and accelerate the dissipation of the head.



VII. THE TWO FINGER RULE. The right amount of foam is about two fingers (3cm) thick. The final head creates a protective "cap" that keeps your Stella Artois from going stale.



VIII. THE CLEANSING. Your bartender then rinses the bottom and sides of the glass. This step keeps the outside of the chalice clean and comfortable to hold.



IX. THE BESTOWAL. Finally, your Stella Artois is served to you on a coaster, accompanied by the drip catcher at the base. Behold the perfect glass of Stella Artois. Cheers to you, and for your patience, a refreshing reward.


STELLA ARTOIS



Year in a snapshot

In 2007, we organically grew EBITDA[1] 16,5%, and delivered on our commitment to create shareholder value through margin expansion and a disciplined use of capital for the third consecutive year.

With top line growth of around 5.2%, 2007 presented a mixed picture. We affirmed our strategic approach to brand-building and disciplined sales execution, with some good brand performances across our portfolio. But we also faced challenges in some key markets, impacting our overall volume growth as a result.

Going forward, we will build on our proven strengths and financial discipline to ensure a continuation of our strong profit growth. But we will also focus specifically on top line growth by drawing on best practices we find around us and throughout our company.

Top line growth combined with financial discipline, executed by the best teams of people working within InBev's culture, reinforces our unchanging resolve to become the best beer company in a better world.



[1] Wherever EBITDA is mentioned in the Annual Report 2007 it refers to normalized EBITDA. The term normalized refers to performance measures before non-recurring items.

Guide to our business

	Volumes All Products YR 2007 (Mio Hl)(1)	Market Position YR 2007	Market Share YR 2007(1)	Number of Beverage Plants as per 31 Dec 2007	Trading Names
Global	273.9			123	
North America	14.8				
Canada(9)	9.8	N°. 1	42.7%	7	Labatt Brewing Company
Cuba	1.0	N°. 2	42.8%	1	Bucanero
USA(12)	4.0	N°. 3(2)	11.5%(2)	0	InBev International / Labatt USA
Latin America	131.3				
Brazil - Beer	70.1	N°. 1	68.6%	23(10)	Cia de Bebidas das Americas-AmBev
Brazil - Soft Drinks	24.5	N°. 2	17.5%	5	Cia de Bebidas das Americas-AmBev
Dominican Republic - Beer	0.3	N°. 2	6.9%	1	Embodom C. por A.
Dominican Republic - Soft Drinks	1.3	N°. 1	49.1%	1	Embodom C. por A.
Guatemala	0.2	N°. 2	14.1%	1	Ind.del Atlântico S.A.
Ecuador	0.2	N°. 2	7.2%	1	Cervesur SA
Peru - Beer	0.7	N°. 2	8.6%	1	Cia Cerv. AmBev Peru SA
Peru - Soft Drinks	1.8	N°. 2	14.1%	1	Cia Cerv. AmBev Peru SA
Venezuela - Beer	1.6	N°. 3	15.0%	1	CACN
Venezuela - Soft Drinks	0.2	-	-	0	CACN
Bolivia	3.1	N°. 1	97.4%	4	Cia Boliviana National SA
Paraguay	2.2	N°. 1	94.5%	1	Cia Paraguay SA
Uruguay - Beer	0.8	N°. 1	96.8%	2	FNC SA
Uruguay - Soft Drinks	0.6	-	18.1%	0	FNC SA
Argentina - Beer(8)	11.6	N°. 1	72.5%	5	Cia y Malteria Quilmes SAICA y G
Argentina - Soft Drinks	11.6	N°. 2	20.9%	5	Cia y Malteria Quilmes SAICA y G
Chile	0.7	N°. 2	12.1%	1	Cia Chile SA
Western Europe	36.1				
Belgium	6.1	N°. 1	57.5%	4	InBev Belgium
France	2.3	N°. 3	9.7%	0	InBev France
Luxemburg	0.2	N°. 1	48.2%	1	Brasseries de Luxembourg Mousel-Diekirch S.A.
The Netherlands	2.8	N°. 2	14.9%	2	InBev Nederland
U.K.	10.8	N°. 3	16.9%	3	InBev U.K.
Germany - Beer(3)	9.0	N°. 2	9.3%	6	InBev Germany
Germany - Soft Drinks	0.6	-	-	0	InBev Germany
Italy	1.4	N°. 4	7.8%	0	InBev Italia
Export/Licenses as handled by Zone Western-Europe	2.9	-	-	-	
Central & Eastern Europe	48.4				
Bulgaria	1.5	N°. 2	27.3%	2	Kamenitza
Croatia	1.6	N°. 1	41.1%	1	Zagrebacka Pivovara
Czech Republic	2.6	N°. 2	15.4%	2	Pivovary Staropramen
Hungary	2.2	N°. 3	28.9%	1	Borsodi Sorgyar
Serbia	2.9	N°. 1	50.9%	1	Apatin
Montenegro	0.4	N°. 1	91.5%	1	Trebjesa
Romania	3.9	N°. 3	20.4%	2	InBev Romania
Russia	21.2	N°. 2	19.3%	10	SUN InBev
Ukraine	10.9	N°. 1	38.0%	3	SUN InBev
Export/Licenses as handled by Zone Central & Eastern European affiliates	1.1	-	-	-	
Asia Pacific	40.3				
China	33.4	N°. 3(5)	11.4%(5)	20(11)	Interbrew China Zhujiang
South Korea	6.9	N°. 2	39.8%	3	Oriental Brewery
Global Exports/Licenses(6)	2.9	-	-	-	-

(1) Full 12 months volumes and shares according to scope on Dec 31, 2007.
(2) Within segment 'Imports'.
(3) Germany: divestment of breweries Wolters / Dinkelacker in 2006.
(4) Registered brands owned by our partners.
(5) Zhujiang counted for 100%.
(6) Sales under responsibility of the central international department. Excludes InBev brands in the USA, handled by Anheuser-Busch.
(7) 'Brewed under license' or 'bottled under exclusive bottling agreement'.

Global Brands		Multi-country brands	Main Local Brands
Beck's	Stella Artois	Leffe, Brahma	Alexander Keith's, Boomerang, Budweiser[7], Kokanee, Labatt Blue, Labatt Blue Light, Labatt Sterling, Labatt Ice, Labatt Wildcat
Beck's			Bucanero[4], Bucanero Malta[4], Cristal[4], Mayabe[4]
Beck's	Stella Artois	Leffe, Brahma, Hoegaarden	Bass, Belle-Vue, Bohemia, Boddingtons, Labatt Blue, Labatt Blue Light, Haake-Beck, Löwenbräu, St. Pauli Girl
	Stella Artois	Brahma	Antarctica, Bohemia, Caracu, Kronenbier, Polar, Serramalte, Skol
			Guaraná Antarctica, Pepsi[8]
		Brahma	
			Pepsi[7], 7UP[7], Red Rock
		Brahma[13]	
		Brahma	
		Brahma	
			Concordia[7], Pepsi[7], Triple Kola[7]
		Brahma	Brahma Light, Brahma Ice
			Malta Caracas
	Stella Artois		Ducal, Paceña, Taquiña
	Stella Artois	Brahma	Baviera, Ouro Fino, Pilsen
	Stella Artois		Norteña, Patricia, Pilsen
	Stella Artois	Brahma	Andes, Iguana, Norte, Quilmes, Quilmes Cristal
			7UP[7], Pepsi[7]
Beck's	Stella Artois	Brahma	Baltica, Becker
Beck's	Stella Artois	Leffe, Brahma, Hoegaarden	Belle-Vue, Jupiler
Beck's	Stella Artois	Leffe, Brahma, Hoegaarden	Boomerang, La Bécasse, Loburg
Beck's	Stella Artois	Leffe, Brahma	Belle-Vue, Diekirch, Jupiler, Mousel
Beck's	Stella Artois	Leffe, Brahma, Hoegaarden	Dommelsch, Jupiler, Hertog Jan, Oranjeboom
Beck's	Stella Artois	Leffe, Brahma, Hoegaarden, Staropramen	Bass, Boddingtons, Castlemaine XXXX[8], Labatt, Murphy's[8], Oranjeboom, Tennent's
Beck's	Stella Artois	Leffe, Staropramen	Diebels Alt, Diebels Light, Dimix, Franziskaner, Haake-Beck, Hasseröder, Löwenbräu, Spaten
Beck's	Stella Artois	Leffe, Brahma	Tennent's Super
Beck's	Stella Artois	Leffe	
Beck's	Stella Artois	Leffe	Astika, Burgasko, Kamenitza, Pleven, Slavena
Beck's	Stella Artois	Leffe	Ozujsko
Beck's	Stella Artois	Leffe, Staropramen	Branik, Kelt, Mestan, Ostravar, Vratislav, Velvet
Beck's	Stella Artois	Leffe	Borostyán, Borsodi Barna, Borodi Bivaly, Borsodi Polo, Borsodi Sör
Beck's	Stella Artois		Jelen Pivo, Apatinsko Pivo
Beck's	Stella Artois		Nik Cool, Nik Gold, Niksicko Pivo, Niksicko Tamno
Beck's	Stella Artois	Leffe	Bergenbier, Noroc
Beck's	Stella Artois	Leffe, Brahma, Staropramen	Bagbier, Klinskoye, Pikur, Premier, Rifey, Sibirskaya Korona, T, Tinkoff, Tolstiak, Volzhanin
Beck's	Stella Artois	Leffe, Brahma, Staropramen	Chernigivske, Rogan, Taller, Yantar
Beck's		Brahma	Bai Sha, Double Deer, Jinling, Yali, Jinlongquan, KK, Lu Lansha, Santai, Sedrin, Shiliang Zhujiang[4], Supra Beer[4], Zhujiang Fresh[4]
Beck's	Stella Artois	Leffe, Brahma	Budweiser[7], Cass, Cafri, OB
Beck's	Stella Artois	Leffe, Brahma	

(8) Argentina: divestment of brands to ICSA explains decrease in share versus 2006.
(9) Includes Lakeport for full 12 months 2007.
(10) Brazil: 10 beer plants and 13 mixed plants.
(11) Includes as well breweries as bottling plants; excludes Zhujiang-plants.
(12) Includes InBev brands in the USA, handled by Anheuser-Busch.



Letter to Shareholders

2007 has been the third full year of InBev. In 2007 we grew EBITDA by 16.5%, and delivered an EBITDA margin of 34.6%, an increase of 274 basis points on an organic basis compared to 31.9% in the previous year.

During the first three years of InBev, our EBITDA margin has demonstrated consistent evolution from 24.7% in 2004, 28.6% in 2005, 31.9% in 2006, to 34.6% in 2007. Our EBITDA grew at a compounded annual growth rate of 16.2% for these first years.

In 2007, our EBITDA margin grew in five out of six Zones:

North America
up to 38.2% or 173 bps organically

Latin America South
up to 40.3% or 244 bps organically

Asia Pacific
up to 26.5% or 88 bps organically

Latin America North
up to 47.3% or 344 bps organically

Central & Eastern Europe
up to 23.6% or 173 bps organically

Western Europe
down to 22.3% or -9 bps organically.

Consolidated volumes grew by 5.2% in 2007, with growth of 4.7% for beer, and 8.6% for soft drinks. However our own beer volumes increased by 5% as a result of our strategy to focus on building branded volumes, while reducing private labels and other, lower margin beer volumes. Our volumes in Latin America North, Latin America South, and Central & Eastern Europe were strong, and above our overall average. Three main issues diluted our overall volume performance in 2007: our market share performances in China and the U.K. (the only Western European market where we lost share) and industry contraction in Western Europe.

With respect to costs, cost of sales per hectoliter grew by 2% versus average inflation of 4%, as effective productivity programs enabled us to partially offset commodity and general inflationary pressures.

Operating expenses decreased by 2.1%, which once again confirms the power of our Zero-Based Budgeting cost management approach, a way of life prevalent throughout the company.

In terms of cash from operations, 2007 saw growth of 777 mio euro and our working capital decreased by 270 mio euro.

Priorities for 2008

We will continue to work on the hallmarks of our business model: our Dream / People / Culture platform, market execution capabilities, brand-building skills, and strict cost control.

Dream / People / Culture

Our dream is to become 'the best beer company in a better world'. We use the term 'better world' to articulate our belief that if we are to become the best beer company measured by profitability, we must work hard internally as well as externally.

Internally, our aim is to continue to build and grow our brands whilst becoming more efficient in everything we do - year in, and year out.

Externally, we are committed to working with all relevant stakeholders to ensure our company and industry supports and promotes responsible drinking and environmental initiatives.

Talented people continue to represent our most important, and indeed only, sustainable competitive advantage. Our ownership culture unites our people providing the necessary energy, commitment and alignment to support the pursuit of our dream.

Market execution

In our industry, execution is what differentiates great companies from good companies, and we will continue to build these skills in order to differentiate ourselves in the market place. We still have opportunities in some of our Zones to enhance our in-market discipline.

Brand-building capabilities

Brand-building provides the content for market execution. The commercial section of this report features examples of brand development success stories from 2007. Beck's Vier in the U.K., Bohemia in Brazil, Cass in South Korea, Sedrin in China, Chernigivske in the Ukraine, Quilmes Stout in Argentina, and Stella Artois in the U.S. are just some examples of positive brand development. We are committed to learn from these successes and replicate best practices throughout our company.

Strict cost control

Cost control remains an essential pillar of our business, and could make an even bigger difference going forward in an environment in which commodity prices are on the rise and inflation is predicted to increase.

In summary, 2007 was a good year for our company. We know we still have much to do to deliver on our dream of being the best beer company in a better world. Going forward into 2008, we at InBev, are excited by and committed to the prospect of realizing another step in pursuit of our dream.

Peter Harf
Chairman of the Board

Carlos Brito
Chief Executive Officer


BECKS



The *Brands* that define us

Connecting with consumers around the globe

Premium portfolio across continents

Local champions

Connecting with consumers around the globe

Stella Artois
has grown very strong
in 6 significant premium markets worldwide


STELLA
ARTOIS

Distributed in more than 80 countries

Stella Artois is the optimum premium lager, renowned the world over for its quality, and for the rich heritage of the brand which dates back to Leuven, Belgium in 1366. Stella Artois is a brand with a well-known international profile. It is currently distributed in more than 80 countries, and it has strong global potential.

In 2007, Stella Artois has grown very stong in 6 significant premium markets worldwide, Russia, Ukraine, U.S., Canada, Brazil and Argentina. Although introduction only took place in 2005, Stella Artois is already the leading international premium brand in Buenos Aires, demonstrating the brand's potential across the Americas.

In the U.S., 2007 has been the first year in which our distribution agreement with Anheuser-Busch has been in operation, delivering premium European import brands such as Stella Artois and Beck's to U.S. consumers. While it was clearly a year of transition, we are confident that the agreement will enable us to maximize the growth potential of both Stella Artois and Beck's within the U.S. marketplace.

In Russia, Stella Artois was the first to innovate in the super-premium segment, with attractive packaging and impactful communication. Brand equity was further enhanced through successful leverage of the brand's cinema platform including the sponsorship of the Moscow Film Festival, together with a focus on on-line activations.

In the U.K., Stella Artois lost volume in 2007, and this remains a key priority for action in 2008. We are committed to the brand in the U.K., and are focused on deploying the right people and resources against a strategy that will return the brand to growth over time. Stella Artois can be developed from a position of strength as the brand remains the most preferred beer in the U.K.

World Draught Master

The attractive Stella Artois chalice is the perfect glass, particularly when combined with the Stella Artois pouring ritual that allows the beer to flow, breathe and develop a pristine head.

For more than a decade, the Stella Artois World Draught Master Championship has assembled the best bartenders from around the world to rate their tapping, bottle-pouring skills, and table-serving protocol. This year's winner was Erin Carroll from New Zealand.


BECK'S
IMPORTED
BRAUEREI BECK & CO
BECK'S
BIER BEER
BREMEN·GERMANY
BECK'S
VIER
VIER

The number one German beer in the world

Beck's is renowned for its uncompromising quality. True to its original recipe, it has been brewed in the same way using only four key natural ingredients for more than 125 years. Every bottle of Beck's is brewed according to the traditional German Reinheitsgebot (Purity law). It is a tribute to Beck's strong commitment to this heritage, that the brand has had only 6 brewmasters throughout its 125 year history.

Beck's is the number 1 German brand in the world, present in more than 120 countries worldwide. In 2007, it has achieved premium growth of +13% outside its home market.

At home in Germany, an innovative portfolio of Beck's line extensions including Beck's Gold, Beck's Green Lemon, and Beck's Chilled Orange, continued to keep the brand vibrant and premium, against the backdrop of a market in overall decline.

Outside its home market, Beck's has performed particularly well in the U.K. The brand delivered both volume and market share growth, supported by the performance of Beck's Vier which was introduced in 2006, the most successful draught brand launch in the U.K. in the last 5 years. A premium challenger to the standard lager category, Beck's Vier offers consumers a crisp, clean, refreshing full flavored lager, at only 4% alcohol by volume (ABV).

Investments in Beck's Vier in 2007 included new bespoke glassware, and the exciting Beck's Fusions event, a collaboration of art and music which supported brand awareness and personality. These efforts combined with more than 10 000 on-trade installations achieved in little over a year since its launch, have contributed to the success of the brand in the U.K. Adding further strength to the Beck's family, Beck's Green Lemon was also successfully introduced to the U.K.

Beck's has achieved premium growth of 13% outside its home market; more than 10 000 on-trade installations of Beck's Vier in the U.K.


STELLA ARTOIS
STELLA ARTOIS

Premium portfolio across continents

InBev boasts some of the world's most outstanding brands, both in terms of recognition and quality - brands that increasingly transcend the distinction between local and global.

Double-digit growth in Russia



BRAHMA



Leffe

A strong year in Western Europe

Expanding growth in the U.S.



Hoegaarden

Brahma

Brahma is one of the most popular beers in Brazil, especially in cities such as São Paulo and Rio de Janeiro. The international potential of Brahma is well illustrated by its success in Russia in 2007. It grew double-digit in 2007 and now comprises more than 4% of the super-premium segment in the Russian market. With an effective distribution network supporting the brand, key markets include Moscow, St. Petersburg and Siberia.

Leffe

Leffe makes the ordinary – extraordinary, bringing people together to share, and savor special moments. The Leffe family of beers are rich and full bodied. Made from only the highest quality ingredients, they provide a recipe for rich moments in life that deserve to be savored. Leffe's unique brewing heritage is now shared and enjoyed by consumers in more than 60 countries worldwide.

2007 has been another strong year for Leffe in Western Europe, with particularly good performances in France and Belgium, where the brand has shown strong growth against a backdrop of declining market trends. The brand has continued to be supported by the growth of Leffe 9°, an innovation introduced in 2006. Leffe has also increased its smaller, but growing presence in the U.S. and Canada.

Hoegaarden

Hoegaarden is a unique and authentic Belgian wheat (or "white") beer. First brewed in 1445, this top fermented beer is refermented in the bottle or keg, leading to its distinctive cloudy white appearance. The unique taste of Hoegaarden delivers an appealing sweet and sour beer with a note of bitterness– slightly spicy, with a strong touch of coriander and a hint of orange.

Hoegaarden grew by 9% overall in 2007, also growing by 9% in the U.S., and tripling its volumes in Russia in 2007.

In 2007, the Hoegaarden Visitor Center opened its doors in the town of Hoegaarden in Belgium. InBev founded the center to honor the rich history of the Belgian white beer. The name of the center, 't Wit Gebrouw (meaning 'white brewing'), was the winning entry of a competition of local residents.


Staropramen
PREMIUM BEER
PRAGUE

Growing by 10%
in the Czech Republic,
and 60%
in the Ukraine

Staropramen

Prague's favorite beer, Staropramen, is brewed using a special blend of natural hops, which have been used in Czech brewing processes for centuries. Founded in 1869, the Staropramen brewery, which is synonymous with Prague's great brewing tradition, continues to brew this beer of unrivalled quality today, celebrating its 100 millionth hectoliter of production in 2007.

Achieving 10% growth in its home market in 2007, the brand is proving equally popular across international borders, with growth of 60% in the Ukraine, 17% in Russia, and 14% in the U.K.

WWW.INBEV.COM



Local champions



Jupiler

Market leader in Belgium for the last two decades, Jupiler continues to grow both volume and market share, in Belgium and the Netherlands. Successful football sponsorship of the 'Jupiler League' in both countries supports the appeal of the brand with its core consumers.

Cass

In 2007, Cass continued to be the most distinguished and fastest growing lager in the core beer segment which accounts for 95% of the South Korean beer market. The brand delivered double-digit top line growth and strengthened InBev's overall market share in the country, while reversing a previously negative trend. In 2007 Cass became the number one brand in the Northern region of the country, while also gaining momentum in the South.

Quilmes

Quilmes, representing 50% of the beer market in Argentina, is a national symbol with its striped light blue and white label linked to the colors of the national flag and football team. Sponsorship commitments and partnerships ensure that the brand connects with young adult consumers through friendship, music, the beach and nightlife under the tagline 'El Sabor del Encuentro' (the flavor of the encounter). Quilmes grew both volume and market share in 2007.

Siberian Crown

Siberian Crown has tripled its sales since its re-launch in 2001, and has continued to grow both volume and market share in 2007, while also receiving a 'number one national beer brand award' in Russia, based on the opinions of consumers. Our Russian team has developed Siberian Crown from a local brand in Western Siberia into a fully-fledged national brand, by developing consumer insights into a creative strategy meeting consumer aspirations.

WWW.INBEV.COM


Jupiler
Cass
Fresh
Quilmes



Jupiler

Skol

The leading beer brand in the Brazilian market, Skol has always invested in pioneering and innovation, showing new market trends. This behaviour is reflected in entertainment initiatives, like Skol Beats, launched in 2000, which is the first electronic music festival in Brazil, the largest in Latin America and one of the largest in the world. In 2007, the event brought together around 40 000 people for more than 30 hours of enjoyment.



СИБИРСКАЯ
КОРОНА
Классическое
CERVEJA PILSEN
SKOL
600 ml

Alexander Keith's

Brewed in Halifax since 1820, Alexander Keith's India Pale Ale is the number one brand in the Canadian domestic specialty segment. Alexander Keith's has continued to build on its performance in 2006, growing volume and market share in 2007.

Sedrin

Based on research, consumer understanding and insights, InBev has chosen Sedrin as the key driver of growth for its business in China. In 2007, Sedrin expanded in the provinces of Fujian, Jiangxi, and Hunan. Successful launches in Ningbo and Nanjing were important steps and contributed to the brand's double-digit growth in 2007.



ALEXANDER
KEITH'S
1820
ALEXANDER KEITH'S
ICE


Cass
Fresh



The *Priorities* that unite us

The priorities that unite us

Execution in the marketplace

Connecting with consumers through innovation

Financial discipline in everything we do

The priorities that unite us

The three long-term objectives of our business are: to deliver volume growth ahead of industry growth; to grow revenue ahead of volumes; while at the same time maintaining strong financial discipline and ensuring that costs remain below inflation. All are necessary conditions if we are to fulfill our long-term goal of becoming the best beer company in the industry measured by profitability.

Behind these long-term objectives are key focal areas, which are the hallmarks of our business model, and which unite us in working towards our dream:

Execution in the marketplace

InBev is a sales driven company, and we are continually working towards best-in-class distribution. We have to out-pace and out-execute our competitors with a sense of urgency to win with consumers at the point of connection.

Brand-building

InBev is a portfolio player, in the business of building high quality brands for which consumers will pay a premium. In 2007, we have made clear brand choices, enabling us to put the right resources behind the brands we believe will most effectively build deep connections with consumers.

Innovation generated from consumer insights

We work hard to understand the values, lifestyles, and preferences of today's and tomorrow's consumers, building fresh appeal and competitive advantage through innovative products and services tailored to meet those needs.



... premium brands like Bohemia, and new ... innovations, I'm really proud of what we ... offer to customers and consumers.

[redacted]
Sales Representative, Brazil



Financial discipline in everything we do

Keeping a tight grip on costs enables us to be leaner and fitter to face the challenges of the marketplace, and to enable us to invest further behind our brands.

Cost-Connect-Win

The Cost-Connect-Win model demonstrates our operational approach. Whilst never compromising the quality of our brands, strong cost management allows us to capture 'non-working' money from within our overall cost envelope, and convert it into 'working money' to increase brand support and sales and marketing activities.

People and Culture: critical enablers

Each of these priorities is backed up by our single overarching ambition: to have the best people working for us united by the strength of our culture wherever we do business.


Win
Cost
Connect
Our People Make the Difference

As our revenue grows as a company, so too, do our sales and marketing investments. In 2007, we have been successful in increasing the 'working money' investments within our overall sales and marketing budgets, spending more directly where consumers will benefit.

Execution in the marketplace

InBev uses a disciplined and comprehensive sales strategy to help our brands reach their highest potentials in markets throughout the world. We want to reach as many consumers as possible and give them a positive experience at the point of connection.

Winning at the point of connection

InBev's sales strategy is based on proven best practices, integrated into a coherent global program which is being rolled out systematically across our operations. The fundamental principle behind the strategy is simple and unchanging: to win with consumers at the point of connection. Wherever consumers encounter our products, in their favorite bar or restaurant, in a supermarket or another retail environment, the ultimate test is whether the combination of brand appeal and experience creates the right connection; one that translates into a decision to buy one of our brands.

We always strive for consistency between the twin pillars of marketing and sales execution. By linking the two disciplines together we aim to attract consumers to the values of our brands, and to execute with the sense of urgency and focus that is required to succeed in a highly competitive marketplace.

Sales and marketing combined to drive growth

In 2007, the roll out of InBev's sales strategy in South Korea led to steady growth of distribution of the Cass brand. This, combined with multi-channel brand activation and a strengthening of execution across all points of connection, supported the double digit growth of the brand.

WWW.INBEV.COM



Integrated sales and marketing was rolled out in Russia in 2007 with some very positive results

InBev's approach to integrated sales and marketing was rolled out in Russia in 2007, with some very positive results. For example, a strengthened focus on execution of the Klinskoye brand within points of connection, secured its return to double-digit growth; successfully reversing a negative trend in its home market of Moscow. These efforts, combined with new image campaigns, national promotions, and a packaging re-launch with a new 'twist-off' bottle, demonstrated the power of a focused and coherent sales and marketing approach.

Chernigivske, the number one brand in InBev's Ukrainian portfolio, is a brand that appeals to consumers looking to 'live life to the fullest'. Through a consistent and integrated communication and experience platform, Chernigivske has aggressively grown both volume and market share in 2007, more than compensating for a temporary growth plateau experienced by the brand two years ago.

In Brazil where InBev's approach to sales is well established, a continuous focus on disciplined planning and effective distribution, combined with strong sales execution at the point of connection has delivered further volume growth in 2007. Premium growth and distribution led by the flagship brand Bohemia have been particularly effective, with Bohemia growing both volume and market share during the year.


BRAHMA

Connecting with consumers through innovation

Innovation at InBev always starts from the perspective of the consumer, based on in-depth understanding of their values, perceptions, preferences and trends, combined with the experience and technical know-how to translate good ideas into winning commercial propositions.



Quilmes
H2OH!
ALEXANDER KEITH'S
Hoegaarden
Rosée

Exciting consumers, building competitive advantage.

Quilmes Stout ARGENTINA

Quilmes Stout has supported InBev's growth of over 100% and market share leadership increase in the dark beer segment in Argentina in 2007. The beer was developed after extensive market research with consumers, which helped shape the unique appeal of its sweet and creamy flavor. This beer, which stands for connoisseurship, was launched in 2006, and is attracting new consumers to the beer category by penetrating the wine occasion.

H2OH! BRAZIL

Selling over two million hectoliters in 2007, H2OH!, a Pepsi branded innovation available in Brazil and Argentina, continues to build on its growth from previous years. A lightly carbonated beverage with zero sugar, flavored with natural lemon juice, the drink was especially developed for consumers looking for flavor and refreshment without sugar, reflecting consumers increasing interest in health and well-being.

Alexander Keith's Red Amber Ale CANADA

Alexander Keith's Red Amber Ale is a premium offering from the great family of Keith's beers in Canada. With its dark amber color and rich red overtones, Keith's Red Amber Ale offers a rich specialty beer experience. The Keith's family is now the number one draught in Ontario.

Hoegaarden Rosée BELGIUM

Sweeter beers are a fast growing segment of the Belgian beer market, especially among female consumers. Hoegaarden Rosée, introduced in 2007, combines the refreshing, light and natural Hoegaarden white beer, with the sweet and fruity taste of raspberries, offering consumers an accessible and easy drinking choice, appealing to adult consumers across the beer, wine, and soft drink categories of the beverage market.

Where heritage meets the future: the innovative global website for Stella Artois: www.stellaartois.com

The new global website for Stella Artois launched in 2007, received high recognition with gold, silver, and bronze awards for its content from 'Epica' (Europe's premier creative awards). This innovative global digital campaign demonstrates how brand communication can be leveraged via new channels in a way that is relevant, creative, and fun for its target consumers.

Strengthening our brands through *innovation*


КЛИНСКОЕ
FREEZ
Cass RED
СИБИРСКАЯ КОРОНА

Klinskoye Freez RUSSIA

A new lager beer launched in May 2007 which provides superior refreshment and a long lasting cooling sensation. Delivering strong appeal to young adult consumers in Russia, the brand is supported by innovative packaging such as a twist-off bottle with a holographic label.

Cass Red SOUTH KOREA

Cass Red, introduced in March 2007, was the most successful new off-trade introduction in South Korea over the last 5 years. A strong, full-bodied beer with 6.9% ABV, the brand offers a new choice to the marketplace, under the strapline 'a taste of passion'.

Siberian Crown Lime RUSSIA

A classic light beer, supplemented with lime and lemon tones delivers freshness without bitterness - a harmony of elegant taste. The brand has quadrupled expectations since its launch in March 2007.

Financial discipline in everything we do

Challenges of the external environment

World-class efficiency is a long-term strategic objective for InBev, wherever we do business, and whatever the wider economic circumstances. It is clear however, that the beverage industry, similar to other parts of the economy, is facing higher input costs, which inevitably places pressure on margins across all sectors. With commodity price increases an economic reality for the foreseeable future, we are confident that we can partially off-set these impacts by becoming leaner and fitter operationally, while continuing to focus on growing the business.

A balanced response - cost discipline combined with top line investment

Our response is to build on the solid foundations we have already established, through Zero-Based Budgeting, our Voyager Plant Optimization process, and by managing costs through procurement; thus enabling us to achieve more with less. Our focus on having the right people, aligned through a clear target-setting and reward process, will also improve productivity, help the business to become more efficient, and enable us to continue to invest in growing the top line, consistent with the Cost-Connect-Win model.

Zero-Based Budgeting reinforcing cost discipline

Cost discipline continues to be a core pillar of InBev's culture. In 2007, InBev's Zero-Based Budgeting cost management approach was introduced in both Latin America South and China, further strengthening this global approach. The rigorous challenging of all non-working costs has also continued across other Zones, with strong results achieved in Central & Eastern Europe, Western Europe and Global Headquarters.

Voyager Plant Optimization continuing to drive efficiency

Voyager Plant Optimization is InBev's program to bring greater efficiency to our brewing operations and generate cost savings, while at the same time driving up quality and safety.

Each segment of InBev's Voyager Plant Optimization (VPO) program is clearly connected to InBev's culture, emphasizing the importance of everyone acting in the same direction while respecting our standards of business integrity and the leading principles that define our company culture. As the VPO program is primarily about behavioral change, comprehensive training programs have been continued in 2007 to support people in establishing new ways of working in their daily routines.

In 2007 Voyager Plant Optimization was introduced in China at the Changsha brewery. Reaching one of its final implementation milestones, VPO is now up and running in all InBev Zones apart from the new Zone Latin America South. Further progress is being made as breweries transition to the sustainability phase of the program.

Footprint Optimization

New Plants

- Production started in October 2007 at a new plant in Angarsk in Russia, which will enable us to satisfy growing demand for our products in the East of the country.
- In Latin America North, InBev acquired the production capacity of two additional plants as part of its acquisition of Cintra.
- In North America, InBev's acquired the Lakeport brewery in Ontario, Canada.
- In Asia Pacific, the Golden Key brewery was acquired in the Fujian Province in China.

Extending existing capacity

In 2007, production capacity was extended at three major plants in Latin America South: Santa Cruz (Bolivia), Ypané (Paraguay) and Zarate (Argentina); as well as the soft drinks capacity at Viamão, Jaguariúna, Camaçari and Cebrasa in Latin America North. In Central & Eastern Europe, all plants in Ukraine, Ploiesti in Romania, and Schmichov in the Czech Republic increased capacity. In Asia Pacific, Putian (Sedrin) and Nanchang were extended.

WWW.INBEV.COM


A BEER TO BE DISCOVERED SLOWLY.
Why are so few things discovered slowly?
With no time to enjoy. But this Belgian beer is different.
You savour it layer by layer. Sip by sip.
Requires time to admire the natural hues and intense aroma.
Maybe this is why you drink it slowly.
To leave those who go fast behind.
Those with no time to think. No time to enjoy.
Leffe
Leffe
Leffe
Savour Life. Savour Leffe.



I was given a big opportunity by InBev to become a warehouse manager. It has been challenging and exciting to learn a new job, on the job. It's great to see that productivity has improved in the warehouse, and every day brings a new challenge.'

Warehouse Manager, France



but I work with small village points of connection all year round, to build lasting relationships. In the winter, when our distributors don't travel that far, I take our brands out to the villages myself, supporting our customers, who in turn, support us during the important summer months.'

Sales Representative, Bulgaria



'We are proud to
Voyager Plant Opt
qualification for the Icheon brewery in 2007, bringing to life InBev's culture and way of working in our brewing processes.'

Keunyong Lee
Brewer, South Korea



we have saved both money and maintenance time. It may be a small measure, but by exchanging an 8 dollar part for a 3 dollar part which is just as effective and durable, we will save around 20 000 dollars per year.'

Maintenance Mechanic, Canada

The *Zones* that drive us

Zone performance snapshot

Zone headlines and highlights



'Our soft drink business has become more efficient

through a traffic light tracking system that we put in place to optimize the use of returnable bottles, so they can be re-used more rapidly, and put back on the shelves for consumers to enjoy.'

Fernando Forti
Sales Representative, Argentina



to our business, and my job is to make sure that quality is never compromised. I show zero-tolerance when it comes to our manufacturing processes and methodology, because there can never be any short-cuts to consumer confidence.'

e Helena Fe
Quality Assurance Manager, Brazil



Zone performance

North America

A combination of business focus and a further strengthening of the InBev culture in the Zone has enabled us to continue to grow EBITDA despite challenging market conditions. Our Canadian brands have returned to growth in the U.S., and the Lakeport brands, together with Budweiser and Bud Light have boosted performance in Canada.

Latin America North

Overall, the Zone performed well in 2007 with volume and EBITDA growth driven by a positive market development in Brazil. While beer market share slightly declined overall in Brazil early in the year, share gains were recorded, month on month, since April. With the exception of Venezuela, all markets outside Brazil have substantially improved versus 2006, placing the Zone in a strong position going into 2008.

Latin America South

Latin America South had a very good year - its first as a fully integrated Zone within InBev's management structure. Volume and EBITDA growth was delivered at the same time as operations transitioned into the InBev way of doing business, and teams embraced InBev's culture. Within the Zone, Argentina and Bolivia in particular, delivered strong growth and mix improvement through enhancement of the premium segment in both countries.

snapshot



12% normalized EBITDA


20
15
10
Million hl
2005
2006
2007
12.6

Volume


2 000
1 500
1 000
Million euro
2005
2006
2007
1 564

Revenue



46% normalized EBITDA


120
60
0
Million hl
2006
2007
100.9

Volume


5 000
4 500
4 000
Million euro
2006
2007
4 904

Revenue



8% normalized EBITDA


40
20
0
Million hl
2006
2007
30.5

Volume


2 000
1 000
0
Million euro
2006
2007
1 003

Revenue

Zone performance snapshot



$15^{\%}$ normalized EBITDA


40
20
0
Million hl
36.1
2005
2006
2007

Volume


4 000
3 500
3 000
Million euro
3 455
2005
2006
2007

Revenue



$10^{\%}$ normalized EBITDA


50
25
0
Million hl
49.1
2005
2006
2007

Volume


2 000
1 500
1 000
Million euro
2 198
2005
2006
2007

Revenue



$5^{\%}$ normalized EBITDA


40
20
0
Million hl
36.4
2005
2006
2007

Volume


1000
500
0
Million euro
994
2005
2006
2007

Revenue

Western Europe

Five out of the six main countries in the Zone maintained or grew market share in 2007 against the backdrop of a very challenging year for the beer industry. The Zone's results were however, negatively impacted by the under-performance of Stella Artois in the U.K. The company is addressing this under-performance, so that the brand can return to growth over time. Costs remained very tightly managed right across the Zone, as further progress was made in converting 'non-working' money into 'working' money through Zero-Based Budgeting.

Central & Eastern Europe

In 2007, the Zone delivered strong volume and EBITDA growth, while continuing to improve cost management. Now based in Russia, the Zone management team is well-positioned to embrace changes in the marketplace and respond rapidly. Both Russia and the Ukraine delivered mix improvement in 2007, by successfully growing the premium beers in their portfolios, and innovation continued to enhance growth, especially in Russia.

Asia Pacific

2007 was a very good year in South Korea with the growth of the Cass brand improving InBev's market share in the country, reversing a previously negative trend. In China, the Sedrin brand grew ahead of the market, and was successfully extended to new geographies. Other local brands under-performed in the context of a highly competitive market environment. Improving top line growth in China, whilst not compromising profitability is a key priority for the company going forward into 2008.



Zone headlines and highlights

Western Europe

90% stake in InBev's pub real-estate business sold to Cofinimmo

In October 2007, InBev announced the closure of a transaction with Cofinimmo under which Cofinimmo acquired a 90% interest in Immobrew S.A./N.V., a subsidiary of InBev Belgium that directly owned 823 pubs in Belgium, and indirectly owned 245 pubs in the Netherlands. At the same time InBev Belgium and InBev Netherlands entered into master lease agreements with Immobrew and its Netherland affiliates with respect to these pubs. The sale is consistent with InBev's commitment to free up capital invested in non-core activities, whilst maintaining the commercial link with the pubs.

InBev invests 60 million euro in Belgian brewery operations for 07/08

In September 2007, InBev announced that it will invest close to 60 million euro in its brewery operations in Hoegaarden, Jupille and Leuven over a 12 month period, in response to the international success of Stella Artois and Hoegaarden, the growth of Jupiler in the Netherlands, and successful brand innovations. A significant part of the investment will go towards making Hoegaarden a dedicated white beer brewery, with investments in production, logistics equipment, and facility upgrades. Jupille will substantially increase brewing of lager beer utilizing the freed up capacity, and Leuven will continue to enhance its export capability with investments in brewing and packaging capacity.

New offices for Labatt USA

In July 2007, InBev's business in the USA opened the doors of its new headquarters in Buffalo. With its close proximity to Canada, core customers and key business partners, and situated in the heart of Western New York, the new office is a strategic location for Labatt USA's next phase of growth. To coincide with the opening, Labatt Blue fans participated in a brand promotion as part of the 'welcome to Buffalo' campaign which ran throughout the summer.

Latin America North

AmBev acquired Cintra to expand production capacity

In March 2007, AmBev announced the signing of a purchase and sale agreement with respect to the acquisition of 100% of Goldensand Comércio e Serviços Lda., the controlling shareholder of Cervejarias Cintra Indústria e Comércio Ltda. The acquisition enabled AmBev to expand production capacity to meet the continuing increase in demand in the beer and soft drink markets. In November 2007, under the terms of the offer, arrangements commenced to implement the transfer of the Cintra brand to AmBev.

Acquisition of Lakeport by Labatt Breweries of Canada

On March 29, 2007, Labatt Brewing Company Limited acquired all of the Units of Lakeport Brewing Income Trust. Completion of the transaction occurred following an unsuccessful challenge by competition authorities to gain more time to review the transaction following expiration of minimum statutory waiting periods. Lakeport's business has been successfully integrated into InBev North America. The acquisition secured a strong presence for InBev in the growing value segment in Ontario.

A record year for investment in Argentina

In July 2007, InBev's Latin America South business officially opened a PepsiCo soft drink plant at its Zárate site, in the Buenos Aires province of Argentina, with an investment of 11 million USD (over eight million euro). The investment reinforces InBev's successful strategic partnership with PepsiCo in Argentina.

Furthermore, to support growing demand for beer and soft drinks in the marketplace, investments have been made to expand capacity at existing breweries in Argentina, making 2007 a record year for investment in Argentina. Facilities in Bolivia and Paraguay were also expanded.

Central & Eastern Europe

InBev opens its 10th brewery in Russia

In October 2007, InBev's 10th Russian brewery in Angarsk became operational, to satisfy growing demand in the East of the country. As well as boosting production capacity, the strategic location reduces distribution time to ensure our beers reach consumers as rapidly and efficiently as possible.

Asia Pacific

Construction underway for new brewery in eastern China

InBev China announced plans to build a new brewery in Zhoushan, in East China's Zhejiang Province. The plant will become operational in 2008. The new plant will include a modern disposal center for wastewater and gases, using leading environmentally-friendly technologies and processes. With Zhoushan city receiving nearly 10 million tourists per year, the new brewery will help meet growing consumer demand for premium, high quality beer, and serve as a new 'Sedrin-hub'.

InBev enters into a long-term joint venture agreement in India

In May 2007, InBev announced a long-term joint venture agreement with the RKJ group, a leading beverage group operating in India. This will be InBev's vehicle to invest in the promising Indian beer market. The agreement will not have a material impact on InBev's business in the short to medium term, but InBev is confident that the combination of its expertise in beer with the financial and operational discipline of the RKJ group will allow this venture to deliver its business plan and to build a meaningful presence over time.







The *People* that enable us

InBev people

Meet the Executive Board of Management

InBev people

People are at the heart of our business, and represent our only long-term competitive advantage. Every year we look to strengthen our people capabilities, attract and grow talent, and deploy the right people, incentivised through our target-setting and reward systems, to deliver the right results for the business. Key actions in 2007 include:

Enhanced clarity around InBev's corporate culture

More than two years since the creation of InBev, we compiled the feedback of people throughout our company and created what we call our 'Dream, People, Culture Principles'. These ten principles articulate the company's aspirations and commitment to developing and deploying great people within a high performance company culture.

Strengthening performance evaluation

In 2007, we increased the visibility of our global organization and people review. We evolved our behavioral competencies to match the company's ten principles, extended our 360-degree feedback tool deeper into the organization, and ensured that bi-annual individual performance and competency evaluations have become a discipline for which all line managers are held responsible.

Extending employee engagement

This year, we expanded the scope of our global engagement survey so that it now covers every country in which we operate. Evaluating feedback versus last year, we are encouraged to see a trend towards improvement in employees' views of their career development opportunities within the company, something which has been a clear focus of action during the year.

WWW.INBEV.COM





'The Global Management Trainee Program has given me the opportunity to gain real insight into how different disciplines work together on a global, Zone and country level. This experience provided me with a solid base for my current position as a manager in Planning & Performance Management, in which I work with different departments in order to be the best business partner for our On Trade customers.

Hester Van Lint

Overall we recruited
123 new recent graduates
in 17 countries
across our six Zones

Career planning and talent development

Our approach is to develop future leaders through direct business experience, and equip them with the right skill sets through very challenging experiences as they progress through their careers at InBev. We have developed a framework known as 'PACE' which we are committed to utilizing to ensure that talented individuals gain the right breadth and depth of experience across the business to maximize their career development potential.

Promotions from within

Given our investment in talent development, our approach is to promote individuals from within the company wherever possible. In 2007, InBev promoted more than 15 per cent of its management-level employees, with promotions across all its Zones exceeding 4 000 people.

Expanding the pool of future talent

This year we expanded our Global Management Trainee Program to include South Korea for the first time. Overall we recruited 123 new recent graduates in 17 countries across our six Zones. With three current Executive Board of Management members having started with the company in this program, the precedent for growth in the organization is well established.

Meet the Executive Board of Management


Alain Beyens
IDENT CENTRAL &
TERN EUROPE 2007
ZONE PRESIDENT WESTERN EUROPE 200
Chris Burggraeve
Claudio Braz Ferro
João Castro Neves
Carlos Brito
Sabine Chalmers


WWW.INBEV.COM
Claudio Garcia
Stéfan Descheemaeker
Miguel Patricio
Dirk Moens
Felipe Dutra
Jo Van Biesbroeck
Luiz Fernando Edmond





The *World* around us

The best beer company
in a better world

Responsible drinking

The environment

The best beer company in a better world

InBev's dream is to become the best beer company in a better world. In so doing, we also aim to add value to the people, communities, and places we do business in, impacting positively on the world around us.

As the world's leading beer company, with operations in over 30 countries, and sales in over 130 countries, we take our responsibilities as a global Corporate Citizen seriously. We know that we can make a difference through the integrity of our business conduct; the sustainability of our use of resources; and the ways in which we engage with consumers in the promotion of responsible enjoyment of our products.

Our ambition is to build a company for the long-term, with a legacy to be proud of - for the people who work for us and with us; for future generations and the future of the environment in which they live; and above all for our consumers, who we hope will always be as proud to choose our products, as we are to create them.

In August 2007, InBev published its third Global Citizenship Report[2] which can be found on our website at www.InBev.com/citizenship. This chapter details some of the highlights that can be found in that report, together with additional initiatives since the report went to print.

Stakeholder engagement: Leading the way in China

In December 2007, InBev hosted an event in Beijing in partnership with the China State Environment Protection Administration (SEPA), bringing together a wide range of stakeholders on the environment. InBev became the first corporation in China to submit its Global Citizenship Report to SEPA's new 'Center for Promotion of Corporate Responsibilities' which was inaugurated at the event by SEPA, to further develop corporate environmental responsibility in China.

Progressing the UN Global Compact principles

In 2007, InBev formally submitted its first communication on progress to the UN Global Compact, whose principles we support. Going forward we will continue to communicate progress annually.



中国企业社会责任
推广中心
China Corporate Social Responsibility Promotion Center
啤酒集团
布会

Corporate Citizenship Priorities for 2008, we will focus our efforts on:

Responsible enjoyment of our products

We will continue to build on the strengths of our existing, well-established actions to promote responsible drinking. We aim to communicate with more consumers across broader geographies, as well as work with our own employees, and continue to responsibly self-regulate our marketing communications.

The environment – now and for the future

The sustainability of our business and sustainability of the environment go hand in hand. In practice that means being as efficient as possible in our use of natural resources, such as the water we use to brew our beers; recycling our by-products and waste; and taking on the shared challenges of the future, such as climate change, by reducing our carbon footprint.

Supporting communities

Across our operations a diverse and extensive range of schemes support local communities in areas such as health, education, local environmental projects, and direct charitable giving. In 2008, we intend to encourage strategic community support around the themes of heritage, education and the environment to maximize the benefit we can deliver locally.

We will continue to engage with stakeholders around these topics going forward, before rolling out action plans at country level.

In addition to these external objectives, we will continue to maintain our internal focus on corporate governance and compliance, to ensure we do the right things in the right way, supporting the overall integrity of the business. For further details see Corporate Governance Chapter p. 127.

[2] 07 GCR is based on 06 data; 07 data will be available in the 2008 Global Citizenship Report.


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HOME ▶ RESPONSIBLE BREWER ▶ GLOBAL CITIZENSHIP
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People and the community
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Responsible Drinking
In August 2007 InBev published its third
Global Citizenship
Report wich can be found on our website at
www.InBev.com/citizenship
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Responsible drinking

Our primary responsibility to our consumers is to ensure that our products are safe and of the highest quality. However we also recognize an additional responsibility relating to how consumers use our products.

We have a two-fold approach to ensuring our wider product responsibility. First, we ensure that our own marketing activities support our position on responsible drinking and do not encourage alcohol misuse. Second, we help address or prevent alcohol-related problems through targeted campaigns.

Our position

InBev believes in moderate consumption, as demonstrated by the vast majority of our consumers. This is not only more favourable for individuals and society; it is also in the long-term interest of our company and its brands. Our full position, including support for legal restrictions on drinking age, and support for the enforcement of blood alcohol restrictions to prevent drinking and driving, can be found in the 2007 Global Citizenship Report.

Commercial Communications Code

InBev has a single global Commercial Communications Code which is the minimum standard we apply wherever we do business. If local rules are less strict than the Code, then the Code prevails. If local rules are more precise, then those are applied. In many cases our Code goes well beyond existing legal frameworks.

The main objectives of the Code are to make sure that our advertising does not encourage inappropriate behavior and it is not directed at those under the legal drinking age. The Code applies to all forms of brand marketing and commercial communications for all InBev products above 0.5% ABV.

The Code has specific principles relating to:

- Responsible drinking
- Legal drinking age
- Association with hazardous activities
- Health aspects
- Alcohol content
- Performance and success

Responsible drinking programs around the world

Latin American support for enforcing drinking and driving limits

Our Latin America North operations have donated more than 20 000 single-use breath-analyzers in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul and the Federal District and in Latin America South we also co-operate with authorities in Argentina to help prevent traffic accidents by donating latest generation, multiple use breath-analyzers.


ЗА РУЛЕМ
И ПОЗДНО.
"Не пейте за рулем"

In 2007,

InBev launched a new global responsible drinking website, featuring information on all our responsible drinking programs around the world. For more information visit the site at *http://www.InBev.com/responsiblebrewer*

Promoting the 'don't drink and drive' message in Russia

InBev's hard-hitting anti-drink driving campaign attracted a significant public response and won first prize at the Moscow Festival of Social Advertising organized by the Moscow Government. The commercial was timed to coincide with the National Road Safety Week and was shown on more than 70 channels, supported by roadside billboards and online communication.

Promoting responsible drinking in the U.K.: 'The Drinkaware Trust'

InBev U.K. is a founding member of the Drinkaware Trust, a registered charity which aims to improve public awareness and understanding of responsible drinking, and to positively change drinking habits in the U.K. Our U.K. products reference the Drinkaware website and also clearly state the number of units of alcohol contained in the bottle or can.

'Make a Plan' in Canada

Our Canadian program, 'Make a Plan' is an advertising campaign aimed at educating adults on the importance of the responsible use of alcohol. Its focus is on helping adults plan ahead to have fun safely. The campaign is delivered by children and directly targets parents and other adults by providing common-sense tips on responsible use covering topics such as getting home safely; being a good host; and having a designated driver. Children of company employees volunteered to feature in the campaign, thereby further engaging the whole company in this important message.


NAO
Mom, don't be a

The environment

As a truly global company, we at InBev take our responsibility to the environment seriously. Since our products come from the earth, we understand that what's good for the environment is also good for business.

Taking on the Carbon challenge

Climate change is predicted to have serious and far-reaching environmental, economic, and social consequences. For our business it may directly impact on crop outputs and costs, and the quality of our essential raw materials. It may also lead to limits on the supply of water, rising energy prices, unpredictable weather affecting our breweries and supply chain, and of course changes in consumer demand. In the face of these challenges, we want to be part of the solution by reducing our carbon footprint through energy efficiency and smarter management and sourcing of energy.

Our energy use

Since 2005, we have reduced the amount of energy required to produce a hectoliter of product by 16.7% and we will continue to work to achieve year on year improvements.

Sourcing renewable energy

We generate a small but growing proportion of our power from renewable energy sources such as biogas and biofuel. In 2007, we continued to use biomass such as eucalyptus, pine sawdust, coconut fibers and rice husks, to fuel boilers to generate heat at our Agudos, Lages, Teresina, Viamão and Cuiabá plants in Brazil. In Argentina, 24 221 tons of CO_2 have been cut since 2004 by substituting heavy oil with eucalyptus sawdust as boiler fuel. We have also substituted two million cubic meters of natural gas at our Jacareí, Jaguariúna, Jundiaí, Guarulhos and Juatuba plants in Brazil by using on-site biogas-to-energy systems.

In Western Europe, seven breweries produce biogas which is used for generating heat and electricity. At the Wernigerode plant in Germany we plan the production of biogas from by-products such as spent grains and spent yeast. The produced biogas will be used for the production of electricity, heat and cold. Other future investments include a new state-of-the art boiler house for the Leuven brewery in Belgium, and CO_2 recovery optimization at the Jupille brewery in Belgium.



n 2007, our Latin America North operations launched the first ever beverage company Clean Development Mechanism project o be approved by the Brazilian government. The project at the Viamão brewery has now been successfully registered by the United Nations Framework Convention on Climate Change. We introduced renewable sources in the Águas Claras do Sul Branch energy matrix, replacing oil by solid biomass from rice husks for steam generation. This measure is expected to reduce CO_2 emissions by 188 000 tonnes over the next seven years.

Also in 2007, Zone Latin America South kick-started the approval process for its first Certified Emissions Reduction Project at the Ypané brewery in Paraguay, a biomass project which will substitute 5 000 tons of oil per year, contributing to the sustainability of the local community.

On-site Energy Production
by fuel source 2006


1.3%
Light Oil
17.6%
Heavy Oil
Gas
Biogas
8.5%
Coal

Total fuel use 2006 = 19 904 thousands of Gigajoules ('000 Gj)

97% of InBev's waste and by-products are recycled.

We have an obligation to take responsibility for the waste we generate as a result of brewing our beers and for the impact of our packaging. Our strategy is to divert by-products with a residual value from our waste streams for recycling or re-use and to recycle other wastes such as on-site packaging waste. We are especially proud of our record in byproduct management and will continue to strengthen this in 2008.

We are now achieving a global reuse/recycling rate of 97%. In some areas of the business it is even higher. In Latin America North for example, 98.1% of the company's total waste and by-products were recycled during 2006, and the top 12 plants there reused/recycled 99% of their waste. Our Stella Artois brewery in Leuven, Belgium is also proud to be among the plants achieving a 99% recycling rate.

WWW.INBEV.COM

Water – at the heart of our products

Water is fundamental to our business. We depend on reliable supplies of the highest quality drinking water to produce our beers and soft drinks. Water is also used in the brewing process, for example in cleaning, cooling and steam production. We have a dual responsibility – to our stakeholders and to our business – to manage water use efficiently, especially in parts of the world where availability is limited. The chart below shows that water use per hectoliter of production has fallen by 3,8% over the last three years.

Total Water Use
per hectoliter production
hl water per hl (hl/hl)


6.00
4.00
2.00
0
5.49
5.25
5.05
100%
100%
100%
2004
2005
2006

2004 and 2005 restated to include historical data available within enlarged 2006 performance scope.

Where does our water come from ?

Water Sources 2006


33.7%
Surface
Ground
Water
Municipal

Total Water Use 2006 = 1 052 million hectoliters

Reducing water consumption in Ningbo China

Reducing water consumption is one of the highest priorities at our Ningbo brewery in China. An intensive water reduction program led to the saving of 15.9 million liters of water which is equivalent to a 0.7 hectoliter reduction in water use per hectoliter of beer. Further improvements are planned going forward.



SKOL
Me ABRAÇA
Balada
O Bloco do Jammil
O CARNAVAL
É AGORA.
TÁ REDONDO?
Yeah, Yeah!
SKOL
SE BEBER, NÃO DIRIJA.
VENDA PROIBIDA PARA MENORES DE 18 ANOS.
SKOL
CERVEJA PILSEN
FICOU AZUL
FICOU GELADA

Reports

Financial Report

Management report

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com.

The following management report should be read in conjunction with InBev's audited consolidated financial statements.

A number of acquisitions, divestitures and joint ventures influenced InBev's profit and financial profile over the past two years. Further details on acquisitions and disposals of subsidiaries and on the purchase of minority interests are disclosed respectively in note 5 *Acquisitions and disposals of subsidiaries* and in note 13 *Goodwill*.

Selected financial figures

The tables below set out the components of our operating income and our operating expenses, as well as our key cash flow figures.

Million euro	2007	%	2006	%
Revenue[1]	**14 430**	**100.0**	**13 308**	**100.0**
Cost of sales	(5 936)	41.1	(5 477)	41.2
Gross profit	**8 494**	**58.9**	**7 831**	**58.8**
Distribution expenses	(1 713)	11.9	(1 551)	11.7
Sales and marketing expenses	(2 134)	14.8	(2 115)	15.9
Administrative expenses	(990)	6.9	(1 075)	8.1
Other operating income/(expenses)	263	1.8	133	1.0
Normalized profit from operations (Normalized EBIT)	**3 920**	**27.2**	**3 223**	**24.2**
Non-recurring items	374	2.6	(94)	0.7
Profit from operations (EBIT)	**4 294**	**29.8**	**3 129**	**23.5**
Normalized profit attributable to equity holders of InBev	**1 863**	**12.9**	**1 522**	**11.4**
Profit attributable to equity holders of InBev	**2 198**	**15.2**	**1 411**	**10.6**
Depreciation, amortization and impairment	**(1 030)**	**7.1**	**(1 093)**	**8.2**
Normalized EBITDA	**4 992**	**34.6**	**4 239**	**31.9**
EBITDA	**5 324**	**36.9**	**4 223**	**31.7**

Million euro	2007	2006
Operating activities		
Profit	3 048	2 126
Non cash items included in profit	2 135	2 279
Cash flow from operating activities before changes in working capital and provisions	**5 183**	**4 405**
Change in working capital	270	131
Use of provisions	(363)	(440)
Interest and taxes (paid)/received	(1 026)	(809)
Cash flow from operating activities	**4 064**	**3 287**
Investing activities		
Net capex	(1 440)	(1 218)
Acquisition of subsidiaries, net of cash acquired, and purchase of minority interests	(1 342)	(2 271)
Other	424	8
Cash flow from investing activities	**(2 358)**	**(3 481)**
Financing activities		
Dividends paid	(769)	(617)
Purchase of treasury shares	(600)	(59)
Other	399	884
Cash flow from financing activities	**(970)**	**208**
Net increase/(decrease) in cash and cash equivalents	736	14

Note: whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company's performance.

1 Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.

Financial performance

2007 has been the third full year of InBev. In 2007 we grew EBITDA by 16.5%, and delivered an EBITDA margin of 34.6%, an increase of 274 basis points on an organic basis compared to 31.9% in the previous year.

During the first three years of InBev, our EBITDA margin has demonstrated consistent evolution from 26.1% in 2004 (pro forma), 28.6% in 2005, 31.9% in 2006, to 34.6% in 2007. Our EBITDA grew at a compounded annual growth rate of 16.2% for these first years.

In 2007, our EBITDA margin grew in five out of six zones:

- North America: up to 38.2% or 173 bps organically
- Latin America North: up to 47.3% or 344 bps organically
- Latin America South: up to 40.3% or 244 bps organically
- Central and Eastern Europe: up to 23.6% or 173 bps organically
- Asia Pacific: up to 26.5% or 88 bps organically
- Western Europe: down to 22.3% or -9 bps organically.

Consolidated volumes grew by 5.2% in 2007, with growth of 4.7% for beer, and 8.6% for soft drinks. However our own beer volumes increased by 5.0% as a result of our strategy to focus on building branded volumes, while reducing private labels and other, lower margin beer volumes. Our volumes in Latin America North, Latin America South, and Central and Eastern Europe were strong, and above our overall average. Three main issues diluted our overall volume performance in 2007: our market share performances in China and the UK (the only Western European market where we lost share) and industry contraction in Western Europe.

With respect to costs, cost of sales per hectoliter grew by 2.0% versus average inflation of 4%, as effective productivity programs enabled us to partially offset commodity and general inflationary pressures.

Operating expenses decreased by 2.1%, which once again confirms the power of our Zero-Based Budgeting cost management approach, a way of life prevalent throughout the company.

In terms of cash from operations, 2007 saw growth from 3 287 million euro to 4 064 million euro, or an increase of 777 million euro, of which 270 million euro was an improvement in working capital, reflecting our efforts to further enhance cash flow and working capital management.

Volumes

The table below shows worldwide sales volumes by zone and country. Volumes include not only brands that we own or license; but also third party brands that we brew as a subcontractor and third party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the global export business are shown separately.

Million hectoliters	2007	2006
North America		
Canada	9.7	9.2
USA	1.9	4.2
Cuba	1.0	0.9
	12.6	**14.3**
Latin America North		
Brazil beer	70.1	65.6
Brazil soft drinks	24.5	22.1
Dominican Republic	1.6	1.6
Ecuador	0.2	0.2
Guatemala	0.3	0.2
Peru	2.5	2.8
Venezuela	1.7	2.1
	100.9	**94.6**
Latin America South		
Argentina	23.2	17.2
Uruguay	1.4	1.0
Paraguay	2.1	1.7
Chile	0.7	0.5
Bolivia	3.1	2.2
	30.5	**22.6**
Western Europe[1]		
United Kingdom	10.8	11.9
Belgium	6.1	6.3
Netherlands	2.8	2.6
France	2.3	2.3
Luxemburg	0.2	0.2
Germany	9.6	10.8
Italy	1.4	1.4
Austria	0.1	0.1
Switzerland	0.1	0.1
Spain	0.2	0.2
Export and licenses	2.4	3.2
	36.0	**39.1**
Central and Eastern Europe		
Hungary	2.3	2.3
Bulgaria	1.6	1.5
Croatia	1.7	1.6
Romania	3.9	3.4
Serbia	3.5	3.3
Montenegro	0.5	0.5
Czech Republic	2.8	2.7
Russia	21.8	18.7
Ukraine	11.0	9.3
	49.1	**43.2**
Asia Pacific		
South Korea	6.9	6.6
China	29.5	23.3
Licenses	-	1.1
	36.4	**30.9**
Global exports	**5.1**	**1.8**
Total	**270.6**	**246.5**

1 Includes subcontracting/commercial products: 5.6m hectoliters in 2007 and 6.4m hectoliters in 2006.

The table below summarizes the volume evolution per zone and the related comments are based on organic numbers:

Thousand hectoliters	2006	Scope[1]	Organic growth	2007	Organic growth%
North America	14 342	(1 710)	(60)	12 572	(0.5)%
Latin America North	94 586	931	5 361	100 877	5.7%
Latin America South	22 566	5 833	2 125	30 524	9.7%
Western Europe	39 147	(1 218)	(1 861)	36 068	(4.9)%
Central and Eastern Europe	43 201	-	5 936	49 137	13.7%
Asia Pacific	30 924	4 375	1 081	36 380	3.6%
Global Export and holding companies	1 763	3 095	195	5 054	4.0%
Worldwide	**246 529**	**11 306**	**12 777**	**270 611**	**5.2%**

Consolidated volumes grew 5.2% for the full year 2007 (FY07), as beer volumes rose 4.7% and non-beer volumes were 8.6% higher. However our own beer volumes increased by 5.0% as a result of our strategy to focus on building branded volumes, while reducing private labels and other, lower margin beer volumes. Beer growth was driven by our operations in Latin America North and South, Central and Eastern Europe, as well as Asia Pacific.

North America recorded a limited volume decrease of 0.5% for FY07, with a positive performance in the second half of the year. Volumes in Canada declined 1.4% on an organic basis. Next to this organic result, starting in April our Canadian performance benefited from the addition of the Lakeport brands to our portfolio, and these brands grew throughout the year. In the US, the volume performance of our Canadian brands improved since the second quarter. This result confirms our decision to retain an organization focused on selling these brands, following the agreement with Anheuser-Busch ("A-B") in which A-B is responsible for the distribution of our European import brands in the US.

2007 marked the first year of A-B importing our European brands for the US market. We saw improvements in shipments after the resolution of early transition challenges, and Stella Artois continued its very strong growth.

In Latin America North, volumes rose by 5.7% (beer up 5.1%; non-beer up 7.2%). Beer volumes in Brazil increased 5.6%, and our market share for the full year was 67.8%, including nine months of sequential market share gain. The beer volumes of the other countries of the zone were down 4.9%, a result which is entirely attributable to much lower industry volumes in Venezuela, where the company grew market share.

Volumes grew by 9.7% in Latin America South (beer up 6.8%; non-beer up 14.3%), as Argentina, Bolivia and Uruguay presented solid volume increases. These increases were supported by the ongoing growth of our premium brands in this zone.

Against the background of lower industry volumes in Western Europe, our total volumes declined 4.9%; however, branded beer volumes were down somewhat less, by 4.4%. Beer volumes in the UK declined 10.3% for the full year, resulting in share loss in a market which was lower than last year. German beer volumes were down 3.8%, resulting in a stable market share for the year. In Belgium, despite a beer volume decrease of 1.5%, our market share grew. Consistent with previous results, apart from the UK we grew or maintained market share in all main Western Europe markets for 2007.

Solid volume growth of 13.7% was achieved in Central and Eastern Europe. Volumes increased by 16.5% in Russia, leading to increased market share and we achieved an improved product mix. Ukraine volumes rose 19.3% and we continued to hold clear market leadership. Central European operations achieved higher volumes with good share gains in nearly all markets.

Asia Pacific volumes increased by 3.6% during 2007. In China, organic volume growth was 3.0%, which was lower than the market. The Sedrin business continued to perform well, while the business focused on implementing best practices designed to improve results across our operations. In January 2008 we reached agreement with our partner in Shiliang to increase InBev's stake in this business to 100% and assume full control after the approval of the relevant authorities. This important step will enable us to strengthen our position in Zhejiang province. Volumes were 5.7% ahead in South Korea, supported by good growth of our brand Cass, and resulting in higher market share.

InBev's global brands increased 3.2% in 2007. Brahma® volumes rose 4.9% due primarily to good volumes in Brazil. While Stella Artois volumes declined by 2.4%, this was entirely due to lower volumes in the UK, partly offset by strong volume growth in the US, Eastern Europe and Latin America. Beck's® delivered 4.3% volume growth, with significant contributions from the UK and Central and Eastern Europe. Continued good growth in Western Europe and North America led to 10.2% higher volumes of Leffe®.

1 See Glossary.

Operating activities by zone

The tables below provide a summary of the performance in thousand of hectoliters of each geographical zone.

InBev Worldwide	2006	Scope	Currency translation	Organic growth	2007	Organic growth%
Volumes	246 529	11 306	-	12 777	270 611	5.2%
Revenue	13 308	262	(90)	950	14 430	7.2%
Cost of sales	(5 477)	(114)	53	(397)	(5 936)	(7.3)%
Gross profit	7 831	148	(38)	553	8 494	7.1%
Distribution expenses	(1 551)	(44)	17	(136)	(1 713)	(8.8)%
Sales & marketing expenses	(2 115)	(48)	16	12	(2 134)	0.6%
Administrative expenses	(1 075)	(20)	4	102	(990)	9.5%
Other operating income/(expenses)	133	5	5	119	263	83.0%
Normalized EBIT	3 223	42	5	650	3 920	20.4%
Normalized EBITDA	4 239	68	(9)	694	4 992	16.5%
Normalized EBITDA margin	31.9%				34.6%	274 bp

North America	2006	Scope	Currency translation	Organic growth	2007	Organic growth%
Volumes	14 342	(1 710)	-	(60)	12 572	(0.5)%
Revenue	1 831	(205)	(63)	1	1 564	0.1%
Cost of sales	(680)	161	23	5	(491)	1.1%
Gross profit	1 150	(43)	(40)	7	1 074	0.6%
Distribution expenses	(270)	(25)	9	10	(275)	3.8%
Sales & marketing expenses	(311)	86	9	9	(206)	4.2%
Administrative expenses	(104)	14	3	3	(83)	3.8%
Other operating income/(expenses)	(6)	3	-	6	3	167.2%
Normalized EBIT	459	35	(18)	36	512	7.3%
Normalized EBITDA	551	35	(22)	32	597	5.6%
Normalized EBITDA margin	30.1%				38.2%	173 bp

Latin America North	2006	Scope	Currency translation	Organic growth	2007	Organic growth%
Volumes	94 586	931	-	5 361	100 877	5.7%
Revenue	4 268	24	98	514	4 904	12.0%
Cost of sales	(1 491)	(14)	(26)	(134)	(1 664)	(9.0)%
Gross profit	2 778	9	71	380	3 239	13.7%
Distribution expenses	(500)	(8)	(7)	(36)	(551)	(7.1)%
Sales & marketing expenses	(440)	(5)	(7)	(38)	(491)	(8.7)%
Administrative expenses	(273)	(8)	(4)	28	(256)	10.2%
Other operating income/(expenses)	61	-	3	57	121	94.5%
Normalized EBIT	1 625	(11)	57	391	2 062	24.1%
Normalized EBITDA	1 872	(4)	60	390	2 318	20.9%
Normalized EBITDA margin	43.9%				47.3%	344 bp

Latin America South	2006	Scope	Currency translation	Organic growth	2007	Organic growth%
Volumes	22 566	5 833	-	2 125	30 524	9.7%
Revenue	733	188	(68)	150	1 003	21.0%
Cost of sales	(313)	(84)	31	(58)	(425)	(19.2)%
Gross profit	420	104	(37)	92	578	22.4%
Distribution expenses	(56)	(15)	6	(18)	(82)	(33.1)%
Sales & marketing expenses	(89)	(26)	8	(11)	(118)	(12.2)%
Administrative expenses	(51)	(10)	3	14	(44)	27.2%
Other operating income/(expenses)	(9)	(2)	1	(1)	(11)	(14.2)%
Normalized EBIT	215	51	(19)	75	323	36.6%
Normalized EBITDA	280	70	(25)	79	405	29.1%
Normalized EBITDA margin	38.2%				40.3%	244 bp

Western Europe	2006	Scope	Currency translation	Organic growth	2007	Organic growth%
Volumes	39 147	(1 218)	-	(1 861)	36 068	(4.9)%
Revenue	3 646	(65)	(3)	(123)	3 455	(3.4)%
Cost of sales	(1 619)	31	2	(30)	(1 616)	(1.9)%
Gross profit	2 026	(34)	(1)	(153)	1 839	(7.7)%
Distribution expenses	(416)	6	-	6	(403)	1.6%
Sales & marketing expenses	(720)	(3)	-	55	(668)	7.6%
Administrative expenses	(263)	2	(1)	27	(235)	10.2%
Other operating income/(expenses)	(108)	6	-	31	(70)	31.7%
Normalized EBIT	520	(23)	-	(34)	462	(6.8)%
Normalized EBITDA	834	(31)	(1)	(31)	771	(3.9)%
Normalized EBITDA margin	22.9%				22.3%	(9) bp

Central and Eastern Europe	2006	Scope	Currency translation	Organic growth	2007	Organic growth%
Volumes	43 201	-	-	5 936	49 137	13.7%
Revenue	1 820	-	(32)	411	2 198	22.6%
Cost of sales	(840)	-	18	(190)	(1 013)	(22.6)%
Gross profit	979	-	(15)	221	1 186	22.6%
Distribution expenses	(242)	-	5	(56)	(292)	(23.0)%
Sales & marketing expenses	(312)	-	4	(84)	(392)	(26.9)%
Administrative expenses	(140)	-	1	7	(131)	5.3%
Other operating income/(expenses)	(80)	-	2	10	(69)	12.2%
Normalized EBIT	206	-	(3)	99	302	48.2%
Normalized EBITDA	398	-	(6)	128	520	32.3%
Normalized EBITDA margin	21.8%				23.6%	173 bp

Asia Pacific	2006	Scope	Currency translation	Organic growth	2007	Organic growth%
Volumes	30 924	4 375	-	1 081	36 380	3.6%
Revenue	912	53	(41)	70	994	8.1%
Cost of sales	(467)	(17)	19	(29)	(495)	(6.8)%
Gross profit	445	36	(22)	41	499	9.3%
Distribution expenses	(66)	-	3	(5)	(68)	(8.1)%
Sales & marketing expenses	(174)	(25)	9	(16)	(207)	(9.2)%
Administrative expenses	(54)	(7)	2	(2)	(61)	(4.5)%
Other operating income/(expenses)	(1)	(2)	-	3	-	88.7%
Normalized EBIT	150	2	(8)	20	163	14.2%
Normalized EBITDA	241	8	(12)	27	263	11.9%
Normalized EBITDA margin	26.4%				26.5%	88 bp

Global Export & holding companies	2006	Scope	Currency translation	Organic growth	2007	Organic growth%
Volumes	1 763	3 095	-	195	5 054	4.0%
Revenue	99	266	20	(73)	312	(20.0)%
Cost of sales	(67)	(191)	(14)	38	(233)	14.8%
Gross profit	32	76	7	(35)	80	(32.4)%
Distribution expenses	(1)	(2)	-	(38)	(41)	-
Sales & marketing expenses	(68)	(75)	(7)	97	(52)	68.2%
Administrative expenses	(191)	(12)	(1)	25	(179)	12.2%
Other operating income/(expenses)	276	1	(2)	14	289	5.1%
Normalized EBIT	49	(12)	(3)	63	96	173.6%
Normalized EBITDA	63	(11)	(3)	69	118	129.6%

Revenue

Consolidated revenue grew by 7.2% (950 million euro) to 14 430 million euro. All operational zones generated higher revenue per hl, evidence that the company's ongoing efforts to improve its product mix is paying off.

Revenue per hl increased by 1.9% year on year on a consolidated basis. On a constant geographic basis, i.e. eliminating the impact of faster growth in countries with lower revenue per hl in euro, revenue per hl would have grown 3.6% organically.

Cost of sales

Consolidated cost of sales was 5 936 million euro in 2007, an increase of 7.3% (397 million euro), year on year. On a per hl basis, cost of sales for the full year was 2.0% higher, year on year, as the company continued to benefit from the successful implementation of supply chain efficiency programs, as well as a strong risk management approach. On a constant geographic basis, the organic increase in cost of sales per hl would have been an estimated 3.9%.

Operating expenses

Operating expenses, which are distribution expenses, sales and marketing expenses, administrative expenses and other operating income/ expenses, totaled 4 574 million euro for 2007, or an organic decrease of 2.1% (97 million euro) compared to 2006.

Distribution expenses grew 136 million euro (8.8%), due to the combination of higher volumes and the impact of increased transport costs in some operations. At a group level, sales and marketing expenses were 12 million euro lower (0.6%). This overall result reflects the achievement of important savings in non-working sales and marketing expenses, as well as the impact of a changed business model for the import of our European brands into the US. Since February 2007, A-B bears the sales and marketing costs for our European imports. Overhead costs were contained during the year, decreasing by 102 million euro (9.5%), partly impacted by a higher accrual for bonus payments in 2006, as well as confirming that strong cost management continues as part of our company culture.

Other operating income/expenses improved by +119 million euro for the full year compared to the previous year. The main drivers were increased fiscal incentives in Latin America North, the release of provisions in Western Europe, gains on sales of assets in Europe and increased royalties related to the import agreement with A-B.

Normalized profit from operations before depreciation and amortization (normalized EBITDA)

2007 normalized EBITDA of 4 992 million euro represented 16.5% organic growth (up 694 million euro), with all zones except Western Europe growing EBITDA.

- North America had an EBITDA of 597 million euro (+5.6% / up 32 million euro), due principally to tight management of costs.
- Latin America North EBITDA was 2 318 million euro (+20.9% / up 390 million euro), arising from healthy top line growth and focused cost control.
- Latin America South delivered EBITDA of 405 million euro (+29.1% / up 79 million euro), driven by a strong rise in revenue and limited expense growth.
- Western Europe EBITDA was 771 million euro (-3.9% / down 31 million euro), impacted by lower volumes and higher cost of sales, partly offset by good fixed cost management. Excluding the UK, EBITDA grew more than 7% despite a lower industry and increased input costs.
- Central and Eastern Europe grew EBITDA to 520 million euro (+32.3% / up 128 million euro), due to strong top line growth, partly offset by higher distribution and commercial expenses.
- Asia Pacific increased EBITDA to 263 million euro (+11.9% / up 27 million euro), with higher revenue partly offset by increased sales and marketing expenses.
- Global Export & holding companies EBITDA was 118 million euro (up 69 million euro), mostly explained by the impact of changing to a different business model for our European imports into the USA.

The consolidated EBITDA margin for the full year 2007 was 34.6% (2006: 31.9%). EBITDA margin expansion was 274 basis points; organic expansion was also 274 basis points. There was a negative currency translation impact of 9 million euro for 2007 (2006: positive impact of 238 million euro).

Profit

Normalized profit attributable to equity holders of InBev was 1 863 million euro (normalized EPS 3.05 euro) in 2007, up 22.4% year on year. Reported profit attributable to equity holders of InBev for 2007 was 2 198 million euro, and was impacted by the following:

- *Net finance cost*: 598 million euro. The net finance cost increased by 125 million euro. This increase is mainly driven by higher interest expense following the higher mix of Brazilian real interest-bearing liabilities in InBev's 2007 average net debt in comparison to the mix in 2006.

- *Income tax expense:* 649 million euro (effective tax rate of 17.6% for 2007 vs. 20.0% in 2006). The decrease in the 2007 effective tax rate is explained by the fact that the company continues to benefit at AmBev level from the impact of interest on equity payments, by tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006, by the positive impact of low taxed capital gains on the sale of real estate to Cofinimmo and by the recognition of a deferred tax asset on US tax loss carry forward. Excluding the impact of this non-recurring capital gain, other non-recurring items and the recognition of the deferred tax asset in the US, the effective tax rate of the company would have been 19.7%.

- *Profit attributable to minority interests:* 850 million euro (2006: 715 million euro). The increase in profit attributable to minority interests of 135 million euro is mainly triggered by increased profit at AmBev level, partly offset by a decrease of the minority stake following the execution of the AmBev share buy-back programs.

Impact of foreign currencies

Foreign currency exchange rates have a significant impact on our financial statements. In 2007, 32.2% (2006 – 30%) of our revenue was realized in Brazilian reals, 9.5% (2006 – 10.2%) in Canadian dollars, 7.9% (2006 – 9.2%) in pound sterling, 7.8% (2006 – 6.7%) in Russian ruble, 3.7% (2006 – 3.7%) in South Korean won, 1.4% (2006 – 3.6%) in US dollars, 4.5% (2006 – 3.6%) in Argentinean peso, and 3.4% (2006 – 3.0%) in Chinese yuan.

The fluctuation of the foreign currency rates had a negative translation impact on our 2007 revenue of 90 million euro (versus a positive impact in 2006 of 518 million euro), EBITDA of 18 million euro (versus a positive impact in 2006 of 255 million euro) and profit from operations of 4 million euro (2006: 210 million euro).

Our profit has been positively affected by the fluctuation of foreign currencies for 9 million euro (2006: 159 million euro), while the effect on our EPS base (profit attributable to equity holders of InBev) was neutral (2006: 96 million euro or 0.16 euro per share).

The impact of the fluctuation of the foreign currencies on our net debt is (107) million euro (decrease of net debt) and on our equity (60) million euro (decrease of equity). In 2006 there was an impact of (250) million euro (decrease of net debt) and (378) million euro (decrease of equity), respectively.

Non-recurring items

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature.

Details on the nature of the non-recurring items are disclosed in note 7 *Non-recurring items.*

Liquidity position and capital resources

Cash flows - Key figures

Our cash flow from operating activities increased from 3 287 million euro in 2006 to 4 064 million euro in 2007, or 23.6%. This improvement was the combined result of higher profit and improved working capital management. Consistent with its commitment to long term value creation, InBev is stepping up efforts to further improve cash flow management.

The evolution of the cash used in investment activities from (3 481) million euro in 2006 to (2 358) million euro in 2007 is mainly explained by higher acquisitions in prior year (Fujian Brewery and Beverage Associates Corp.'s remaining shares in Quinsa), partly offset by higher purchases of minority interest through the AmBev share buy-back programs in 2007. Consistent with InBev's commitment to free up capital invested in non-core assets, the company made several disposals that positively impacted the cash flow from investing activities, including the sale of the participation in Immobrew to Cofinimmo.

Net capital expenditures

We spent 1 440 million euro in 2007 and 1 218 million euro in 2006 on acquiring capital assets. In 2007, out of the total capital expenditures, approximately 67% was used to improve our production facilities while 22% was used for logistics and commercial investments. Approximately 11% was used for improving administrative capabilities and purchase of hardware and software.

Capital resources and equity

InBev's net financial debt decreased to 5 093 million euro as of December 2007, from 5 563 million euro as of December 2006. Apart from operating results net of capital expenditures, the net financial debt is impacted by the acquisition of Lakeport, Cintra and Brazilian distributors (190 million euro); the InBev (600 million euro) and AmBev (1 129 million euro) share buy-back programs and dividend payments (769 million euro), partly offset by the sale of real estate to Cofinimmo in Belgium and the Netherlands (379 million euro), by the sale of Dinkelacker (22 million euro) and by the impact of changes in foreign exchange rates (107 million euro).

Consolidated equity attributable to equity holders of InBev as at 31 December 2007 was 13 625 million euro, compared to 12 262 million euro at the end of 2006. The combined effect of the strengthening of mainly the closing rates of the Brazilian real and the Canadian dollar and the weakening of mainly the closing rates of the Argentinean peso, the Chinese yuan, the Pound sterling, the Russian ruble, the South Korean won, the Ukrainian hryvnia and the US dollar resulted in a foreign exchange translation adjustment of (9) million euro. Further details on equity movements can be found in note 21 *Changes in equity* to the consolidated financial statements.

As a result of share buy-back programs of 2007 InBev acquired 10.3 million InBev shares for an amount of 600 million euro and AmBev acquired 25.6 million AmBev shares for an amount of 1 129 million euro.

Research & development

In 2007, we expensed 20 million euro in research, mainly in our Belgian research center, compared to 17 million euro in 2006. Part of this was expensed in the area of market research, but the majority is related to innovation in the areas of process optimization especially as it pertains to capacity, new product developments and packaging initiatives. Knowledge management and learning is also an integral part of research and development and a lot of value is placed on collaborations with universities and other industries to continuously enhance our knowledge.

Risks and uncertainties

Note 28 *Risks arising from financial instruments* of the consolidated financial statements contains detailed information on the company's exposures to risk and its risk management policies. Judgments made by management in the application of IFRS that may have a significant effect on the financial statements and estimates with a significant risk of material adjustment are disclosed in the relevant notes of the consolidated financial statements. Important contingencies are disclosed in note 31 *Contingencies* of the consolidated financial statements.

Events after the balance sheet date

Please refer to note 33 *Events after the balance sheet date* of the consolidated financial statements.

Independent auditors' report

KPMG

KPMG Bedrijfsrevisoren - Réviseurs d'Entreprises
Bourgetlaan - Avenue du Bourget 40
1130 Brussel - Bruxelles
Belgium

Tel. +32 (0)2 708 43 00
Fax +32 (0)2 708 43 99
www.kpmg.be

STATUTORY AUDITOR'S REPORT TO THE GENERAL MEETING OF SHAREHOLDERS OF INBEV NV ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

In accordance with legal and statutory requirements, we report to you on the performance of our audit mandate. This report includes our opinion on the consolidated financial statements together with the required additional comment.

Unqualified audit opinion on the consolidated financial statements

We have audited the consolidated financial statements of InBev NV ("the company") and its subsidiaries (jointly "the group"), prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium. These consolidated accounts comprise the consolidated balance sheet as of 31 December 2007 and the consolidated statements of income, recognized income and expenses and cash flows for the year then ended, as well as the summary of significant accounting policies and the other explanatory notes. The total of the consolidated balance sheet amounts to EUR (million) 28 699 and the consolidated income statement shows a profit for the year of EUR (million) 3 048.

The company's Board of Directors is responsible for the preparation of these consolidated financial statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting principles and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing, legal requirements and auditing standards applicable in Belgium, as issued by the "Institut des Réviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

In accordance with these standards, we have performed procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we have considered internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the group's internal control. We have also evaluated the appropriateness of the accounting policies used, the reasonableness of accounting estimates made by the company and the presentation of the consolidated financial statements, taken as a whole.

Maatschappelijke zetel – siège social:
Bourgetlaan - Avenue du Bourget 40
1130 Brussel - Bruxelles
België - Belgique

KPMG Bedrijfsrevisoren - Réviseurs d'Entreprises
CVBA/SCRL
Burgerlijke vennootschap met handelsvorm - Société civile à forme commerciale
RPR - RPM 0419122548
Rechtsgebied Brussel - Ressort judiciaire Bruxelles

KPMG

Statutory auditor's report to the general meeting of shareholders of InBev NV on the consolidated financial statements for the year ended December 31, 2007

Finally, we have obtained from management and responsible officers of the company the explanations and information necessary for our audit. We believe that the audit evidence we have obtained, provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group's net worth and financial position as of 31 December 2007 and of its results and cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium.

Additional comment

The preparation of the management report and its content are the responsibility of the company's Board of Directors. Our responsibility is to supplement our report with the following additional comment which does not modify our audit opinion on the consolidated financial statements:

The Director's report on the consolidated financial statements includes the information required by law and is consistent with the consolidated financial statements. We are, however, unable to comment on the description of the principal risks and uncertainties which the group is facing, and on its financial situation, its foreseeable evolution or the significant influence of certain facts on its future development. We can nevertheless confirm that the matters disclosed do not present any obvious inconsistencies with the information that we became aware of during the performance of our mandate.

Brussels, 27 February 2008

Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren – Réviseurs d'Entreprises
Statutory auditor
represented by

Jos Briers
Réviseur d'Entreprises/Bedrijfsrevisor

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million euro	Notes	2007	2006
Revenue		**14 430**	**13 308**
Cost of sales		(5 936)	(5 477)
Gross profit		**8 494**	**7 831**
Distribution expenses		(1 713)	(1 551)
Sales and marketing expenses		(2 134)	(2 115)
Administrative expenses		(990)	(1 075)
Other operating income/(expenses)	6	263	133
Profit from operations before non-recurring items		**3 920**	**3 223**
Restructuring (including impairment losses)	7	(43)	(139)
Business and asset disposal	7	393	(19)
Disputes	7	24	64
Profit from operations		**4 294**	**3 129**
Finance cost	10	(713)	(639)
Finance income	10	115	166
Net finance cost		**(598)**	**(473)**
Share of result of associates		1	1
Profit before tax		**3 697**	**2 657**
Income tax expense	11	(649)	(531)
Profit		**3 048**	**2 126**
Attributable to:			
Equity holders of InBev		2 198	1 411
Minority interests		850	715
Basic earnings per share	22	3.60	2.32
Diluted earnings per share	22	3.59	2.30

Consolidated statement of recognized income and expenses

For the year ended 31 December Million euro	2007	2006
Exchange differences on translation of foreign operations (gains/(losses))	(60)	(378)
Full recognition of actuarial gains and (losses)	33	21
Cash flow hedges	17	73
Net result recognized directly in equity	**(10)**	**(284)**
Profit	3 048	2 126
Total recognized income and expenses	**3 038**	**1 842**
Attributable to:		
Equity holders of InBev	2 247	1 139
Minority interests	791	703

Consolidated balance sheet

As at 31 December Million euro	Notes	2007	2006
Assets			
Non-current assets			
Property, plant and equipment	12	6 629	6 301
Goodwill	13	13 834	12 305
Intangible assets	14	1 250	1 265
Investments in associates		31	13
Investment securities	15	163	40
Deferred tax assets	16	663	857
Employee benefits	24	7	6
Trade and other receivables	18	583	695
		23 160	**21 482**
Current assets			
Investment securities	15	179	223
Inventories	17	1 119	1 017
Income tax receivable		306	213
Trade and other receivables	18	2 570	2 571
Cash and cash equivalents	19	1 324	626
Assets held for sale	20	41	114
		5 539	**4 764**
Total assets		**28 699**	**26 246**
Equity and liabilities			
Equity			
Issued capital	21	474	473
Share premium	21	7 450	7 412
Reserves	21	292	715
Retained earnings	21	5 409	3 662
Equity attributable to equity holders of InBev		**13 625**	**12 262**
Minority interests	21	1 285	880
		14 910	**13 142**
Non-current liabilities			
Interest-bearing loans and borrowings	23	5 185	5 146
Employee benefits	24	624	753
Deferred tax liabilities	16	468	637
Trade and other payables	27	315	241
Provisions	26	512	448
		7 104	**7 225**
Current liabilities			
Bank overdrafts	19	80	90
Interest-bearing loans and borrowings	23	1 438	1 204
Income tax payable		570	372
Trade and other payables	27	4 410	3 919
Provisions	26	187	253
Liabilities held for sale	20	-	41
		6 685	**5 879**
Total equity and liabilities		**28 699**	**26 246**

Consolidated cash flow statement

For the year ended 31 December Million euro	2007	2006
Operating activities		
Profit	3 048	2 126
Depreciation, amortization and impairment	1 030	1 093
Impairment losses on receivables & inventories	49	24
Additions/(reversals) in provisions & employee benefits	136	173
Net finance cost	598	473
Loss/(gain) on sale of property, plant and equipment and intangible assets	(43)	(94)
Loss/(gain) on sale of subsidiaries	(354)	8
Loss/(gain) on assets held for sale	(12)	-
Equity-settled share-based payment expense	53	49
Income tax expense	649	531
Other non-cash items included in profit	30	23
Share of result of associates	(1)	(1)
Cash flow from operating activities before changes in working capital and provisions	**5 183**	**4 405**
Decrease/(increase) in trade and other receivables	(17)	(307)
Decrease/(increase) in inventories	(69)	1
Increase/(decrease) in trade and other payables	356	437
Use of provisions	(363)	(440)
Cash generated from operations	**5 090**	**4 096**
Interest paid	(623)	(452)
Interest received	44	55
Dividends received	1	1
Income tax paid	(448)	(413)
Cash flow from operating activities	**4 064**	**3 287**
Investing activities		
Proceeds from sale of property, plant and equipment	134	93
Proceeds from sale of intangible assets	7	69
Proceeds from sale of other assets	407	30
Repayments of loans granted	7	12
Sale of subsidiaries, net of cash disposed of	422	3
Acquisition of subsidiaries, net of cash acquired	(190)	(1 531)
Purchase of minority interests	(1 152)	(740)
Acquisition of property, plant and equipment	(1 481)	(1 266)
Acquisition of intangible assets	(100)	(114)
Acquisition of other assets	(404)	(16)
Payments of loans granted	(8)	(21)
Cash flow from investing activities	**(2 358)**	**(3 481)**
Financing activities		
Proceeds from the issue of share capital	84	82
Purchase of treasury shares	(600)	(59)
Proceeds from borrowings	6 544	6 429
Repayment of borrowings	(6 178)	(5 549)
Cash net finance costs other than interests	(44)	(75)
Payment of finance lease liabilities	(7)	(3)
Dividends paid	(769)	(617)
Cash flow from financing activities	**(970)**	**208**
Net increase/(decrease) in cash and cash equivalents	**736**	**14**
Cash and cash equivalents less bank overdrafts at beginning of year	536	552
Effect of exchange rate fluctuations	(28)	(30)
Cash and cash equivalents less bank overdrafts at end of year	**1 244**	**536**

Notes to the consolidated financial statements

1. Corporate information

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com.

The consolidated financial statements of the company for the year ended 31 December 2007 comprise the company and its subsidiaries (together referred to as "InBev" or the "company") and the company's interest in associates and jointly controlled entities.

The financial statements were authorized for issue by the board of directors on 27 February 2008.

2. Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), as adopted by the European Union up to 31 December 2007. InBev did not apply any European carve-outs from IFRS meaning that our financials fully comply with IFRS. InBev has not applied early any new IFRS requirements that are not yet effective in 2007. Certain 2006 amounts have been reclassified to conform to the 2007 presentation.

3. Summary of significant accounting policies

(A) Basis of preparation

The financial statements are presented in euro, rounded to the nearest million. Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g. systematic remeasurement), the cost approach is applied.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in the relevant notes hereafter.

(B) Principles of consolidation

Subsidiaries are those companies in which InBev, directly or indirectly, has an interest of more than half of the voting rights or otherwise has control, directly or indirectly, over the operations so as to obtain benefits from the companies' activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Jointly controlled entities are consolidated using the proportionate method of consolidation.

Associates are undertakings in which InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. Associates are accounted for by the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When InBev's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that InBev has incurred obligations in respect of the associate.

The financial statements of our subsidiaries, jointly controlled entities and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of InBev's interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

A listing of the company's most important subsidiaries is set out in note 34 *InBev companies*.

(C) Summary of changes in accounting policies

The accounting policies applied are consistent with those of the previous financial year. IFRS 7 *Financial Instruments: Disclosures* and the complementary amendment to IAS 1 *Presentation of Financial Statements – Capital Disclosure* were early adopted in 2006. IFRS 7 introduced new requirements to improve the information on financial instruments that is given in entities' financial statements. It replaces IAS 30 *Disclosures in the Financial Statements of Banks and Similar Financial Institutions* and some of the requirements in IAS 32 *Financial Instruments: Disclosure and Presentation.* The amendment to IAS 1 introduced requirements for disclosures about an entity's capital. While these new IFRS requirements are effective as from 1 January 2007 InBev decided to apply them already in the 2006 annual financial statements as part of our continued efforts to enhance transparency.

(D) Foreign currencies

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to euro at foreign exchange rates ruling at the dates the fair value was determined.

Translation of the results and financial position of foreign operations

Assets and liabilities of foreign operations are translated to euro at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to euro at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders' equity are translated at historical rates. Exchange differences arising from the translation of shareholders' equity to euro at year-end exchange rates are taken to equity (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into euro at the closing exchange rate. For subsidiaries and associated companies in countries with hyperinflation where a general price index method is not yet stabilized and does not provide reliable results, the balance sheet and income statement are re-measured into euro as if it was the operation's functional currency. In 2007 and 2006, InBev had no operations in hyperinflationary economies.

Exchange rates

The most important exchange rates that have been used in preparing the financial statements are:

1 euro equals	Closing rate		Average rate	
	2007	2006	2007	2006
Argentinean peso	4.638585	4.042527	4.270985	3.842754
Brazilian real	2.607528	2.815751	2.666233	2.736308
Canadian dollar	1.444901	1.528101	1.465551	1.415953
Chinese yuan	10.752457	10.279288	10.394794	10.058035
Pound sterling	0.733350	0.671500	0.684171	0.682320
Russian ruble	35.933738	34.696922	34.989503	34.094783
South Korean won	1 377.410468	1 225.490196	1 265.822785	1 199.040767
Ukrainian hryvnia	7.419443	6.650838	6.886768	6.328954
US dollars	1.472099	1.317001	1.367635	1.254287

(E) Intangible assets

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer accounting policy M).

Supply and distribution rights

A supply/distribution right is the right to supply/sell specified products in a certain territory.

Acquired customer relationships in a business combination are initially recognized at fair value as supply rights to the extent that they arise from contractual rights. If the IFRS recognition criteria are not met, these relationships are subsumed under goodwill.

Acquired distribution rights are measured initially at cost or fair value when obtained through a business combination.

Brands

If part of the consideration paid in a business combination relates to trademarks, trade names, formulas, recipes or technological expertise these intangible assets are considered as a group of complementary assets that is referred to as a brand for which one fair value is determined. Expenditure on internally generated brands is expensed as incurred.

Other intangible assets

Other intangible assets, acquired by the company, are stated at cost less accumulated amortization (see below) and impairment losses (refer accounting policy M).

Subsequent expenditure

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortization

Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When InBev buys back distribution rights for its own products the life of these rights is considered indefinite, unless the company has a plan to discontinue the related brand or distribution.

(F) Goodwill

Goodwill is determined as the excess of the cost of an acquisition over InBev's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary, jointly controlled entity or associate recognized at the date of acquisition. All business combinations are accounted for by applying the purchase method. Business combinations entered into before 31 March 2004 were accounted for in accordance with the old IAS 22 *Business Combinations* standard. This means that acquired intangibles such as brands were subsumed under goodwill for those transactions. When InBev acquires minority interests any difference between the cost of acquisition and the minority interest's share of net assets acquired is taken to goodwill.

In conformity with IFRS 3 *Business Combinations*, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which the goodwill has been allocated, may be impaired (refer accounting policy M).

Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates (except for subsidiaries operating in highly inflationary economies) and is translated to euro using the year-end exchange rate.

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

If InBev's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3.

Expenditure on internally generated goodwill is expensed as incurred.

(G) Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer accounting policy M). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. non refundable tax, transport and the costs of dismantling and removing the items and restoring the site on witch they are located, if applicable). The cost of a self-constructed asset is determined using the same principles as for an acquired asset.

Subsequent expenditure

The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

Depreciation

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives are as follows:

Estimated useful lives	
Industrial buildings	20 years
Other real estate properties	33 years
Production plant and equipment:	
Production equipment	15 years
Storage and packaging equipment	7 years
Duo tanks	7 years
Handling and other equipment	5 years
Returnable packaging:	
Kegs	10 years
Crates	10 years
Bottles	5 years
Point of sale furniture and equipment	5 years
Vehicles	5 years
Information processing equipment	3 or 5 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Land is not depreciated as it is deemed to have an infinite life.

(H) Accounting for leases

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Amortization and impairment testing for depreciable leased assets is the same as for depreciable assets that are owned (refer accounting policy G and M).

Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(I) Investments

All investments are accounted for at trade date.

Investments in equity securities

Investments in equity securities are undertakings in which InBev does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available-for-sale financial assets which are at initial recognition measured at fair value unless the fair value cannot be reliably determined in which case they are measured at cost. Subsequent changes in fair value, except those related to impairment losses which are recognized in the income statement, are recognized directly in equity. On disposal of an investment, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss.

Investments in debt securities

Investments in debt securities classified as trading or as being available-for-sale are carried at fair value, with any resulting gain or loss respectively recognized in the income statement or directly in equity. Fair value of these investments is determined as the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement. Investments in debt securities classified as held to maturity are measured at amortized cost.

Other investments

Other investments held by the company are classified as available-for-sale and are carried at fair value, with any resulting gain or loss recognized directly in equity. Impairment charges are recognized in the income statement.

(J) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs.

(K) Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the balance sheet date. An impairment loss is recognized in the income statement for the difference between the carrying amount of the receivables and the present value of the estimated future cash flows.

(L) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and demandable deposits. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(M) Impairment

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite life are tested for impairment annually. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation of recoverable amount

The recoverable amount of the company's investments in unquoted debt securities is calculated as the present value of expected future cash flows, discounted at the debt securities' original effective interest rate. For equity and quoted debt securities the recoverable amount is their fair value.

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

Impairment testing of intangible assets with an indefinite useful life is primarily based on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm's length transaction.

For goodwill, the recoverable amount of the cash generating units to which the goodwill belongs is based on a fair value approach. More specifically, a discounted free cash flow approach, based on current acquisition valuation models, is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. As regards the level of goodwill impairment testing, InBev's overall approach is to test goodwill for impairment at the business unit level (i.e. one level below the segments).

Reversal of impairment losses

An impairment loss in respect of goodwill or investments in equity securities is not reversed. Impairment losses on other assets are reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(N) Share capital

Repurchase of share capital

When InBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

Dividends

Dividends are recognized as a liability in the period in which they are declared.

(O) Provisions

Provisions are recognized when (i) the company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Restructuring

A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

(P) Employee benefits

Post-employment benefits

Post-employment benefits include pensions, post-employment life insurance and medical care benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and the company, taking account of the recommendations of independent actuaries. InBev maintains funded and unfunded pension plans.

a) Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the income statement when incurred.

b) Defined benefit plans

For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement consist of current service cost, interest cost, the expected return on any plan assets, past service costs and the effect of any curtailments or settlements. The pension obligations recognized in the balance sheet are measured at the present value of the estimated future cash outflows using interest rates of high quality corporate bonds, which have terms to maturity approximating the terms of the related liability, less any past service costs not yet recognized and the fair value of any plan assets. Past service costs result from the introduction of, or changes to, post-employment benefits. They are recognized as an expense over the average period that the benefits vest. Actuarial gains and losses comprise the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are recognized in full in the period in which they occur in the statement of recognized income and expenses.

Where the calculated amount of a defined benefit liability is negative (an asset), InBev recognizes such pension asset to the extent of any cumulative unrecognized past service costs plus any economic benefits available to InBev either from refunds or reductions in future contributions.

Other post-employment obligations

Some InBev companies provide post-employment healthcare benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans.

Termination benefits

Termination benefits are recognized as an expense when the company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if the company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Bonuses

Bonuses received by company employees and management are based on financial key indicators. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. To the extent that bonuses are settled in shares of the company, they are accounted for as share-based payments.

(Q) Share-based payments

Different share and share option programs allow company senior management and members of the board to acquire shares of the company and some of its affiliates. InBev adopted IFRS 2 *Share-based Payment* on 1 January 2005 to all awards granted after 7 November 2002 that had not yet vested at 1 January 2005. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will vest, the fair value of the options granted is expensed over the vesting period. When the options are exercised, equity is increased by the amount of the proceeds received.

(R) Interest-bearing loans and borrowings

Interest-bearing loans and borrowings are recognized initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and the maturity amount being recognized in the income statement over the expected life of the instrument on an effective interest rate basis.

(S) Trade and other payables

Trade and other payables are stated at amortized cost.

(T) Income tax

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the tax effect is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

In accordance with IAS 12 *Income Taxes* deferred taxes are provided using the so-called balance sheet liability method. This means that, taking into account the IAS 12 requirements, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the balance sheet a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized i) on initial recognition of goodwill, ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and iii) on differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(U) Income recognition

Income is recognized when it is probable that the economic benefits associated with the transaction will flow to the company and the income can be measured reliably.

Goods sold

In relation to the sale of goods, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods, and there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates.

Rental and royalty income

Rental income is recognized under other operating income on a straight-line basis over the term of the lease. Royalties arising from the use by others of the company's resources are recognized in other operating income on an accrual basis in accordance with the substance of the relevant agreement.

Government grants

A government grant is recognized in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the acquisition of an asset are presented by deducting them from the acquisition cost of the related asset in accordance with IAS 20 *Accounting for Government Grants and Disclosure of Government Assistance*.

Finance income

Finance income comprises interest received or receivable on funds invested, dividend income, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as trading as well as any gains from hedge ineffectiveness (refer accounting policy W).

Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectibility is in doubt. Dividend income is recognized in the income statement on the date that the dividend is declared.

(V) Expenses

Finance costs

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on available-for-sale financial assets as well as any losses from hedge ineffectiveness (refer accounting policy W).

All interest and other costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

Research and development, advertising and promotional costs and systems development costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer accounting policy E).

(W) Derivative financial instruments

InBev uses derivative financial instruments to mitigate the transactional impact of foreign currencies, interest rates and commodity prices on the company's performance. InBev's financial risk management policy prohibits the use of derivative financial instruments for trading purposes and the company does therefore not hold or issue any such instruments for such purposes. Derivative financial instruments that are economic hedges but that do not meet the strict IAS 39 *Financial Instruments: Recognition and Measurement* hedge accounting rules, however, are accounted for as financial assets or liabilities at fair value through profit or loss.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount for which the asset could be exchanged or the liability settled, between knowledgeable, willing parties in an arm's length transaction. The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates. These pricing models also take into account the current creditworthiness of the counterparties.

Subsequent to initial recognition, derivative financial instruments are remeasured to their fair value at balance sheet date. Depending on whether cash flow or net investment hedge accounting is applied or not, any gain or loss is either recognized directly in equity or in the income statement.

Cash flow, fair value or net investment hedge accounting is applied to all hedges that qualify for hedge accounting when the required hedge documentation is in place and when the hedge relation is determined to be effective.

Cash flow hedge accounting

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in equity (hedging reserves). When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non financial asset or a non financial liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from equity into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in equity is reclassified into the income statement immediately.

Fair value hedge accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

Net investment hedge accounting

When a foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in equity (translation reserves).

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity (translation reserves), while the ineffective portion is reported in the income statement.

Investments in equity instruments or derivatives linked to and to be settled by delivery of an equity instrument are stated at cost when such equity instrument does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly inappropriate or unworkable.

(X) Segment reporting

InBev's primary segment reporting format is geographical because our risks and rates of return are affected predominantly by the fact that we operate in different geographical areas. The company's management structure and internal reporting system to the board of directors is set up accordingly. A geographical segment is a distinguishable component of the company that is engaged in providing products or services within a particular economic environment, which is subject to risks and returns that are different from those of other segments. In accordance with IAS 14 *Segment Reporting* InBev's reportable geographical segments were determined as North America, Latin America North, Latin America South, Western Europe, Central and Eastern Europe, Asia Pacific and Global Export & holding companies. The company's assets are predominantly located in the same geographical areas as its customers.

Throughout the world, InBev is chiefly active in the malt-based beverages business. However, in 2005 the non-beer business exceeded the 10% threshold for revenue from sales to external customers. Therefore, the business segments are reported as a secondary segment since 2005. The non-beer segment consists of InBev owned non-beer, soft drinks produced and all other beverages sold by InBev under licensing or distribution agreements.

(Y) Discontinued operations and non-current assets held for sale

A discontinued operation is a component of the company that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations and is part of a single co-coordinated plan to dispose of or is a subsidiary acquired exclusively with a view to resale.

InBev classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. A disposal group is defined as a group of assets to be disposed of, by sale or otherwise,

together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred. Immediately before classification as held for sale, the company measures the carrying amount of the asset (or all the assets and liabilities in the disposal group) in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss. The same applies to gains and losses on subsequent remeasurement. Non-current assets classified as held for sale are no longer depreciated or amortized.

(Z) Recently issued IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter.

IFRS 8 *Operating segments*

IFRS 8 *Operating Segments* introduces the "management approach" to segment reporting. IFRS 8, which becomes mandatory for InBev's 2009 financial statements, will require the disclosure of segment information based on the internal reports regularly reviewed by InBev's Chief Operating Decision Makers in order to assess each segment's performance and to allocate resources to them. Currently InBev presents segment information in respect of its geographical and business segments. We do not expect that IFRS 8 will trigger a material change to our current segment reporting.

Revised IAS 23 *Borrowing Costs*

Revised IAS 23 *Borrowing Costs* removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for InBev's 2009 financial statements and will constitute a change in accounting policy for InBev. In accordance with the transitional provisions InBev will apply the revised IAS 23 to qualifying assets for which capitalization of borrowing costs commences on or after the effective date of the standard. We do not expect any material impact on our consolidated financial statements.

IFRIC 11 *IFRS 2 Group and Treasury Share Transactions*

IFRIC 11 *IFRS 2 Group and Treasury Share Transactions* requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 will become mandatory for InBev's 2008 financial statements, with retrospective application required. We do not expect any material impact on our consolidated financial statements.

IFRIC 12 *Service Concession Arrangements*

IFRIC 12 *Service Concession Arrangements* provides guidance on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. IFRIC 12, which becomes mandatory for InBev's 2008 financial statements, is not applicable for InBev.

IFRIC 13 *Customer Loyalty Programs*

IFRIC 13 *Customer Loyalty Programs* addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for InBev's 2009 financial statements, is not expected to have any material impact on our consolidated financial statements.

IFRIC 14 *IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*

IFRIC 14 *IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction* clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements (MFR) on such assets. It also addresses when a MFR might give rise to a liability. IFRIC 14 will become mandatory for InBev's 2008 financial statements, with retrospective application required. The company has not yet determined the potential effect of the interpretation.

4. Segment reporting

Primary segments

Million euro, except volume (million hl) and full time equivalents (FTE in units)	North America		Latin America North		Latin America South		Western Europe		Central and Eastern Europe		Asia Pacific		Global export and holding companies		Consolidated	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Volume	13	14	101	94	31	23	36	39	49	43	36	31	5	2	271	247
Revenue	1 564	1 831	4 904	4 268	1 003	733	3 455	3 646	2 198	1 820	994	912	312	99	14 430	13 308
Cost of goods sold	(491)	(680)	(1 664)	(1 491)	(425)	(313)	(1 616)	(1 619)	(1 013)	(840)	(495)	(467)	(233)	(67)	(5 936)	(5 477)
Distribution expenses	(275)	(270)	(551)	(500)	(82)	(56)	(403)	(416)	(292)	(242)	(68)	(66)	(41)	(1)	(1 713)	(1 551)
Sales and marketing expenses	(206)	(311)	(491)	(440)	(118)	(89)	(668)	(720)	(392)	(312)	(207)	(174)	(52)	(68)	(2 134)	(2 115)
Administrative expenses	(83)	(104)	(256)	(273)	(44)	(51)	(235)	(263)	(131)	(140)	(61)	(54)	(179)	(191)	(990)	(1 075)
Other operating income/(expenses)	3	(6)	121	61	(11)	(9)	(70)	(108)	(69)	(80)	-	(1)	289	276	263	133
Normalized profit from operations (EBIT)	512	459	2 062	1 625	323	215	462	520	302	206	163	150	96	49	3 920	3 223
Non-recurring items	14	(4)	14	60	(2)	4	347	(139)	(15)	(2)	3	(7)	12	(7)	374	(94)
Profit from operations (EBIT)	526	455	2 076	1 684	320	219	809	381	287	204	167	143	108	42	4 294	3 129
Net finance cost	(48)	(56)	(370)	(276)	(19)	(22)	(287)	(209)	(44)	(37)	(4)	(13)	173	140	(598)	(473)
Share of result of associates	-	1	-	-	1	-	(1)	-	-	-	-	-	-	-	1	1
Profit before tax	479	400	1 706	1 407	303	197	521	173	244	168	163	130	282	182	3 697	2 657
Income tax expense	(126)	(145)	(195)	(142)	(91)	(60)	(86)	(74)	(62)	(40)	(38)	(33)	(51)	(38)	(649)	(531)
Profit	353	255	1 510	1 265	212	137	436	99	182	128	124	97	231	144	3 048	2 126
Normalized profit	343	258	1 504	1 227	212	133	109	218	195	129	125	105	187	151	2 675	2 220
Normalized EBITDA	597	551	2 318	1 872	405	280	771	834	520	398	263	241	118	63	4 992	4 239
EBITDA margin (normalized) in%	38.2	30.1	47.3	43.9	40.3	38.2	22.3	22.9	23.6	21.8	26.5	26.4	-	-	34.6	31.9
Segment assets	2 271	2 333	10 059	8 321	2 388	2 405	4 602	4 908	3 058	2 910	2 664	2 825	1 497	962	26 540	24 664
Intersegment elimination															(668)	(515)
Non-segmented assets															2 827	2 097
Total assets															28 699	26 246
Segment liabilities	739	736	2 138	1 461	379	281	1 884	2 081	529	502	519	389	571	585	6 759	6 035
Intersegment elimination															(668)	(515)
Non-segmented liabilities															22 608	20 726
Total liabilities															28 699	26 246
Gross capex	74	76	367	332	132	117	367	332	415	377	158	84	58	63	1 571	1 380
Impairment losses/(reversals)	(12)	22	3	(1)	-	-	(27)	61	4	(3)	1	1	-	-	(31)	81
Depreciation & amortization	86	93	253	244	82	67	307	314	211	191	100	89	22	15	1 061	1 012
Additions to/(reversals of) provisions	1	48	30	(30)	12	1	23	89	14	5	10	(1)	14	26	105	139
FTE	5 662	6 337	25 999	24 872	7 290	5 306	11 481	12 122	13 509	13 356	24 056	22 925	694	699	88 690	85 617

Secondary segments

Million euro, except volume (million hl)	Beer		Non-beer		Consolidated	
	2007	2006	2007	2006	2007	2006
Volume	230	212	41	35	271	247
Revenue	13 237	12 313	1 193	995	14 430	13 308
Total assets	19 662	23 535	9 037	2 711	28 699	26 246
Gross capex	1 343	1 284	228	96	1 571	1 380

5. Acquisitions and disposals of subsidiaries

The table below summarizes the impact of the acquisitions and disposals on the financial position of InBev:

Million euro	2007 Acquisitions	2007 Disposals	2006 Acquisitions	2006 Disposals
Non-current assets				
Property, plant and equipment	117	(63)	365	(1)
Intangible assets	27	-	790	-
Investments in associates	-	-	1	-
Investment securities	-	-	1	-
Trade and other receivables	1	(2)	16	-
Deferred tax assets	30	-	1	-
Current assets				
Interest-bearing loans granted	-	-	1	-
Investment securities	6	(1)	-	-
Inventories	16	(4)	48	-
Trade and other receivables	4	(26)	30	(1)
Cash and cash equivalents	4	(134)	82	(6)
Assets held for sale	-	(56)	37	(29)
Minority interests	-	-	(1)	2
Non-current liabilities				
Interest-bearing loans and borrowings	(46)	-	(88)	-
Employee benefits	-	-	(8)	-
Trade and other payables	(56)	-	-	-
Provisions	(92)	-	(9)	-
Deferred tax liabilities	(6)	16	(297)	-
Current liabilities				
Bank overdrafts	(1)	-	-	-
Interest-bearing loans and borrowings	(23)	-	(43)	-
Income tax payable	(1)	-	(35)	-
Trade and other payables	(53)	-	(140)	1
Liabilities held for sale	-	35	-	18
Net identifiable assets and liabilities	**(73)**	**(235)**	**751**	**(16)**
Goodwill on acquisition	266	-	862	-
Loss/(gain) on disposal	-	(354)	-	8
Part of disposals to be received in the following year	-	33	-	-
Consideration paid/(received), satisfied in cash	**193**	**(556)**	**1 613**	**(8)**
Cash (acquired)/disposed of	(3)	134	(82)	5
Net cash outflow/(inflow)	**190**	**(422)**	**1 531**	**(3)**

The following major transactions took place in 2007:

- On 1 February, InBev announced that Labatt Brewing Company Limited (Labatt) had entered into a Support Agreement with Lakeport Brewing Income Fund ("Lakeport") to acquire all of the outstanding units of Lakeport at a purchase price of 28.00 Canadian dollars per unit in cash for an aggregate purchase price of just over 201.4m Canadian dollar. On 29 March, Labatt and Lakeport jointly announced that holders of trust units of Lakeport had tendered their units under Labatt's offer. Costs directly attributable to the combination represent 5m euro. The amounts recognized at the acquisition date for each class of Lakeport's assets, liabilities and contingent liabilities are included in the column "2007 Acquisitions" of the above table. The Lakeport goodwill of 118m euro is justified by the strong and growing position of Lakeport in the discount segment in Ontario.

  Lakeport contributed 5m euro to the 2007 profit of InBev. If the acquisition date had been 1 January 2007 it is estimated that InBev's revenue and profit would have been higher by approximately 14m and 2m euro, respectively.

- On 28 March, AmBev announced the signing of a purchase agreement with respect to the acquisition of 100% of Goldensand Comercio e Serviços Lda ("Goldensand"), the controlling shareholder of Cervejarias Cintra Industria e Comercio Ltda ("Cintra").

  The total transaction value amounted to approximately 150m US dollars and did not include the brands and distribution assets of Cintra, which may be included later at the option of the seller. The amounts recognized at the acquisition date for each class of Cintra's assets, liabilities and contingent liabilities are included in the column "2007 Acquisitions" of the above table. The Cintra goodwill of 109m euro is justified by the acquisition of additional production capacity. The fair values of the identifiable assets and liabilities are provisional as at 31 December, and are subject to possible revisions in the course of 2008.

  Cintra contributed (9)m euro to the 2007 profit of InBev. If the acquisition date had been 1 January 2007 it was estimated that InBev's revenue and profit would have been higher by approximately 15m and 2m euro, respectively.

- The company acquired several local distributors throughout the world. As these distributors are immediately integrated in the InBev operations, no separate reporting is maintained on their contributions to the InBev profit. Goodwill recognized on these transactions amounted to 39m euro.

- On 6 July, InBev announced that it had entered into an agreement with Cofinimmo under which InBev Belgium sold 90% of Immobrew, a subsidiary which directly owns 824 pubs and some residential real estate locations in Belgium and indirectly 245 in the Netherlands, for 419m euro on a debt and cash free basis. At the same time InBev entered into a lease agreement with Immobrew and some of its affiliates. Consistent with InBev's commitment to free up capital invested in non-core activities, InBev had decided to sell parts of its real estate assets in Belgium and the Netherlands, thereby enhancing the focus on its core beer business. The portfolio was sold to Cofinimmo, the largest listed real estate company in Belgium. The structure of the transaction ensured that InBev Belgium retains a 10% interest in Immobrew. Immobrew holds lease agreements (commercial types) of 27 years (plus renewal mechanism) with InBev for an initial rent of 26.8m euro per annum (indexed to CPI). The transaction was closed on 31 October and resulted in a non-recurring net gain of 330m euro.

  InBev's business in pubs and bars is a tradition and strength, and remains a key factor for success in connecting with consumers and InBev continues to be the dedicated partner and supplier for the respective properties in Belgium and the Netherlands. The commercial relationship between the pub tenants and InBev did not change. Cofinimmo has committed to further investments in the properties, and it is the aim of both parties to assure the continued success of the property portfolio.

- Also the sale of Dinkelacker and some dormant companies were closed in 2007. The amounts derecognized at the selling date for each class of their assets and liabilities are included in the column "2007 disposals" of the above table.

Last year's main transactions relate to the acquisition of Fujian Sedrin and of the remaining part of all of Beverage Associates Corp.'s (BAC) shares in Quinsa.

6. Other operating income/(expenses)

Million euro	2007	2006
Government grants	95	88
License income	32	11
(Additions to)/reversals of provisions	25	(41)
Net gain on disposal of property, plant and equipment and intangible assets	40	28
Net rent income	32	21
Net other operating income	39	26
	263	133
Research expenses as incurred	20	17

The government grants relate primarily to fiscal incentives given by certain Brazilian states based on the company's operations and investments in those states.

In 2007, we expensed 20 million euro in research, mainly in our Belgian research center, compared to 17 million euro in 2006. Part of this was expensed in the area of market research, but the majority is related to innovation in the areas of process optimization especially as it pertains to capacity, new product developments and packaging initiatives.

7. Non-recurring items

To better reflect the underlying performance of our business, Profit from operations and Profit, as reported in accordance with IFRS, are adjusted for certain non-recurring items because of their significance, as detailed below.

The non-recurring items included in the income statement are as follows:

Million euro	2007	2006
Profit from operations before non-recurring items	**3 920**	**3 223**
Restructuring (including impairment losses)	(43)	(139)
Business and asset disposal	393	(19)
Disputes	24	64
Profit from operations	**4 294**	**3 129**

The 2007 non-recurring restructuring charges of 43m euro consist of 84m euro organizational alignments in Western Europe, Central and Eastern Europe and the global headquarters and to the further implementation of our European shared service center for transactional services. These changes aim to eliminate overlap or duplicated processes and activities across functions and zones taking into account the right match of employee profiles with the new organizational requirements. The outcome should be a stronger focus on InBev's core activities, quicker decision-making and improvements to efficiency, service and quality. This charge was partly offset by a reversal of an impairment loss of 41m euro, based on a change in the recoverable amount of the respective assets.

The sale of Immobrew to Cofinimmo in October and the disposal of some dormant companies and assets held for sale resulted in a gain before taxes of 393m euro.

Further, profit from operations was positively affected by a net reversal of provisions for disputes of 24m euro.

The 2006 non-recurring restructuring charges of 139m euro related primarily to the realignment of the structures and processes in Western Europe, North America, China and the global headquarters, and to the creation of European and American shared service centers for transactional services.

The sale of the Rolling Rock® family of brands, Dinkelacker and Wolters, resulted in a net business disposal loss of 19m euro.

The 2006 non-recurring items also included a net reversal of provisions for claims of 64m euro. This related primarily to the reversal of a provision for non-income taxes in AmBev partially offset by the settlement of a dispute between AmBev and Credit Suisse.

All the above amounts are before income taxes. The 2007 non-recurring items increased income taxes by 35m euro, whereas the impact in 2006 was neutral.

8. Payroll and related benefits

Million euro	2007	2006
Wages and salaries	(1 432)	(1 416)
Social security contributions	(320)	(325)
Other personnel cost	(235)	(213)
Pension expense for defined benefit plans	(62)	(66)
Share-based payment expense	(53)	(49)
Contributions to defined contribution plans	(5)	(6)
	(2 107)	**(2 075)**
Average number of full time equivalents (FTE)	88 690	85 617

The average number of full time equivalents can be split as follows:

	2007	2006
InBev NV (parent company)	375	345
Subsidiaries	86 441	83 466
Proportionally consolidated entities	1 874	1 806
	88 690	**85 617**

Note 4 *Segment reporting* contains the split of the FTE by geographical segment.

9. Additional information on operating expenses by nature

Depreciation, amortization and impairment charges are included in the following line items of the 2007 income statement:

Million euro	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of non-current assets held for sale
Cost of sales	695	7	-
Distribution expenses	48	-	-
Sales and marketing expenses	175	43	-
Administrative expenses	66	37	-
Non-recurring items	(20)	-	(21)
	964	**87**	**(21)**

10. Finance cost and income

Recognized in profit or loss

Finance costs

Million euro	2007	2006
Interest expense	(549)	(492)
Accretion expense	(36)	(24)
Losses on hedging instruments that are not part of a hedge accounting relationship	(20)	(40)
Losses on non-derivative financial instruments at fair value through profit or loss	(1)	-
Losses from hedge ineffectiveness	(6)	-
Taxes on financial transactions	(48)	(46)
Other financial costs, including bank fees	(53)	(37)
	(713)	**(639)**

The increase in interest expense by 57m euro as compared to 2006 is explained by higher interest expense following the higher mix of Brazilian real interest-bearing liabilities in InBev's 2007 average net debt in comparison to the mix in 2006 – see also note 28 *Risks arising from financial instruments.*

Interest expense is presented net of the effect of interest rate derivative instruments hedging InBev's interest rate risk – see also note 28 *Risks arising from financial instruments.* As required by IFRS 7 *Financial Instruments: Disclosures* the interest expense recognized on unhedged and hedged financial liabilities and the net interest expense from the related hedging derivative instruments is split as follows:

Million euro	2007	2006
Financial liabilities measured at amortized costs – not hedged	(247)	(211)
Fair value hedges – hedged items	(103)	(75)
Fair value hedges – hedging instruments	(68)	(31)
Cash flow hedges – hedged items	(134)	(69)
Cash flow hedges – hedging instruments (reclassified from equity)	34	(4)
Hedged items not part of hedge accounting relationship – economic hedges	(8)	(42)
Hedging instruments not part of a hedge accounting relationship – economic hedges	(23)	(60)
	(549)	**(492)**

Interest expense recognized on fair value hedged debt and hedging instruments mainly relates to the hedging of the 730m US dollar portion of our Private Placements and the 500m US dollar AmBev bond maturing in 2011. Furthermore, the interest expense on fair value hedged debt increased following the hedging of the 500m US dollar AmBev bond maturing in 2013 for which InBev did not meet the strict hedge accounting rules in 2006, whereas the conditions to apply hedge accounting were met in 2007. Interest expense in relation to cash flow hedges is mainly related to the hedging of the 1 734m euro credit facility in InBev and to the 680m credit facility in Canada.

Finance income

Million euro	2007	2006
Interest income	54	61
Dividend income, non-consolidated companies	1	1
Gains on hedging instruments that are not part of a hedge accounting relationship	22	67
Gains from hedge ineffectiveness	-	2
Gains on sale of available-for-sale financial assets	-	6
Gains on non-derivative financial instruments at fair value through profit or loss	2	2
Other financial income	36	27
	115	**166**

The decrease in gains on hedging instruments not part of a hedge accounting relationship by 45m euro as compared to last year is mainly explained by the adoption of hedge accounting of the AmBev bond 2013 in 2007.

The 2007 interest income stems from the following financial assets:

Million euro	2007	2006
Cash and cash equivalents	25	30
Investment securities held for trading	15	19
Loans to customers	10	10
Other loans and receivables	4	2
	54	61

No interest income was recognized on impaired financial assets.

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated for hedge accounting. As required by IFRS 7 *Financial Instruments: Disclosures* the split between results from foreign currency hedged items and results on the related hedging instruments can be summarized per type of hedging relationship as follows:

Million euro	2007	2006
Fair value hedges - hedged items	219	107
Fair value hedges - hedging instruments	(219)	(107)
Cash flow hedges - hedged items	(3)	(8)
Cash flow hedges - hedging instruments (reclassified from equity)	3	8
Hedged items not part of hedge accounting relationship - economic hedges	28	55
Hedging instruments not part of hedge accounting relationship - economic hedges	(28)	(57)
Other	-	2
	-	-

Foreign exchange results from fair value hedges mainly relate to the private placements and AmBev bond 2011 and 2013 hedges. The results with regard to cash flow hedges primarily relate to the hedge of a Brazilian real loan in Canada. The results from the revaluation of hedged items and hedging instruments not part of a hedge accounting relationship decreased following the classification as fair value hedge of the AmBev bond 2013, since the conditions to apply hedge accounting were met in 2007.

Recognized directly in equity

Million euro	2007	2006
Hedging reserve		
Recognized in equity during the period on cash flow hedges	(51)	13
Removed from equity and included in profit or loss	(2)	(19)
Removed from equity and included in the initial cost of inventories	70	79
	17	73
Translation reserve		
Recognized in equity during the period on net investment hedges	17	22
Foreign currency translation differences for foreign operations	(77)	(400)
	(60)	(378)

11. Income taxes

Income taxes recognized in the income statement can be detailed as follows:

Million euro	2007	2006
Current tax expense		
Current year	(584)	(410)
(Underprovided)/overprovided in prior years	(13)	15
	(597)	**(395)**
Deferred tax (expense)/income		
Overprovided in previous years	-	3
Origination and reversal of temporary differences	(9)	(106)
Utilization of deferred tax assets on prior years' losses	(76)	(43)
Origination of deferred tax assets on current year's losses	1	4
Origination of deferred tax assets on previous year's losses	32	6
	(52)	**(136)**
Total income tax expense in the income statement	**(649)**	**(531)**

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million euro	2007	2006
Profit before tax	3 697	2 657
Deduct share of result of associates	1	1
Profit before tax and before share of result of associates	**3 696**	**2 656**
Adjustments on taxable basis		
Non-deductible impairment of goodwill and intangible assets	-	35
Expenses not deductible for tax purposes	127	132
Taxable intercompany dividends	220	60
Non-taxable dividends from investments	-	(2)
Non-taxable financial and other income	(400)	(125)
	3 643	**2 756**
Aggregated weighted nominal tax rate	**32.1%**	**32.7%**
Tax at aggregated weighted nominal tax rate	(1 168)	(901)
Adjustments on tax expense		
Utilization of tax losses not previously recognized	25	7
Recognition of deferred tax assets on previous years' tax losses	32	6
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(28)	(51)
(Underprovided)/overprovided in prior years	(13)	18
Tax savings from tax credits	463	409
Tax savings from special tax status	98	85
Change in tax rate	14	1
Withholding taxes	(64)	(93)
Other tax adjustments	(8)	(12)
	(649)	**(531)**
Effective tax rate	**17.6%**	**20.0%**

The total income tax expense amounts to 649m euro in 2007 or 17.6% of the profit before taxes and before share of result of associates, compared to 531m euro in 2006, or 20.0%. Excluding non-recurring items and the deferred tax asset on US tax loss carry forward, the 2007 effective tax rate would have been 19.7% (2006: 19.3%).

The increase in non-taxable financial and other income from 125m euro in 2006 to 400m euro in 2007 is mainly the result of the capital gains realized on the sale of the Belgian and Dutch real estate to Cofinimmo.

The increase in tax savings from tax credits from 409m euro in 2006 to 463m euro in 2007 is mainly explained by the increase in the AmBev and Quinsa goodwill tax deduction.

Income taxes were directly recognized in equity as follows:

Million euro	2007	2006
Income tax (losses)/gains		
Actuarial gains and losses on pensions	(24)	(7)
Cash flow hedges	(11)	(11)

12. Property, plant and equipment

Million euro	2007					2006
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost						
Balance at end of previous year	**3 082**	**8 395**	**2 279**	**530**	**14 286**	**14 241**
Effect of movements in foreign exchange	(32)	(17)	(7)	(14)	(70)	(404)
Change in interest percentage for proportionally consolidated entities	-	-	-	-	-	45
Acquisitions	57	433	202	804	1 496	1 268
Acquisitions through business combinations	25	87	5	-	117	(164)
Disposals	(53)	(482)	(168)	(2)	(705)	(382)
Disposals through the sale of subsidiaries	(13)	-	(139)	-	(152)	(1)
Transfer to other asset categories	101	321	93	(651)	(136)	(302)
Other movements	-	(8)	(4)	5	(7)	(15)
Balance at end of year	**3 167**	**8 729**	**2 261**	**672**	**14 829**	**14 286**
Depreciation and impairment losses						
Balance at end of previous year	**(1 282)**	**(5 082)**	**(1 621)**	**-**	**(7 985)**	**(8 244)**
Effect of movements in foreign exchange	(3)	(10)	(1)	-	(14)	222
Change in interest percentage for proportionally consolidated entities	-	-	-	-	-	(30)
Acquisitions through business combinations	-	-	-	-	-	529
Disposals	33	399	154	-	586	287
Disposals through the sale of subsidiaries	1	-	88	-	89	-
Depreciation	(116)	(620)	(238)	-	(974)	(934)
Impairment losses	15	(3)	-	(2)	10	(44)
Transfer to other asset categories	(1)	60	17	2	78	225
Other movements	-	4	6	-	10	4
Balance at end of year	**(1 353)**	**(5 252)**	**(1 595)**	**-**	**(8 200)**	**(7 985)**
Carrying amount						
at 31 December 2006	**1 800**	**3 313**	**658**	**530**	**6 301**	**6 301**
at 31 December 2007	**1 814**	**3 477**	**666**	**672**	**6 629**	**-**

The transfer to other asset categories mainly relates to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*.

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 262m euro.

Leased assets

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount of leased land and buildings was 6m euro (2006: 11m euro) and leased plant and equipment was 17m euro (2006: 7m euro).

13. Goodwill

Million euro	2007	2006
Acquisition cost		
Balance at end of previous year	12 305	11 108
Effect of movements in foreign exchange	165	(351)
Acquisitions through business combinations	266	862
Purchases of minority interests	1 097	675
Other movements	1	48
Disposals	-	(37)
Balance at end of year	**13 834**	**12 305**
Impairment losses		
Balance at end of previous year	-	-
Impairment losses	-	(37)
Disposals	-	37
Balance at end of year	-	-
Carrying amount		
at 31 December 2006	**12 305**	**12 305**
at 31 December 2007	**13 834**	-

The most relevant business combinations that took place during 2007 are the acquisition of all of the outstanding units of "Lakeport" and the acquisition of 100% of Goldensand Comercio e Serviços Lda, the controlling shareholder of "Cintra" – See note 5 *Acquisitions and disposals of subsidiaries*. These transactions resulted in recognition of goodwill of 118m euro and 109m euro respectively. The company also acquired several local distributors throughout the world. Goodwill recognized on these transactions amounted to 39m euro.

As a result of a share buy-back program of AmBev shares in 2007, InBev increased its interest percentage in AmBev from 58.36% to 61.01%. As AmBev was already fully consolidated, the purchases did not impact InBev's profit, but reduced the minority interests and thus impacted the profit attributable to equity holders of InBev. As a result of this program, AmBev acquired 25.6 million AmBev shares for an amount of 1 129 million euro. The goodwill increase by 1 097m euro stems from this share buy back program (1 095m euro) and the buy out of the remaining part of minority interests of Nanjing InBev Jinling Brewery.

The major business combinations that took place in 2006 were the acquisition of 100% of the shares in Fujian Sedrin and of BAC's remaining shares in Quinsa (recognition of goodwill of 473m euro and 364m euro respectively). The execution of the 2006 AmBev share buy-back program led to a goodwill increase of 631m euro. Following the substantial increase in shareholding in Quinsa, we fully consolidated Quinsa as from August 2006.

Goodwill has been tested for impairment at the business unit level (i.e. one level below the segments) based on a fair value less cost to sell approach. More particularly, a discounted free cash flow approach, based on current acquisition valuation models, is used. For the period 2008 until 2010 the free cash flows are based on InBev's strategic plan as approved by key management. For the subsequent years, the data of the strategic plan are extrapolated based on the consumer price indices as obtained from external resources and based on key performance indicators as inherent to the strategic plan. The projections are made in the functional currency of the business unit and discounted at the unit's weighted average cost of capital. The latter ranged primarily between 7.10% and 9.10% in euro nominal terms. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

The carrying amount of goodwill was allocated to the different business unit levels as follows:

Million euro - Business unit	2007	2006
Brazil	6 522	5 157
Canada	1 373	947
Hispanic Latin America	890	904
Russia/Ukraine	879	919
Germany	868	868
South Korea	767	863
Global export	760	787
China	673	700
UK/Ireland	644	703
France/Italy/Spain	275	273
Bulgaria/Romania/Montenegro/Serbia	128	128
Belgium/Luxemburg	54	54
Other	1	2
	13 834	**12 305**

In accordance with the IAS 36 *Impairment of Assets* requirements goodwill is reallocated to reflect changes in InBev's reporting structure using a relative value approach.

In the fourth quarter of 2007, InBev completed its annual impairment test for goodwill and concluded, based on the assumptions described above, that no impairment charge was warranted. The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported. InBev believes that all of its estimates are reasonable: they are consistent with the internal reporting and reflect management's best estimates. However, inherent uncertainties exist that management may not be able to control. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company is not aware of any reasonably possible change in a key assumption used that would cause a business unit's carrying amount to exceed its recoverable amount.

14. Intangible assets

Million euro	2007				2006
	Useful life		Advance payments	Total	Total
	Indefinite	Finite			
Acquisition cost					
Balance at end of previous year	**994**	**632**	**2**	**1 628**	**877**
Effect of movements in foreign exchange	(79)	(10)	-	(89)	(36)
Change in interest percentage for proportionally consolidated entities	-	-	-	-	5
Acquisitions through business combinations	27	-	-	27	776
Acquisitions and expenditures	-	58	17	75	88
Disposals	-	(22)	-	(22)	(27)
Transfer to other asset categories	(4)	69	(3)	62	(50)
Other movements	-	7	-	7	(5)
Balance at end of year	**938**	**734**	**16**	**1 688**	**1 628**
Amortization and impairment losses					
Balance at end of previous year	(36)	(327)	-	(363)	(337)
Effect of movements in foreign exchange	4	(1)	-	3	7
Amortization	-	(87)	-	(87)	(78)
Acquisitions through business combinations	-	-	-	-	14
Disposals	-	19	-	19	24
Transfer to other asset categories	-	(4)	-	(4)	4
Other movements	-	(6)	-	(6)	3
Balance at end of year	**(32)**	**(406)**	-	**(438)**	**(363)**
Carrying value					
at 31 December 2006	**958**	**305**	**2**	**1 265**	**1 265**
at 31 December 2007	**906**	**328**	**16**	**1 250**	-

InBev is the owner of some of the world's most valuable brands in the beer industry. As a result, certain brands and distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given InBev's more than 600-year history, certain brands and their distribution rights have been assigned indefinite lives.

The increase of 27m euro intangible assets with indefinite useful life is explained by the 2007 purchase accounting for Lakeport – see note 5 *Acquisitions and disposals of subsidiaries*. In accordance with the IFRS 3 *Business Combinations* requirements Lakeport's brands were measured at their fair value. The measurement was determined by an independent valuation expert and corroborated by the royalty streams that could be obtained from licensing the brands and distribution rights to another party in an arm's length transaction.

Intangible assets with indefinite useful lives have been tested for impairment at a country cash-generating unit level (i.e. at or one level below the business unit level) based on the same impairment testing approach as for goodwill – see note 13 *Goodwill* above. The royalty stream that could be obtained from licensing the intangible asset to a third party in an arm's length transaction is also used as an indicator of fair value.

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

Million euro - Country	2007	2006
Argentina	302	349
China	147	154
Paraguay	106	108
Bolivia	105	115
UK	91	99
USA	41	45
Uruguay	33	33
Canada	27	-
Russia	23	23
Chile	17	18
Germany	14	14
	906	**958**

15. Investment securities

Million euro	2007	2006
Non-current investments		
Equity securities available-for-sale	77	37
Debt securities held-to-maturity	86	3
	163	**40**
Current investments		
Financial assets at fair value through profit or loss - held for trading	178	222
Debt securities held-to-maturity	1	1
	179	**223**

InBev's exposure to equity price risk is disclosed in note 28 *Risks arising from financial instruments*. The equity securities available-for-sale consist of investments in unquoted companies and are measured at cost as their fair value can not be reliably determined.

16. Deferred tax assets and liabilities

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

Million euro	Assets		Liabilities		Net	
	2007	2006	2007	2006	2007	2006
Property, plant and equipment	36	30	(425)	(460)	(389)	(430)
Intangible assets	9	21	(234)	(262)	(225)	(241)
Goodwill	96	83	(6)	(9)	90	74
Investment securities	54	49	(6)	(9)	48	40
Trade and other receivables	11	41	(1)	-	10	41
Interest-bearing loans and borrowings	8	10	(49)	(17)	(41)	(7)
Employee benefits	197	223	(2)	(1)	195	222
Provisions	181	165	-	-	181	165
Derivatives	59	43	-	-	59	43
Other items	26	33	(95)	(62)	(69)	(29)
Loss carry forwards	336	342	-	-	336	342
Gross deferred tax assets/(liabilities)	**1 013**	**1 040**	**(818)**	**(820)**	**195**	**220**
Netting by taxable entity	(350)	(183)	350	183	-	-
Net deferred tax assets/(liabilities)	**663**	**857**	**(468)**	**(637)**	**195**	**220**

On 31 December 2007, a deferred tax liability of 34m euro (2006: 36m euro) relating to investments in subsidiaries has not been recognized because management believes that this liability will not be incurred in the foreseeable future.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 679m euro (2006: 773m euro). 411m euro of these tax losses do not have an expiration date, 36m euro, 54m euro and 83m euro expire within respectively 1, 2 and 3 years, while 95m euro has an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which the unused tax losses can be utilized.

When reconciling the 2007 deferred income tax expense of 52m euro with the decrease in the net deferred tax assets by 25m euro, it should be noted that actuarial gains and cash flow hedges decreased the net deferred tax asset by 35m euro, while changes in the consolidation scope increased the net deferred tax asset by 40m euro. The remaining 22m euro difference is mainly explained by changes in the foreign currency rates as compared to last year and a reclassification of 31m euro between current and deferred taxes.

17. Inventories

Million euro	2007	2006
Prepayments	56	53
Raw materials and consumables	664	587
Work in progress	108	103
Finished goods	210	184
Goods purchased for resale	81	90
	1 119	**1 017**
Inventories other than work in progress		
Inventories stated at net realizable value	5	12
Carrying amount of inventories subject to collateral	-	8

The cost of inventories recognized as an expense in 2007, amounted to 5 936m euro, included in cost of sales. Last year, this expense amounted to 5 477m euro.

18. Trade and other receivables

Non-current trade and other receivables

Million euro	2007	2006
Trade receivables	35	42
Cash deposits for guarantees	233	240
Loans to customers	178	198
Other receivables	137	215
	583	**695**

For the nature of cash deposits for guarantees see note 30 *Collateral and contractual commitments for the acquisition of property, plant, equipment, loans to customers and other.*

Current trade and other receivables

Million euro	2007	2006
Trade receivables	1 680	1 823
Interest receivable	16	13
Tax receivable, other than income tax	166	169
Derivative financial instruments with positive fair values	235	144
Loans to customers	76	92
Prepaid expenses	255	238
Accrued income	12	15
Other receivables	130	77
	2 570	**2 571**

The ageing of our current trade receivables, interest receivable, other receivables and loans to customers can be detailed as follows:

	Net carrying amount as of December 31, 2007	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due					
			Past due - less than 30 days	Past due - between 30 and 59 days	Past due - between 60 and 89 days	Past due - between 90 and 179 days	Past due - between 180 and 359 days	Past due - more than 359 days
Trade receivables	1 680	1 473	130	33	15	17	9	3
Loans to customers	254	236	1	1	1	1	1	13
Interest receivable	16	15	-	-	-	-	-	1
Other receivables	130	130	-	-	-	-	-	-
	2 080	**1 854**	**131**	**34**	**16**	**18**	**10**	**17**

In accordance with the IFRS 7 *Financial Instruments: Disclosures* requirements the above analysis of the age of financial assets that are past due as at the reporting date but not impaired includes the non-current part of loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or InBev has sufficient collateral.

InBev's exposure to credit, currency and interest rate risks is disclosed in note 28 *Risks arising from financial instruments*.

19. Cash and cash equivalents

Million euro	2007	2006
Short term bank deposits	517	297
Current bank accounts	801	321
Cash	6	8
Cash and cash equivalents	**1 324**	**626**
Bank overdrafts	**(80)**	**(90)**
	1 244	**536**

20. Assets and liabilities held for sale

Million euro	2007	2006
Assets held for sale	41	114
Liabilities held for sale	-	(41)
	41	**73**

Assets held for sale at 31 December 2007 include 41m euro land and buildings, mainly in Brazil and Canada. The disposal of these assets is expected in 2008. No gain or loss with respect to these assets was recognized in 2007.

The 2007 assets held for sale were presented in the following geographical segments: North America 14m euro and Latin America 27m euro.

2006 assets held for sale included 65m euro land and buildings, mainly in Brazil and Germany, as well as a baseball stadium in Korea and the Dinkelacker brewery in Germany. These assets were sold in 2007.

21. Changes in equity

The table below summarizes the changes in equity that took place during the years 2006 and 2007:

Million euro	Attributable to equity holders of InBev										Minority interest	Total equity
	Issued capital	Share premium	Treasury shares	Share-based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ losses	Other reserves	Retained earnings	Total		
As per 31 December 2005	**470**	**7 334**	**(66)**	**64**	**1 283**	**(14)**	**(306)**	**8**	**2 698**	**11 471**	**379**	**11 850**
Total recognized income and expenses	-	-	-	-	(353)	64	17	-	1 411	1 139	703	1 842
Shares issued	3	78	-	-	-	-	-	-	-	81	-	81
Dividends	-	-	-	-	-	-	-	-	(313)	(313)	(294)	(607)
Share-based payments	-	-	-	8	-	-	-	-	-	8	-	8
Treasury shares	-	-	27	-	-	-	-	(14)	-	13	(10)	3
Other	-	-	-	-	-	-	-	(3)	-	(3)	-	(3)
Scope changes	-	-	-	-	-	-	-	-	(134)	(134)	102	(32)
As per 31 December 2006	**473**	**7 412**	**(39)**	**72**	**930**	**50**	**(289)**	**(9)**	**3 662**	**12 262**	**880**	**13 142**

Million euro	Attributable to equity holders of InBev										Minority interest	Total equity
	Issued capital	Share premium	Treasury shares	Share-based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ losses	Other reserves	Retained earnings	Total		
As per 31 December 2006	**473**	**7 412**	**(39)**	**72**	**930**	**50**	**(289)**	**(9)**	**3 662**	**12 262**	**880**	**13 142**
Total recognized income and expenses	-	-	-	-	(6)	20	35	-	2 198	2 247	791	3 038
Shares issued	1	38	-	-	-	-	-	-	-	39	-	39
Dividends	-	-	-	-	-	-	-	-	(455)	(455)	(319)	(774)
Share-based payments	-	-	-	23	-	-	-	-	-	23	3	26
Treasury shares	-	-	(482)	-	-	-	-	(5)	-	(487)	(2)	(489)
Other	-	-	-	-	(3)	(1)	-	(4)	7	(1)	(16)	(17)
Scope changes	-	-	-	-	-	-	-	-	(3)	(3)	(52)	(55)
As per 31 December 2007	**474**	**7 450**	**(521)**	**95**	**921**	**69**	**(254)**	**(18)**	**5 409**	**13 625**	**1 285**	**14 910**

Statement of capital

Capital	Million euro	Million shares
Issued capital		
At the end of the previous year	473	613
Changes during the year	1	2
	474	**615**

Treasury shares	Million euro	Million shares
At the end of the previous year	39	1.1
Changes during the year	482	8.1
	521	**9.2**

The issued capital of 474 million euro is represented by 615 043 509 shares without par value, of which 392 711 764 registered shares and 222 331 745 bearer shares. For a total amount of capital of 4m euro there are still 4 875 839 of subscription rights outstanding corresponding with a maximum of 4 875 839 shares to be issued. The total of authorized, unissued capital amounts to 14m euro.

Using the powers granted during the Extraordinary Shareholders Meeting of 25 April 2006 and renewed on 24 April 2007, the board of directors has executed in 2007 a share buy-back program of InBev shares for an amount of 600m euro.

The aim of the program was at enhancing shareholder value by combining the strong cash-flow generation of the company with the right capital structure. In addition, the program would allow the company to satisfy its obligations under the new incentive programs for the management.

During the year 2007, InBev repurchased 10 289 043 own shares on the Euronext Brussels Stock Exchange for a total amount of 600m euro. The shares were redeemed at the stock price of the day. 1 756 003 shares were granted to members of the AmBev senior management in accordance with InBev's share exchange program for AmBev shareholders who are part of the senior management of InBev – see note 25 *Share-based payments*. In addition, 452 327 shares were granted to executives of the group according to the executive remuneration policy which was approved by the shareholders' meeting of 25 April 2006.

At 31 December 2007, the company still owned 9 216 030 own shares.

Dividends
On 27 February 2008, a dividend of 2.44 euro per share or, approximately 1.5 billion euro, is proposed by the board of directors. In accordance with IAS 10 *Events after the balance sheet date*, the dividend has not been recorded in the 2007 financial statements.

Translation reserves
The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with the IAS 39 *Financial Instruments: Recognition and Measurement* hedge accounting rules.

Hedging reserves
The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss – see also note 28 *Risks arising from financial instruments*.

22. Earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity holders of InBev of 2 198m euro (2006: 1 411m euro) and a weighted average number of ordinary shares outstanding during the year, calculated as follows:

Million shares	2007	2006
Issued ordinary shares at 1 January, net of treasury shares	612	608
Effect of shares issued / share buy-back programs	(2)	-
Weighted average number of ordinary shares at 31 December	**610**	**608**

The calculation of diluted earnings per share is based on the profit attributable to equity holders of InBev of 2 198m euro (2006: 1 411m euro) and a weighted average number of ordinary shares (diluted) outstanding during the year, calculated as follows:

Million shares	2007	2006
Weighted average number of ordinary shares at 31 December	610	608
Effect of share options and warrants	3	5
Weighted average number of ordinary shares (diluted) at 31 December	**613**	**613**

The calculation of earnings per share before non-recurring items is based on the profit before non-recurring items, attributable to equity holders of InBev, calculated as follows:

Million euro	2007	2006
Profit attributable to equity holders of InBev	2 198	1 411
Non-recurring items, after taxes, attributable to equity holders of InBev	(335)	111
Profit before non-recurring items, attributable to equity holders of InBev	**1 863**	**1 522**

The table below set out our EPS calculation:

Million euro	2007	2006
Profit attributable to equity holders of InBev	2 198	1 411
Weighted average number of ordinary shares	610	608
Basic EPS	**3.60**	**2.32**
Profit before non-recurring items, attributable to equity holders of InBev	1 863	1 522
Weighted average number of ordinary shares	610	608
EPS before non-recurring items	**3.05**	**2.50**
Profit attributable to equity holders of InBev	2 198	1 411
Weighted average number of ordinary shares (diluted)	613	613
Diluted EPS	**3.59**	**2.30**
Profit before non-recurring items, attributable to equity holders of InBev	1 863	1 522
Weighted average number of ordinary shares (diluted)	613	613
Diluted EPS before non-recurring items	**3.04**	**2.48**

The average market value of the company's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding. 1 052 023 share options were anti-dilutive and not included in the calculation of the dilutive effect.

23. Interest-bearing loans and borrowings

This note provides information about the contractual terms of the company's interest-bearing loans and borrowings. For more information about the company's exposure to interest rate and foreign currency risk, refer to note 28 *Risks arising from financial instruments.*

Non-current liabilities

Million euro	2007	2006
Secured bank loans	275	160
Unsecured bank loans	2 968	2 937
Unsecured bond issues	1 787	1 909
Unsecured other loans	143	133
Finance lease liabilities	12	7
	5 185	**5 146**

Current liabilities

Million euro	2007	2006
Secured bank loans	96	79
Unsecured bank loans	1 151	1 045
Unsecured bond issues	166	41
Secured other loans	-	37
Unsecured other loans	18	-
Secured bank facilities	4	-
Finance lease liabilities	3	2
	1 438	**1 204**

Terms and debt repayment schedule

Million euro	Total	1 year or less	1-2 years	2-5 years	More than 5 years
Secured bank loans	371	96	261	14	-
Unsecured bank loans	4 119	1 151	330	2 002	636
Unsecured bond issues	1 953	167	156	661	969
Unsecured other loans	161	17	27	75	42
Secured bank facilities	4	4	-	-	-
Finance lease liabilities	15	3	2	3	7
	6 623	**1 438**	**776**	**2 755**	**1 654**

Finance lease liabilities

Million euro	Payments 2007	Interest 2007	Principal 2007	Payments 2006	Interest 2006	Principal 2006
Less than one year	3	-	3	2	-	2
Between one and five years	6	1	5	6	1	5
More than five years	9	2	7	3	1	2
	18	**3**	**15**	**11**	**2**	**9**

24. Employee benefits

InBev maintains in several countries post-employment benefit plans such as pensions and medical care plans as well as other long-term employee benefit plans. In accordance with IAS 19 *Employee Benefits* post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

Defined contribution plans

For defined contribution plans, InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contribution expenses constitute an expense for the year in which they are due. For 2007, the defined contribution expenses for the company amounted to 5m euro compared to 6m euro for 2006.

Defined benefit plans

The company makes contributions to 52 defined benefit plans of which 40 are retirement plans and 12 are medical cost plans. Most plans provide benefits related to pay and years of service. The German, French, Luxemburg and part of the Belgian, Brazilian, Canadian, UK and US plans are unfunded. The assets of the other plans are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Canada, US, Belgium and Brazil provide medical benefits to employees and their families during the service period and after retirement in some cases.

The present value of funded obligations includes a 140m euro liability related to two medical plans, for which the benefits are provided through the Fundação Antonio Helena Zerrenner ("FAHZ"). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of AmBev. On 31 December 2007, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The net decrease in outstanding employee benefits by 130m euro as compared to 31 December 2006 is primarily the effect of contributions paid to pension plans (128m euro) and actuarial gains (55m euro), partly offset by 2007 expenses (62m euro) and exchange losses (5m euro).

The company's net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million euro	2007	2006
Present value of funded obligations	(2 241)	(2 289)
Fair value of plan assets	2 256	2 129
Present value of net obligations for funded plans	**15**	**(160)**
Present value of unfunded obligations	(400)	(412)
Present value of net obligations	**(385)**	**(572)**
Unrecognized past service cost	3	7
Unrecognized asset	(217)	(154)
Net liability	**(599)**	**(719)**
Other long term employee benefits	(18)	(28)
Total employee benefits	**(617)**	**(747)**
Employee benefits amounts in the balance sheet:		
Liabilities	(624)	(753)
Assets	7	6
Net liability	**(617)**	**(747)**

The other long-term employee benefits balance of 18m euro at 31 December 2007 relates for an amount of 14m euro to long service leave and jubilee benefits while 4m euro represents the Quinsa profit sharing that is payable two years after the close of the related year in which profit was made.

The changes in the present value of the defined benefit obligations are as follows:

Million euro	2007	2006
Defined benefit obligation at 1 January	**(2 701)**	**(2 829)**
Service cost	(69)	(69)
New unvested past service cost	-	10
Interest cost	(150)	(153)
Actuarial gains and (losses)	134	(17)
Gains on curtailments	1	1
Reclassifications from provisions	4	-
Reclassifications to assets held for sale	-	19
Exchange differences	(17)	121
Benefits paid	157	216
Defined benefit obligation at 31 December	**(2 641)**	**(2 701)**

The changes in the fair value of plan assets are as follows:

Million euro	2007	2006
Fair value of plan assets at 1 January	**2 129**	**2 005**
Expected return	177	169
Actuarial gains and (losses)	(57)	69
Contributions by InBev	128	177
Contributions by plan participants	11	11
Exchange differences	25	(86)
Assets distributed on settlement	-	(56)
Benefits paid	(157)	(160)
Fair value of plan assets at 31 December	**2 256**	**2 129**

The actual return on plan assets in 2007 and 2006 was 120m euro and 238m euro respectively.

The decrease in contributions by InBev (128m euro in 2007 versus 177m euro in 2006) is primarily explained by higher contributions in Canada in 2006 resulting from the wind-up of certain plans there following restructurings.

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million euro	2007	2006
Current service costs	(50)	(59)
Interest cost	(150)	(153)
Expected return on plan assets	177	169
Amortized past service cost	(6)	(1)
New vested past service cost	(7)	1
Gains on settlements or curtailments	1	-
Asset limitation	(27)	(23)
	(62)	**(66)**

The employee benefit expense is included in the following line items of the income statement:

Million euro	2007	2006
Cost of sales	(15)	(17)
Distribution expenses	(13)	(13)
Sales and marketing expenses	(8)	(13)
Administrative expenses	(21)	(20)
Non-recurring items	(5)	(3)
	(62)	(66)

Weighted average assumptions used in computing the benefit obligations at the balance sheet date are as follows[1]:

	2007	2006
Discount rate	4.9%	4.3%
Future salary increases	3.1%	2.4%
Future pension increases	1.8%	1.1%
Medical cost trend rate	6.5% p.a. reducing to 3.8%	6.5% p.a. reducing to 3.1%
Dental claims trend rate	4.1%	3.9%
Life expectation for a 40 year old male	81	81
Life expectation for a 40 year old female	85	85

Weighted average assumptions used in computing the net periodic pension cost for the year are as follows[1]:

	2007	2006
Discount rate	4.3%	4.1%
Expected return on plan assets	6.6%	6.3%
Future salary increases	2.4%	2.3%
Future pension increases	1.1%	0.8%
Medical cost trend rate	6.5% p.a. reducing to 3.1%	5.0% p.a. reducing to 2.1%
Dental claims trend rate	3.9%	3.6%

Assumed medical cost trend rates have a significant effect on the amounts recognized in profit or loss. A one percentage point change in the assumed medical cost trend rates would have the following effects (note that a positive amount refers to a decrease in the obligations or cost while a negative amount refers to an increase in the obligations or cost):

Million euro	2007		2006	
Medical cost trend rate	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
Effect on the aggregate of the service cost and interest cost of medical plans	(4)	3	(3)	3
Effect on the defined benefit obligation for medical cost	(38)	33	(33)	28

To meet the IAS 1 *Presentation of Financial Statements* disclosure requirements on key sources of estimation uncertainty we have included the results of our sensitivity analysis with regard to the discount rate, the future salary increase and the longevity assumptions.

Million euro	2007		2006	
Discount rate	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	3	(3)	4	(4)
Effect on the defined benefit obligation	176	(192)	188	(203)

Million euro	2007		2006	
Future salary increase	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(3)	3	(5)	5
Effect on the defined benefit obligation	(23)	21	(39)	37

Million euro	2007		2006	
Longevity	One year increase	One year decrease	One year increase	One year decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(5)	5	(5)	5
Effect on the defined benefit obligation	(71)	70	(72)	71

1 Since the assumptions are nominal rates in different currencies we have converted the foreign rates into euro equivalents based on the 5 year forward currency exchange rates. The weighted average assumptions are calculated based on these euro equivalents.

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2007	2006
Government bonds	35%	30%
Corporate bonds	11%	12%
Equity instruments	51%	54%
Property	1%	1%
Cash	1%	1%
Insurance contracts	1%	2%
	100%	100%

The plan assets include indirect investments in ordinary shares issued by the company for a total fair value of 1m euro. The expected rates of return on individual categories of plan assets are determined by reference to relevant indices based on advice of external valuation experts. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated share in the total investment portfolio.

The five year history of the present value of the defined benefit obligations, the fair value of the plan assets and the deficit in the plans is as follows:

Million euro	2007	2006	2005	2004	2003
Present value of the defined benefit obligations	(2 641)	(2 701)	(2 829)	(2 167)	(1 739)
Fair value of plan assets	2 256	2 129	2 005	1 514	1 094
Deficit	(385)	(572)	(824)	(653)	(645)
Experience adjustments: (increase)/decrease plan liabilities	22	(6)	(33)	-	-
Experience adjustments: increase/(decrease) plan assets	(57)	69	133	108	-

InBev expects to contribute approximately 92m euro to its defined benefit plans in 2008.

25. Share-based payments

Different share option programs allow company senior management and members of the board of directors to acquire shares of InBev or AmBev. The options' exercise price equals the average market price of the underlying shares in the thirty calendar days preceding the offer date. The InBev options have a contractual life of 10 years. The fair value of these share-based payment compensations is estimated at grant date, using a binomial model, modified to reflect the IFRS 2 *Share-based Payment* requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

The fair value of options granted is expensed over the vesting period. The options granted under the bonus plan and issued during the second quarter of 2007 cliff vest after 5 years under the condition that a "ROIC – WACC" differential has been achieved. InBev issued a total of 0.9m of such options representing a fair value of approximately 23m euro. In addition 0.1m options were granted to members of the board of directors. These latter options gradually vest over a period of 3 years (one third on 1 January of 2009, one third on 1 January 2010 and one third on 1 January 2011) and represent a fair value of approximately 2m euro.

The weighted average fair value of the options and assumptions used in applying the InBev option pricing model for the 2007 grants are as follows:

Amounts in euro unless otherwise indicated	2007	2006[1]	2005
Fair value of options granted	23.05	13.00	6.82
Share price	57.42	37.73	24.37
Exercise price	53.92	39.29	24.06
Expected volatility	20%	23%	22%
Expected option life (in years)	N/A	N/A	6
Expected dividends	0.16%	0.58%	1.37%
Risk-free interest rate	4.47%	4.21%	3.58%

Since the acceptance period of the options is two months, the fair value was determined as the average of the fair values calculated on a weekly basis during the two months offer period.

Expected volatility is based on historical volatility calculated using 150 days of historical data. A binomial model assumes that all employees would immediately exercise their options if the InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding options developed as follows:

Million options	2007	2006	2005
Options outstanding at 1 January	7.6	10.9	11.4
Options issued during the year	1.0	1.2	2.0
Options exercised during the year	(1.6)	(3.4)	(2.3)
Options forfeited during the year	(0.7)	(1.1)	(0.2)
Options outstanding at 31 December	**6.3**	**7.6**	**10.9**

The range of exercise prices of the outstanding options is between 11.65 euro and 55.41 euro while the weighted average remaining contractual life is 7.3 years.

Of the 6.3m outstanding options 4.1m options are vested at 31 December 2007.

1 Changes in 2006 assumptions are the result of change in volatility approach and dividend protection.

The weighted average exercise price of the options is as follows:

Amounts in euro	2007	2006	2005
Options outstanding at 1 January	26.94	24.24	23.42
Granted during the period	53.92	39.29	27.08
Forfeited during the period	30.57	23.63	27.45
Exercised during the period	24.13	23.70	22.25
Outstanding at the end of the period	31.59	26.94	24.24
Exercisable at the end of the period	24.72	24.92	24.39

For share options exercised during 2007 the weighted average share price at the date of exercise was 58.96 euro.

Under an equivalent 5 year cliff vesting plan, AmBev has issued during the second quarter of 2007 58m options for which the fair value amounts to approximately 10m euro. The fair value of the options and assumptions used in applying a binomial option pricing model for the 2007 AmBev grant are as follows:

Amounts in euro unless otherwise indicated	2007	2006	2005
Fair value of options granted	0.17	0.16	-
Share price	0.42	0.37	-
Exercise price	0.42	0.37	-
Expected volatility	26%	30%	-
Expected dividends	N/A	N/A	-
Risk-free interest rate	10.60%	14.47%	-

During 2005, AmBev did not issue any share options to employees.

During the third quarter of 2007, a limited number of AmBev shareholders who are part of the senior management of InBev were given the opportunity to exchange AmBev shares against a total of 1.8m InBev shares (2006: 1.5m – 2005: 1.6m) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 17m euro (2006: 10m euro - 2005: 8m euro) and is expensed over the five years service period. The fair values of the AmBev and InBev shares were determined based on the market price. As the AmBev options are dividend protected, the dividend yield used for the fair value calculation was 0%.

Since 2005, bonuses granted to company employees and management are partially settled in shares.

The above described share-based payment transactions resulted in a total expense of 53m euro for the year 2007 and 49m euro for the year 2006.

26. Provisions

Million euro	Restructuring	Disputes	Other	Total
Balance at 1 January	**284**	**343**	**74**	**701**
Effect of changes in foreign exchange rates	(2)	22	(2)	18
Changes through business combinations	-	92	-	92
Provisions made	124	133	13	270
Provisions used	(159)	(69)	(7)	(235)
Provisions reversed	(53)	(88)	(24)	(165)
Other movements	7	9	2	18
Balance at 31 December	**201**	**442**	**56**	**699**

The restructuring provisions are primarily explained by organizational alignments in Western Europe, Central and Eastern Europe and the global headquarters and by the further implementation of our European shared service center for transactional services as explained in note 7 *Non-recurring items*. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million euro	Total	1 year or less	1-2 years	2-5 years	More than 5 years
Restructuring					
Reorganization (recurring)	28	1	4	13	10
Reorganization (non-recurring)	173	112	43	16	2
	201	**113**	**47**	**29**	**12**
Disputes & contingencies					
Commercial	39	13	11	11	4
Excise duties	1	-	1	-	-
Income taxes	67	4	62	1	-
Labor	112	20	30	62	-
Indirect taxes	158	10	42	94	12
Other	65	11	8	6	40
	442	**58**	**154**	**174**	**56**
Other					
Demolition	3	3	-	-	-
Guarantees given	15	-	-	14	1
Onerous contracts	8	1	-	1	6
Other	30	12	3	6	9
	56	**16**	**3**	**21**	**16**
	699	**187**	**204**	**224**	**84**

Since 1 January 2005 InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO_2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such a provision is measured at the estimated amount of the expenditure required to settle the obligation. Since it was estimated at 31 December 2007 that the emission allowances owned will fully cover the expected CO_2 emissions, no provision was recognized.

27. Trade and other payables

Non-current trade and other payables

Million euro	2007	2006
Indirect taxes payable	237	144
Trade payables	1	1
Cash guarantees	6	6
Deferred consideration on acquisitions	16	40
Other payables	55	50
	315	**241**

Current trade and other payables

Million euro	2007	2006
Trade payables and accrued expenses	2 180	1 764
Payroll and social security payables	351	409
Indirect taxes payable	822	760
Interest payable	88	64
Consigned packaging	340	354
Cash guarantees	20	20
Derivative financial instruments with negative fair values	481	344
Dividends payable	31	32
Deferred income	10	6
Deferred consideration on acquisitions	27	54
Other payables	60	112
	4 410	**3 919**

28. Risks arising from financial instruments

(A) Terms, conditions and risk management policies

Exposure to foreign currency, interest rate, commodity prices, liquidity and credit risk arises in the normal course of InBev's business. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company's performance in line with its financial risk management policy. The risk management committee meets on a frequent basis and is responsible for reviewing the results of the risk assessment, approving recommended risk management strategies, monitoring compliance with the financial risk management policy and reporting to the finance committee of the board of directors.

Some of our risk management strategies include the usage of derivatives. Derivative instruments used by the company mainly include forward exchange contracts, exchange traded foreign currency futures, interest rate swaps, cross currency interest rate swaps, forward rate agreements, exchange traded interest rate futures, aluminum swaps and forwards, exchange traded sugar futures and exchange traded wheat futures. InBev's policy prohibits the use of derivatives in the context of trading.

The following table provides an overview of the derivative financial instruments outstanding at year-end by maturity bucket. The amounts included in this table are the notional amounts.

Million euro Derivatives	2007 < 1 year	2007 1-5 years	2007 > 5 years	2006 < 1 year	2006 1-5 years	2006 > 5 years
Foreign currency						
Forward exchange contracts	885	409	-	356	396	-
Foreign currency futures	383	-	-	185	16	38
Interest rate						
Interest rate swaps	-	1 514	138	500	513	1 127
Cross currency interest rate swaps	559	2 403	65	419	1 618	555
Forward rate agreements	69	-	-	333	300	-
Interest rate futures	299	136	40	49	-	-
Commodities						
Aluminum swaps	182	-	-	142	-	-
Sugar futures	41	-	-	35	10	-
Wheat futures	12	-	-	27	-	-
Credit						
Credit default swaps	-	60	-	-	-	-

Forward exchange contracts include the series of contracts used to hedge the Brazilian real borrowings in Canada (see *Interest rate risk* section below).

(B) Foreign currency risk

InBev incurs foreign currency risk on borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are forward exchange contracts, exchange traded foreign currency futures and cross currency interest rate swaps ("CCIRS").

Foreign exchange risk on operating activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, InBev's policy is to hedge operational transactions which are reasonably expected to occur (e.g. cost of goods sold and selling, general & administrative expenses) within maximum 15 months. Operational transactions that are certain (e.g. capital expenditure) are hedged without any limitation in time. Non operational transactions (e.g. acquisitions and disposals of subsidiaries) are hedged as soon as they are certain.

The table below provides an indication of the company's main net foreign currency positions as regards firm commitments and forecasted transactions per 31 December 2007 and for a period of 1 year for the most important currency pairs. The open positions are the result of the application of InBev's risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

Million euro	2007			2006		
	Total exposure	Total derivatives	Open position	Total exposure	Total derivatives	Open position
Euro / Brazilian real	7	(7)	-	(30)	30	-
Euro / Canadian dollar	(19)	19	-	(17)	17	-
Euro / Czech koruna	11	(11)	-	-	-	-
Euro / Hungarian forint	(19)	19	-	(17)	17	-
Euro / Pound sterling	(28)	28	-	(52)	52	-
Euro / Russian ruble	(130)	-	(130)	(142)	-	(142)
Euro / Ukrainian hryvnia	(42)	-	(42)	(22)	-	(22)
Euro / US dollar	-	-	-	(90)	90	-
US dollar / Argentinean peso	(100)	100	-	(8)	8	-
US dollar / Bolivian boliviano	(20)	20	-	-	-	-
US dollar / Brazilian real	106	(106)	-	(29)	29	-
US dollar / Canadian dollar	(46)	46	-	(32)	32	-
US dollar / Chilean peso	(9)	9	-	(9)	9	-
US dollar / Euro	110	(110)	-	(15)	15	-
US dollar / Peruvian nuevo sol	(7)	7	-	(27)	27	-
US dollar / Pound sterling	(4)	4	-	33	(33)	-
US dollar / Russian ruble	(96)	-	(96)	(8)	-	(8)
US dollar / South Korean won	(3)	3	-	(9)	9	-
US dollar / Ukrainian hryvnia	(4)	-	(4)	(19)	-	(19)
US dollar / Uruguayan peso	(15)	15	-	-	-	-

The rationale behind the open currency exposures primarily reported in Russia and Ukraine is further explained in the *Currency sensitivity analysis* below.

In conformity with the IAS 39 hedge accounting rules, these hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

Foreign exchange risk on intragroup loans

A series of foreign exchange swaps were contracted in 2007 to hedge the foreign currency risk from intercompany loans transacted between group entities that have different functional currencies. Intercompany loans with Russia, Hungary, UK and Czech Republic were hedged against euro for respectively 2 100m Russian Ruble, 12 000m Hungarian forint, 17m pound sterling and 65m Czech koruna.

In conformity with IAS 39, these swaps were designated as cash flow hedges of intragroup monetary items.

Foreign exchange risk on net investments in foreign operations

The company uses euro/pound sterling cross currency interest rate swaps (notional amount of 180m pound sterling) to hedge the foreign currency risk from the net investment in the UK subsidiary Nimbuspath.

In conformity with IAS 39, these CCIRS's were designated as net investment hedges.

In December 2007, the company entered into a series of euro floating/Brazilian real floating cross currency interest rate swaps for notional amount of 1 035m Brazilian real maturing in 2012 to hedge the foreign currency risk from InBev's net investment in AmBev Brazil. In addition, a series of foreign exchange forwards for a notional amount of 780m Brazilian real were contracted to hedge an additional portion of InBev's net investment in AmBev Brazil until January 2008.

In conformity with IAS 39, these derivative instruments were designated as net investment hedges.

Foreign exchange risk on foreign currency denominated debt

As far as foreign currency risk on borrowings is concerned, it is InBev's policy to have the debt in the subsidiaries as much as possible in the functional currency of the subsidiary. To the extent this is not the case, hedging is put in place unless the cost to hedge outweighs the benefits. A description of the foreign currency risk hedging related to the debt instruments issued in a currency other than the functional currency of the subsidiary (including the private placements, the US dollar bonds and the Brazilian real borrowing) is further detailed in the *Interest rate risk* section below.

Currency sensitivity analysis

Currency translational risk

Around 80% of InBev's revenue is generated by subsidiaries, referred to as foreign operations, of which the activities are conducted in a currency other than the euro. A currency translation risk arises when the financial data of these foreign operations are converted in InBev's presentation currency, the euro. On the basis of the volatility of these currencies against the euro in 2007, we estimated the reasonably possible change of the exchange rate of these currencies against the euro as follows[1]:

	2007					2006
1 euro equals :	Closing rate 31 December 2007	Average rate 2007	Possible closing rate 31 December 2007	Possible average rate 2007	Possible volatility of rates in%	Possible volatility of rates in%
Argentinean peso	4.64	4.27	4.13 - 5.15	3.80 - 4.74	10.92%	9.91%
Bolivian boliviano	11.29	10.83	8.08 - 14.51	7.75 - 13.92	28.47%	-
Brazilian real	2.61	2.67	2.01 - 3.20	2.06 - 3.27	22.81%	20.31%
Canadian dollar	1.44	1.47	1.23 - 1.66	1.25 - 1.68	14.69%	10.70%
Chinese yuan	10.75	10.39	9.69 - 11.81	9.37 - 11.42	9.87%	-
Paraguayan guarani	7142.86	6944.44	6138.17 - 8147.55	5967.66 - 7921.22	14.07%	-
Pound sterling	0.73	0.68	0.67 - 0.79	0.63 - 0.74	8.31%	5.68%
Romanian lei	3.61	3.29	3.17 - 4.04	2.90 - 3.69	12.03%	-
Russian ruble	35.93	34.99	34.04 - 37.83	33.14 - 36.84	5.28%	6.42%
South Korean won	1377.41	1265.82	1235.89 - 1518.93	1135.77 - 1395.88	10.27%	11.96%
Ukrainian hryvnia	7.42	6.89	6.58 - 8.26	6.11 - 7.66	11.30%	-
US dollar	1.47	1.37	1.32 - 1.62	1.23 - 1.50	10.02%	9.69%

If the euro had weakened/strengthened during 2007 by the above estimated possible changes against the above listed currencies with all other variables held constant, the 2007 profit would have been 590m euro (19.6%) higher/lower while the translation reserves in equity would have been 940m euro (0.81% of total equity) higher/lower. In 2006, we estimated this impact to 392m euro on profit and 1 790m euro on the translation reserves.

Currency transactional risk

Most of InBev's non-derivative monetary financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. However, the company has open positions in Central and Eastern European countries for which no hedging is performed because the illiquidity of the local foreign exchange market prevents us from hedging at a reasonable cost. The transactional foreign currency risk mainly arises from open positions in Russia and Ukraine against the euro and the US dollar. On the basis of the average volatility of the Ukrainian hryvnia and the Russian ruble against the euro and the US dollar during the year, we estimated the reasonably possible change of exchange rate of these currencies against the Ukrainian hryvnia and the Russian ruble as follows:

	2007			2006
	Closing rate 31 December 2007	Possible closing rate 31 December 2007	Possible volatility of rates in%	Possible volatility of rates in%
Euro / Russian ruble	35.93	33.91 - 37.96	5.64%	6.42%
Euro / Ukrainian hryvnia	7.42	6.58 - 8.26	11.30%	11.46%
US dollar / Russian ruble	24.41	23.12 - 25.70	5.28%	5.48%
US dollar / Ukrainian hryvnia	5.04	4.74 - 5.34	5.91%	20.23%

If the Ukrainian hryvnia and the Russian ruble had weakened/strengthened during 2007 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2007 profit would have been 14m euro lower/higher (as compared to a potential lower/higher impact of 11m on profit estimated in 2006).

1 The estimate is based on the standard deviation of daily volatilities of the foreign exchange rates during the past 250 days at 31 December 2007 and using a 95% confidence interval.

(c) Interest rate risk

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of our policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as our overall business strategy.

Floating interest rate risk on borrowings in euro

The company entered into several interest rate swaps and forward rate agreements to hedge the floating interest rate risk on 1 135m euro (last year 1 475m euro) out of the sum of credit facility agreements and commercial papers of 1 734m euro outstanding at 31 December 2007 (last year 1 677m euro).

In conformity with the IAS 39 hedge accounting rules, 1 075m euro of these hedges were designated as cash flow hedges. A remaining 60m euro hedge was not designated for hedge accounting.

Floating interest rate risk on borrowings in Canadian dollar

The company borrowed an amount of 180m Canadian dollar (last year 185m Canadian dollar) out of a total credit facility agreement of 680m Canadian dollar at 31 December 2007 (last year 600m Canadian dollar).

A description of the interest rate risk hedging related to the private placements and the US dollar bonds is given below.

Private placement hedges (foreign currency risk + interest rate risk on borrowings in US dollar)

a) Private placement of 162m US dollar maturing on 23 July 2008.

To hedge the US dollar and fixed interest rate risk from InBev's private placement of 162m US dollar, the company entered into three US dollar fixed/Canadian dollar floating cross currency interest rate swaps for the full amount of the private placement. The maturity date of these cross currency interest rate swaps is identical to the maturity date of the private placement, being 23 July 2008.

In conformity with the IAS 39, these hedges were designated as fair value hedges.

b) Private placement of 850m US dollar of which:

- 300m US dollar matures in 2009;
- 475m US dollar matures in 2010;
- 75m US dollar matures in 2013.

The company hedged the foreign currency and fixed interest rate risk of 730m US dollar of the private placement (180m US dollar of tranche 2009, full tranche 2010 and full tranche 2013) by entering into US dollar fixed/euro floating cross currency interest rate swaps for a total amount of 730m US dollar expiring in 2009, 2010 and 2013.

In conformity with the IAS 39, these hedges were designated as fair value hedges.

In addition, two US dollar fixed/euro fixed CCIRS's (nominal amount of 120m US dollar) were entered into to convert for an amount of 120m US dollar (piece of tranche 2009) the fixed US dollar interest rate exposure into a fixed euro interest rate.

In conformity with IAS 39 these hedges are designated as cash flow hedges.

AmBev bond hedges (foreign currency risk + interest rate risk on borrowings in US dollar)

In December 2001, AmBev, which became part of InBev in 2004, issued 500m US dollar in foreign securities (bond 2011). This bond bears interest at 10.7% and is repayable semi-annually as from July 2002 with final maturity in December 2011. In September 2003 AmBev issued another 500m US dollar in foreign securities (bond 2013). This bond bears interest at 8.75% and is repayable semi-annually since March 2004 with final maturity in September 2013.

AmBev entered into several US dollar fixed/Brazilian real floating cross currency interest rate swaps to manage and reduce the impact of changes in the US dollar exchange rate and interest rate on these bonds. These derivative instruments, in conformity with the IAS 39 hedge accounting rules, have been designated as fair value hedges.

Canada bond hedges (foreign currency risk + interest rate risk on borrowings in Brazilian Real)
The company entered into a series of forward exchange contracts to hedge the Brazilian real and fixed interest rate risk from two bank loans; the first one issued in June 2006 for 717m Brazilian real issued and the second one in January 2007 for 474m Brazilian real. The unwinding of the forward exchange contracts acts like a receive Brazilian real fixed/pay Canadian dollar fixed cross currency interest rate swap. The maturity dates of these foreign exchange forwards are identical to the maturity dates of the interest flows and the maturity date of the principal, being 20 June 2011 for the first loan and 18 January 2012 for the second loan.

In conformity with IAS 39, these hedges were designated as cash flow hedges. In conformity with the company's hedge accounting policy, the impact of the interest differential fixed at inception on the exchange of principal amounts in Canadian dollar and Brazilian real is amortized over the life of the transaction.

Argentina bond hedges (foreign currency risk + interest rate risk on borrowings in US dollar)
To hedge the US dollar and fixed interest rate risk from a 150m US dollar bond issued in Argentina, the company entered into two US dollar fixed/Argentinean peso cross currency interest rate swaps for the total exposure. The maturity date of the cross currency interest rate swaps is identical to the maturity date of the hedged bond, being 22 March 2012. A portion of the bond's principal amount is reimbursed annually until maturity.

In conformity with IAS 39, these hedges were designated as cash flow hedges.

Interest rate sensitivity analysis
In respect of interest-bearing financial liabilities, the table below indicates their effective interest rates at balance sheet date as well as split per currency in which the debt is denominated.

31 December 2007 Interest-bearing financial liabilities Million euro	Before hedging		After hedging	
	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate				
Brazilian real	10.38%	1 218	12.65%	2 318
Canadian dollar	5.13%	125	4.73%	435
Euro	4.66%	1 734	4.88%	1 085
Hungarian forint	7.95%	9	7.95%	9
Pound sterling	5.00%	132	6.26%	280
Russian ruble	13.97%	149	7.70%	149
South Korean won	5.59%	4	5.59%	4
Ukrainian hryvnia	9.71%	63	9.71%	63
US dollar	9.90%	16	-	-
Chinese yuan	6.01%	29	6.01%	29
Other	5.91%	6	5.90%	6
		3 485		**4 378**
Fixed rate				
Argentinean peso	10.79%	55	14.93%	55
Brazilian real	13.41%	572	8.93%	160
Canadian dollar	6.98%	96	5.62%	354
Dominican peso	9.86%	59	9.86%	59
Euro	5.92%	179	3.48%	987
Guatemalan quetzal	6.82%	20	6.82%	20
Japanese yen	2.18%	145	-	-
Peruvian nuevo sol	6.56%	83	6.56%	83
Pound sterling	-	-	4.87%	99
Russian ruble	16.00%	111	8.00%	111
South Korean won	5.04%	51	5.04%	51
US dollar	6.88%	1 665	6.66%	217
Chinese yuan	5.46%	43	5.47%	43
Paraguay guarani	5.14%	19	5.14%	19
Venezuelan bolivar	15.49%	45	15.41%	45
Other	9.04%	22	9.04%	22
		3 165		**2 325**

31 December 2006 Interest-bearing financial liabilities Million euro	Before hedging		After hedging	
	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate				
Brazilian real	12.81%	975	12.69%	2 119
Canadian dollar	4.70%	206	4.78%	253
Euro	3.72%	1 525	4.13%	365
Hungarian forint	8.42%	42	8.42%	42
Pound sterling	5.41%	88	5.62%	276
Russian ruble	6.27%	91	6.27%	91
South Korean won	5.01%	25	5.01%	25
Ukrainian hryvnia	11.65%	63	11.65%	63
US dollar	7.01%	66	6.04%	38
Other	3.01%	13	4.84%	13
		3 094		**3 285**
Fixed rate				
Argentinean peso	9.20%	86	9.18%	86
Brazilian real	12.72%	338	5.46%	115
Canadian dollar	6.98%	91	5.75%	434
Dominican peso	10.55%	55	10.55%	55
Euro	3.73%	178	3.61%	1 689
Guatemalan quetzal	7.40%	23	7.40%	23
Japanese yen	3.64%	202	-	-
Peruvian nuevo sol	6.75%	81	6.75%	81
Pound sterling	-	-	4.76%	81
Russian ruble	8.00%	115	8.00%	115
South Korean won	5.41%	98	5.41%	98
US dollar	6.86%	1 869	7.12%	196
Venezuelan bolivar	8.94%	52	8.94%	52
Other	4.87%	34	5.31%	40
		3 222		**3 065**

At 31 December 2007, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging listed above does not include the interest rate fair value component of 53m euro (last year 34m euro) of debt instruments designated in a fair value hedge.

As disclosed in the above table, 4 378m euro or 65% of the company's interest bearing financial liabilities bear a variable interest rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows[1]:

	2007			2006
	Interest rate 31 December 2007	Possible interest rate 31 December 2007	Possible volatility of rates in%	Possible volatility of rates in%
Brazilian real	10.78%	9.53% - 12.03%	11.57%	12.25%
Canadian dollar	4.56%	3.91% - 5.20%	14.18%	5.14%
Euro	4.68%	4.30% - 5.07%	8.18%	5.00%
Hungarian forint	7.50%	6.98% - 8.02%	6.89%	15.52%
Pound sterling	5.99%	5.19% - 6.80%	13.45%	6.07%
Russian ruble	6.50%	0.00% - 16.99%	161.46%	91.44%
South Korean won	5.56%	4.64% - 6.47%	16.53%	13.62%
Ukrainian hryvnia	11.36%	0.00% - 30.63%	169.60%	88.50%
US dollar	4.70%	4.04% - 5.36%	14.02%	4.54%
Chinese yuan	4.43%	3.97% - 4.90%	10.57%	-

1 The estimate is based on the standard deviation of daily volatilities of the benchmark interest rates during the past 250 days at 31 December 2007 and using a 95% confidence interval. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the Interbank Deposit Certificate ('CDI') and the Long-Term Interest Rate ('TJLP'). With regard to other market interest rates, our analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. Euribor 3M, Libor 3M, Bubor 3M).

When we apply the reasonably possible increase/decrease in the market interest rates mentioned above on our floating rate debt at 31 December 2007, with all other variables held constant, 2007 profit would have been 53m euro lower/higher. In addition, this effect will be partly compensated by 3m euro higher/lower interest income on our interest-bearing financial assets.

(D) Commodity risk

The commodity markets have experienced and is expected to continue to experience price fluctuations. InBev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has important exposures to the following commodities: aluminum, cans, corn grits, corn syrup, corrugated, crowns, glass, hops, labels, malt and wheat. On 31 December 2007, the company has the following commodity derivatives outstanding: aluminum swaps for 182m euro notional amount (last year 142m euro), exchange traded sugar futures for 41m euro notional amount (last year 45m euro) and exchange traded wheat futures for 12m euro notional amount (last year 27m euro).

In conformity with the IAS 39 hedge accounting rules these hedges are designated as cash flow hedges.

(E) Equity price risk

During 2007, InBev has not held any material equity investments classified as available-for-sale. In addition, marketable securities classified as held for trading mainly consist of debt securities not exposed to variation in equity prices or indexes. As a result, InBev was not exposed to any material equity price risks.

(F) Credit risk

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

InBev mitigates its exposure to counterparty credit risk through minimum counterparty credit guidelines, diversification of counterparties, working within agreed counterparty limits and through setting limits on the maturity of financial assets. The company has furthermore master netting agreements with most of the financial institutions that are counterparties to the derivative financial instruments. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, InBev considers the risk of counterparty default per 31 December 2007 to be limited.

InBev has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade or better. The company monitors counterparty credit exposures closely and reviews any downgrade in credit rating immediately. To mitigate presettlement risk, minimum counterparty credit standards become more stringent as the duration of the derivative financial instruments increases. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with a portfolio of financial institutions.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

Million euro	2007			2006		
	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount
Financial assets at fair value through profit or loss	178	-	178	222	-	222
Available-for-sale financial assets	94	(17)	77	55	(18)	37
Held-to-maturity investments	87	-	87	3	-	3
Trade receivables	1 919	(204)	1 715	2 069	(204)	1 865
Cash deposits for guarantees	233	-	233	240	-	240
Loans to customers	311	(57)	254	360	(70)	290
Other receivables	783	(68)	715	798	(71)	727
Derivative financial assets	235	-	235	144	-	144
Cash and cash equivalents	1 324	-	1 324	626	-	626
	5 164	(346)	**4 818**	4 517	**(363)**	**4 154**

There was no significant concentration of credit risks with any single counterparty per 31 December 2007.

Impairment losses

The allowance for impairment recognized during the period per classes of financial assets was as follows:

Million euro	2007				
	Available-for-sale financial assets	Trade receivables	Loans to customers	Other receivables	Total
Balance at 1 January	(18)	(204)	(70)	(71)	(363)
Impairment losses	1	(18)	(9)	(4)	(30)
Derecognition	1	18	20	9	48
Currency translation	(1)	-	2	(2)	(1)
Balance at 31 December	**(17)**	**(204)**	**(57)**	**(68)**	**(346)**

Million euro	2006				
	Available-for-sale financial assets	Trade receivables	Loans to customers	Other receivables	Total
Balance at 1 January	(21)	(207)	(82)	(68)	(378)
Impairment losses	4	(22)	(1)	(5)	(24)
Derecognition	1	27	12	2	42
Currency translation	(2)	(2)	1	-	(3)
Balance at 31 December	**(18)**	**(204)**	**(70)**	**(71)**	**(363)**

(G) Liquidity risk

The following are the contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

Million euro	2007					
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities						
Secured bank loans	371	(435)	(113)	(305)	(17)	-
Unsecured bank loans	4 119	(4 583)	(1 253)	(599)	(1 927)	(804)
Unsecured bond issues	1 953	(2 752)	(353)	(828)	(1 072)	(499)
Unsecured other loans	161	(184)	(25)	(33)	(82)	(44)
Finance lease liabilities	15	(18)	(4)	(2)	(12)	-
Secured bank facilities	4	(4)	(4)	-	-	-
Bank overdraft	80	(80)	(80)	-	-	-
Trade & other payables	4 244	(4 247)	(3 929)	(284)	(4)	(30)
	10 947	**(12 303)**	**(5 761)**	**(2 051)**	**(3 114)**	**(1 377)**
Derivative financial liabilities						
Interest rate derivatives	(34)	14	2	2	22	(12)
Foreign exchange derivatives	(128)	72	2	13	57	
Interest rate and foreign exchange derivatives	400	(669)	(264)	(64)	(157)	(184)
Commodity derivatives	8	(8)	(8)	-	-	-
Other derivatives	(1)	1	1	-	-	-
	245	**(590)**	**(267)**	**(49)**	**(78)**	**(196)**
Of which: directly related to cash flow hedges	(142)	113	(2)	22	86	7

Million euro	2006					
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities						
Secured bank loans	239	(320)	(80)	(20)	(145)	(75)
Unsecured bank loans	3 982	(4 751)	(1 069)	(256)	(1 415)	(2 011)
Unsecured bond issues	1 950	(2 634)	(56)	(378)	(1 021)	(1 179)
Secured other loans	37	(51)	(37)	(3)	(3)	(8)
Unsecured other loans	133	(178)	-	(14)	(85)	(79)
Finance lease liabilities	9	(11)	(2)	(3)	(2)	(4)
Bank overdraft	90	(90)	(90)	-	-	-
Trade & other payables	3 816	(3 816)	(3 574)	(50)	(144)	(48)
	10 256	**(11 851)**	**(4 908)**	**(724)**	**(2 815)**	**(3 404)**
Derivative financial liabilities						
Interest rate derivatives	(42)	50	3	10	30	7
Foreign exchange derivatives	(66)	57	57	-	-	-
Interest rate and foreign exchange derivatives	303	(734)	(66)	(67)	(334)	(268)
Commodity derivatives	5	(5)	-	-	-	-
	200	**(632)**	**(6)**	**(58)**	**(304)**	**(261)**
Of which: directly related to cash flow hedges	(71)	93	48	8	30	7

(H) Capital management

InBev is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. On 27 February 2008 the board of directors proposed a series of measures designed to significantly enhance the company's capital structure. The proposed actions which cover dividend pay out, progressive dividend approach and the renewal of the share buy-back program, are consistent with and reinforce InBev's commitment to value creation, as a result of the company's margin expansion and strong cash flow generation. Further details on the actions proposed by the board of directors are disclosed in note 33 *Events after the balance sheet date.*

Besides the statutory minimum equity funding requirements that apply to our subsidiaries in the different countries, InBev is not subject to any externally imposed capital requirements. When analyzing our capital structure we use the same debt/equity classifications as applied in our IFRS reporting.

(I) Fair value

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. In conformity with IAS 39 all derivatives are recognized at fair value in the balance sheet.

The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates. These pricing models also take into account the current creditworthiness of the counterparties.

The fair value of these instruments generally reflects the estimated amount that InBev would receive on the settlement of favorable contracts or be required to pay to terminate unfavorable contracts at the balance sheet date, and thereby takes into account any unrealized gains or losses on open contracts.

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

Derivatives Million euro	Fair value 2007	Fair value 2006
Foreign currency		
Forward exchange contracts		
Assets	143	91
Liabilities	(15)	(24)
Foreign currency futures		
Assets	4	2
Liabilities	(4)	(3)
Interest rate		
Interest rate swaps		
Assets	58	45
Liabilities	(23)	(3)
Cross currency interest rate swaps		
Assets	27	3
Liabilities	(426)	(306)
Interest rate futures		
Assets	-	-
Liabilities	(1)	-
Commodities		
Aluminum swaps		
Assets	1	3
Liabilities	(13)	-
Sugar futures		
Assets	-	-
Liabilities	3	(5)
Wheat futures		
Assets	-	-
Liabilities	(1)	(4)
Credit		
Credit default swaps		
Assets	1	-
Liabilities	-	-
	(246)	**(201)**

The following table compares the carrying amounts of the most important fixed rate interest-bearing financial liabilities with their fair values at 31 December 2007:

Interest-bearing financial liabilities Million euro	Carrying amount 2007	Fair value 2007	Carrying amount 2006	Fair value 2006
Fixed rate				
Argentinean peso	(55)	(55)	(86)	(86)
Brazilian real	(572)	(605)	(338)	(386)
Canadian dollar	(96)	(101)	(91)	(99)
Chinese yuan	(43)	(43)	-	-
Dominican peso	(59)	(59)	(55)	(55)
Euro	(179)	(168)	(178)	(178)
Guatemalan quetzal	(20)	(20)	(23)	(23)
Japanese yen	(145)	(145)	(202)	(202)
Peruvian nuevo sol	(83)	(76)	(81)	(81)
Russian ruble	(111)	(111)	(115)	(115)
South Korean won	(51)	(50)	(98)	(97)
US dollar	(1 665)	(1 636)	(1 869)	(1 964)
Venezuelan bolivar	(45)	(45)	(52)	(52)
Other	(22)	(22)	(34)	(34)
	(3 146)	**(3 136)**	**(3 222)**	**(3 372)**

The following summarizes the methods and assumptions used in estimating the fair value of financial instruments recognized at their fair value in the balance sheet and reflected in this note.

Derivative instruments

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

Investment debt securities

The fair value of investment debt securities at fair value through profit or loss is based on their quoted price as published by exchanges or provided by reliable financial information providers.

Non-derivative financial liabilities

The fair value of non-derivate financial liabilities is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

(J) Significance of financial instruments for financial performance

The note at hand discloses the different elements composing InBev's position towards financial risk and instruments. The effect of InBev's financial risk management on performance mainly materializes in the items of income, expense, gains or losses recognized in the income statement or in the gains and losses directly recognized in equity (see note 10 *Finance cost and income*).

29. Operating leases

Leases as lessee

Non-cancelable operating leases are payable as follows:

Million euro	2007	2006
Less than one year	151	144
Between one and five years	533	465
More than five years	825	257
	1 509	**866**

At 31 December 2007, 132m euro was recognized as an expense in the income statement in respect of operating leases as lessee (2006: 142m euro).

The company leases a number of warehouses, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals.

Due to the sale of our Dutch and Belgian real estate to Cofinimmo in October 2007, InBev entered into lease agreements of 27 years for an initial rent of 26.8m euro per year. This triggers the increase in the operating leases as a lessee as well as a switch between Subleases and Leases as a lessor as InBev is no longer the owner of the pubs.

Subleases

InBev has sublet some of the leased properties. Non-cancelable operating subleases are receivable as follows:

Million euro	2007	2006
Less than one year	82	70
Between one and five years	319	229
More than five years	158	90
	559	**389**

At 31 December 2007, 77m euro was recognized as an income in the income statement in respect of subleases (2006: 90m euro).

Leases as lessor

The company leases out part of its property under operating leases. Non-cancelable operating leases are receivable as follows:

Million euro	2007	2006
Less than one year	14	38
Between one and five years	47	143
More than five years	22	68
	83	**249**

At 31 December 2007, 47m euro was recognized as an income in the income statement in respect of operating leases as lessor (2006: 39m euro).

30. Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

Million euro	2007	2006
Collateral given for own liabilities	436	405
Collateral and financial guarantees received for own receivables and loans to customers	199	207
Contractual commitments to purchase property, plant and equipment	237	230
Contractual commitments to acquire loans to customers	182	187
Other commitments	313	55

The collateral given for own liabilities of 436m euro at 31 December 2007 contains 217m euro cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, InBev has made the appropriate provisions in accordance with IAS 37 *Provisions, Contingent Liabilities and Contingent Assets* – see also note 26 *Provisions*. In our balance sheet the cash guarantees are presented as part of other receivables – see note 18 *Trade and other receivables*. Further 5m euro of cash serves as a guarantee for outstanding commodity derivatives while 34m euro of current investment securities serves as a guarantee for outstanding forward contracts. In addition, in certain countries InBev is required to provide collateral on its property in favor of the excise tax authorities. The amount of the collateral is determined by the level of the monthly excise taxes due, inventory levels and transportation risk. At 31 December 2007 the total amount of such collateral was 56m euro. Finally, InBev has collateral on its property, plant and equipment with regard to outstanding loans for 124m euro. To the extent that InBev would not respect its obligations under the related outstanding contracts or would loose the pending judicial cases the collateralized assets would be used to settle InBev's obligations.

To keep InBev's credit risk with regard to receivables and loans to customers as low as possible collateral and other credit enhancements were obtained for a total amount of 199m euro at 31 December 2007. Collateral is held on both real estate and debt securities while financial guarantees are obtained from banks and other third parties.

In a limited number of countries InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 182m euro.

The increase in other commitments from 55m euro at 31 December 2006 to 313m euro at 31 December 2007 mainly stems from the increase in guarantees given to pension funds.

31. Contingencies

Certain beer and alcoholic beverage producers of the United States, Canada and Europe were involved in collective suits (class actions) in the US, seeking damages for alleged marketing of alcoholic beverages to underage consumers. Labatt Canada was involved in three of these lawsuits, but was later removed as a defendant, pending the outcome of the US actions. Following dismissals at trial and on appeal, plaintiffs have now withdrawn all actions. The matter is concluded.

Certain subsidiaries of AmBev have received tax assessments totaling 4 443m real including accrued interest and penalties, related to corporate Brazilian taxation of income generated outside Brazil. In 2005, AmBev was officially notified of administrative Lower Court decisions, recognizing that a substantial portion of the amount of the tax assessment mentioned above was incorrect. These decisions, which were appealed, reduced the amount of such tax assessments to 2 397m real (approximately 919m euro). AmBev disputes the validity of these tax assessments and intends to vigorously defend its case. No provision has been recorded related to these tax assessments.

Certain holders of warrants issued by AmBev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than AmBev considers as established upon the warrant issuance. In case AmBev loses the totality of these lawsuits, the issuance of 5 536 919 preferred shares and 1 376 344 common shares would be necessary. AmBev would receive in counterpart funds that are materially lower than the current market value. This could result in a dilution of about 1% to all AmBev shareholders. Furthermore, the holders of these warrants claim to receive the dividends relative to these shares since 2003 (approximately 95m reals excluding legal fees). AmBev disputes these claims and intends to vigorously defend its case.

32. Related parties

Transactions with directors and executive board management members (key management personnel)

In addition to short-term employee benefits (primarily salaries) InBev's executive board management members are entitled to post-employment benefits. More particular, members of the executive board management participate in the pension plan of their respective country – see also note 24 *Employee Benefits*. Finally, key management personnel is eligible for the company's share option and/or share swap program (refer note 25 *Share-based Payments*). Total directors and executive board management compensation included in the income statement can be detailed as follows:

Million euro	2007		2006	
	Directors	Executive board management	Directors	Executive board management
Short-term employee benefits	1	32	2	32
Post-employment benefits	-	1	-	1
Termination benefits	-	6	-	8
Share-based payments	1	17	1	12
	2	56	3	53

Directors' compensations consist mainly of directors' fees (tantièmes). Key management personnel was not engaged in any transactions with InBev and did not have any significant outstanding balances with the company.

Jointly controlled entities

InBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Aggregate amounts of InBev's interest are as follows:

Million euro	2007	2006
Non-current assets	60	54
Current assets	20	22
Non-current liabilities	70	62
Current liabilities	20	24
Result from operations	4	4
Profit attributable to equity holders	-	(1)

Transactions with associates

InBev's transactions with associates were as follows:

Million euro	2007	2006
Revenue	9	10
Current assets	35	5
Current liabilities	8	6

Revenue from associates primarily consists of sales to distributors in which InBev has a non-controlling interest.

33. Events after the balance sheet date

On 21 January 2008, InBev announced that their board of directors resolved to initiate a new share buy-back program for an amount of up to 300m euro. The share buy-back will be executed pursuant to the powers granted at the Extraordinary General Meeting of Shareholders of 24 April 2007, and, in accordance with that mandate, may be conducted within 8 months of the date of the resolution. InBev's share buy-back programs are an integral component of its strategy to pro-actively manage its capital structure and return cash to shareholders, as well as to hedge the company's share based compensation system.

On 29 January 2008, InBev announced that, as of close of business on 28 January 2008, 6 277 001 Class B shares (including Class B shares held as ADSs) of AmBev's subsidiary Quilmes Industrial (Quinsa), Société Anonyme ("Quinsa"), representing 71.3% of the outstanding Class B shares of Quinsa not owned by AmBev or its subsidiaries, had been tendered in and not withdrawn from the voluntary offer made by AmBev, which exceeded the threshold of 5 968 722 Class B shares (including Class B shares held as ADSs) at which AmBev agreed to increase the tender offer price. AmBev announced that it has increased the tender offer price to 4.125 USD per Class A share, 41.25 USD per Class B share and 82.50 USD per ADS pursuant to the terms and conditions of the Offer to Purchase.

In January 2008 InBev reached an agreement with its partner in InBev Shiliang (Zhejiang) Brewery to increase InBev's stake in this business to 100% and assume full control after the approval of the relevant authorities. This important step will enable InBev to strengthen its position in the Zhejiang province in China.

On 12 February 2008, InBev announced the results of AmBev's tender offer for Quinsa shares. AmBev has accepted for purchase the 3 136 001 Class A and 8 239 536 Class B shares (including 7 236 336 Class B shares held as ADSs) of Quinsa, representing 57% of the outstanding Class A shares and 94% of the outstanding Class B shares of Quinsa not owned by AmBev or its subsidiaries, that were validly tendered and not validly withdrawn. As a result, AmBev's voting interest in Quinsa is 99.56% and its economic interest 99.26%.

On 28 February 2008, InBev's board of directors announced that it proposed a series of measures designed to significantly enhance the company's capital structure. These proposed actions are consistent with and reinforce InBev's commitment to value creation, as a result of the company's margin expansion and strong cash flow generation. InBev's board proposes to pay a dividend of 2.44 euro per share, subject to shareholder approval. The current dividend policy allows for the payment of, on average, between 25% and 33% of the previous fiscal year's net profit. Going forward, the board will implement a more progressive dividend approach in which the 33% maximum payout is removed. In addition, the share buy-back program for up to 300 million euro of InBev shares, announced on 21 January 2008, has been concluded, with a total amount of 207 million euro purchased. On 28 February 2008, InBev initiated a new buy-back program of InBev shares for an amount up to 500 million euro, for a period of 12 months.

34. InBev companies

Listed below are the most important InBev companies. A complete list of the company's investments is available at InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium. The total number of companies consolidated (fully, proportional and equity method) is 302.

List of most important fully consolidated companies

Name and registered office	% of shareholding (Economic interest) as of December 2007
Argentina	
CERVECERIA Y MALTERIA QUILMES SAICA Y G - Av. Del Libertador 498, 26th floor - Buenos Aires	56.11
Belgium	
INBEV NV - GROTE MARKT 1 - 1000 - Brussel	Consolidating Company
BRASSERIE DE L'ABBAYE DE LEFFE S.A. - Place de l'Abbaye 1 - 5500 - Dinant	98.52
BROUWERIJ VAN HOEGAARDEN NV - Stoopkensstraat 46 - 3320 - Hoegaarden	99.98
COBREW NV - Brouwerijplein 1 - 3000 - Leuven	99.99
INBEV BELGIUM NV - Industrielaan 21 - 1070 - Brussel	99.98
Bolivia	
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 and Chuquisaca street - La Paz	56.11
Brazil	
CIA DE BEBIDAS DAS AMERICAS - AMBEV BRASIL - Rua Dr. Renato Paes de Barros, 1017, 4° Andar (parte), cj. 44 e 42 - Itaim Bibi, São Paulo	61.01
Bulgaria	
KAMENITZA AD - Kapitan Raitcho Street 95 - Plovdiv	85.12
Canada	
LABATT BREWING COMPANY LIMITED - 207 Queens's Quay West, Suite 299 - M5J 1A7 - Toronto	61.01
Chile	
CERVECERIA CHILE S.A. - Av. Presidente Eduado Frei Montalva 9600 - Quilicura	56.11
China	
INBEV SEDRIN BREWERY CO LTD - No. 660, Gongye Road - Putian Hanjiang District, Fujiang	99.99
INBEV JINLONGQUAN (XIAOGAN) BREWERY CO LTD - No. 198 Chengzhan Street - Xiaogan	59.99
INBEV (ZHOUSHAN) BREWERY CO LTD - No.1 Zizhulin Road, Dinghai District - Zhou Shan	99.98
INBEV BAISHA (HUNAN) BREWERY CO LTD - No. 304 Shao Shan Zhong Lu - Changsha	99.98
INBEV JINLONGQUAN (HUBEI) BREWERY CO LTD - No.89 Jin Long Quan Avenue - Jing Men City - Hubei	59.99
INBEV KK (NINGBO) BREWERY CO LTD - Yin Jiang Town, Yin Zhou district - Ningbo - Zhejiang	99.98
INBEV SHILIANG (ZHEJIANG) BREWERY CO LTD. - 159, Qi Xia Dong Road - Cheng Guan, Tiantai County	69.99
INBEV ZHEDONG (ZHEHIANG) BREWERY CO. LTD - Yin Jiang Town, Yin Zhou district - Ningbo - Zhejiang	99.98
INBEV DOUBLE DEER GROUP CO LTD - 234 Wu Tian Street - Wenzhou	54.99
NANJING INBEV JINLING BREWERY CO LTD - Qi Li Bridge - Pu Kou District	99.98
Croatia	
ZAGREBACKA PIVOVARA D.D. - Ilica 224 - 10000 - Zagreb	71.91
Czech Republic	
INBEV S.R.O. - Nadrazni 84 - CZ - 150 54 - Praha 5	99.56
PIVOVARY STAROPRAMEN A.S. - Nadrazni 84 - CZ - 150 54 - Praha 5	99.56
Dominican Republic	
EMBODOM - EMBOTELLADORA DOMENICANA CXA - Av. San Martin, 279 - Apartado Postal 723 - Santo Domingo	40.14
Ecuador	
COMPANIA CERVECERIA AMBEV ECUADOR - Km 14.5 - Via Daule, Av. Las Iguanas - Guayaquil	61.01
France	
INBEV FRANCE S.A. - Avenue Pierre Brosselette 14 BP 9 - 59280 - Armentières Cédex	99.98

Germany

BRAUEREI BECK GMBH & CO. KG - Am Deich 18/19 - 28199 - Bremen	99.98
BRAUEREI DIEBELS GMBH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 - Issum	99.98
BRAUERGILDE HANNOVER AG - Hildesheimer Strasse 132 - 30173 - Hannover	99.98
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 - Wernigerode	99.98
INBEV GERMANY HOLDING GmbH - Am Deich 18/19 - 28199 - Bremen	99.98
HAACKE-BECK BRAUEREI GmbH & CO. KG - Am Deich 18/19 - 28199 - Bremen	99.92
SPATEN - FRANZISKANER - BRÄU GmbH - Marsstrasse 46 + 48 - 80335 - München	99.98

Grand Duchy of Luxemburg

BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 - Diekirch	95.54

Guatemala

INDUSTRIAS DEL ATLANTICO - 43 Calle 1-10 CLzd.Aguilar Batres Zona 12, Edificio Mariposa, nivel 4 - 01012 - Zacapa	30.50

Hungary

BORSODI SORGYAR Rt. - Rackoczi UT 81 - 3574 - Bôcs	98.62

Montenegro

INDUSTRIJA PIVA I SOKOVA "TREBJESA" A.D. - Njegoseva 18 - 81400 - Niksic	72.69

Paraguay

CERVECERIA PARAGUAY S.A. - Ruta Villeta KM 30 - Ypané	56.11

Peru

COMPANIA CERVECERA AMBEV PERU SAC - Av. Republica de Panama, 3659 San Isidro - Lima 41 - Lima	42.71

Romania

INBEV ROMANIA SA - B-dul Dimitrie Pompei nr 9-9A, cladirea 20, et.1, 020335 - Sector 2 - Bucharest	99.94

Russia

OAO SUN INBEV - 28 Moscovskaya Street, Moscow region - 141600 - Klin	99.77

Serbia

APATINSKA PIVARA APATIN - Trg Oslobodjenja 5 - CS-25260 - Apatin	98.99

South Korea

ORIENTAL BREWERY CO. LTD - Hanwon Bldg, #1449-12, Seocho Dong Seocho-Ku - 137-866 - Seoul	99.99

The Netherlands

INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA - Breda	99.99
INBEV NEDERLAND N.V. - Ceresstraat 1 - 4811 CA - Breda	99.99

USA

INBEV USA - 101 Merritt 7, P-O Box 5075 - CT 06856-5075 - Norwalk	99.99

Ukraine

CJSC CHERNIHIV BEER ENTERPRISE "DESNA" - 20 Instrumentalnaya Street - 14037 - Chernigiv	99.77
JSC "MYKOLAIV" BREWERY "YANTAR" - 320 Yantarna Street - 54050 - Mykolaiv	99.77
OJSC BREWERY ROGAN - 161 Roganskaya str. - 61172 - Kharkiv	99.77

United Kingdom

BASS BEERS WORLDWIDE LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	99.98
INBEV UK LTD - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	99.98

Uruguay

CERVECERIA Y MALTERIA PAYSSANDU S.A. - Rambla Baltasar Brum, 2933 - 11800 - Payssandu	56.11

Venezuela

C. A. CERVECERIA NACIONAL - Av. Principal Boleita Norte, Edif. Draza, Piso 2 - Caracas	31.09

Information to our shareholders

Earnings, dividends, share and share price

Euro per share unless stated otherwise	2007	2006	2005	2004	2003
Cash flow from operating activities	6.66	5.41	4.01	2.40	2.66
Normalized earnings per share before goodwill	3.05	2.50	1.71	1.69	1.45
Dividend	2.44	0.72	0.48	0.39	0.36
Share price high	69.0	49.9	37.5	29.1	23.2
Share price low	47.7	35.0	24.6	20.3	15.0
Year-end share price	57.0	49.9	36.8	28.5	21.2
Weighted average number of ordinary shares (million shares)	610	608	600	480	432
Diluted weighted average number of ordinary shares (million shares)	613	613	603	483	434
Volume of shares traded (million shares)	283	220	213	147	124

InBev share price evolution compared to Dow Jones euro Stoxx 50



euro
75
50
25
0
Dec. 2000
Jun. 2001
Dec. 2001
Jun. 2002
Dec. 2002
Jun. 2003
Dec. 2003
Jun. 2004
Dec. 2004
Jun. 2005
Dec. 2005
Jun. 2006
Dec. 2006
Jun. 2007
Dec. 2007
InBev
DJ euro Stoxx 50

Shareholders

Report according to article 14 of the Law of 02 May 2007 - Shareholders' structure of InBev

The most recent notification of major shareholdings as per 06 June 2007, indicates that seven organizations acting in concert hold 400 384 307 ordinary shares of the company as shown below.

		% of voting rights attached to equity instruments[1]
Stichting InBev, Stichting Administratiekantoor under Dutch law		
Number of shares	321 712 000	52.30%
Number of subscription rights	-	-
	321 712 000	**51.89%**
Fonds InBev-Baillet Latour SPRL with a social purpose under Belgian law		
Number of shares	3 370 800	0.55%
Number of subscription rights	-	-
	3 370 800	**0.54%**
Fonds President Verhelst SPRL with a social purpose under Belgian law		
Number of shares	4 494 000	0.73%
Number of subscription rights	-	-
	4 494 000	**0.72%**
Eugénie Patri Sébastien (EPS) SA under Luxembourg law affiliated to Stichting InBev that it jointly controls with BRC Sàrl under Luxembourg law		
Number of shares	50 850 020	8.27%
Number of subscription rights	-	-
	50 850 020	**8.20%**
Rayvax Société d'Investissements SA under Belgian law		
Number of shares	16 484 000	2.68%
Number of subscription rights	-	-
	16 484 000	**2.66%**
Sébastien Holding SA under Belgian law, affiliated to Rayvax Société d'Investissements, its parent company		
Number of shares	302 990	0.05%
Number of subscription rights	-	-
	302 990	**0.05%**
BRC Sàrl under Luxembourg law affiliated to Stichting InBev that it jointly controls with EPS SA under Luxembourg law		
Number of shares	3 170 497	0.51%
Number of subscription rights	-	-
	3 170 497	**0.51%**
Total		
Number of shares	400 384 307	65.09%
Number of subscription rights	-	-
	400 384 307	**64.57%**

Shareholders' arrangements

In connection with the combination of InBev with AmBev, BRC, EPS (a company which groups a large share of the interests of the Belgian families who founded InBev), Rayvax Société d'Investissements (a company holding some of the interests in InBev of one of the InBev founding families), and the Stichting InBev entered on 2 March 2004 into a shareholders' agreement (the "InBev shareholders' agreement"). The InBev shareholders' agreement provides for BRC and EPS to hold their interests in InBev through the Stichting InBev (except for approximately 93 million InBev shares, that will be held by individuals or through EPS or other entities outside the Stichting InBev), and addresses, among other things, certain matters relating to the governance and management of the Stichting InBev and InBev as well as the transfers of interests in InBev. BRC holds 141 712 000 class B Stichting InBev certificates (representing 141 712 000 InBev shares), and EPS holds at least 180 000 000 class A Stichting InBev certificates (representing 180 000 000 InBev shares).

1 Based on the number of shares, resp. subscription rights outstanding on 31 December, 2007 (615 043 509, resp. 4 875 839).

Pursuant to the terms of the InBev shareholders' agreement, BRC and EPS will jointly and equally exercise control over the Stichting InBev and the InBev shares held by the Stichting InBev. Among other things, BRC and EPS have agreed that the Stichting InBev will be managed by an 8-member board of directors and that they each will have the right to appoint 4 directors to the Stichting InBev board. At least 7 of the 8 Stichting InBev directors must be present in order to constitute a quorum, and any action to be taken by the Stichting InBev board will, subject to certain qualified majority conditions, require the approval of a majority of the directors present, including at least 2 directors appointed by BRC and 2 appointed by EPS. Subject to certain exceptions, all decisions of the Stichting InBev with respect to the InBev Shares it will hold, including how the Stichting InBev's Shares will be voted at all general and extraordinary shareholder meetings of InBev, will be made by the Stichting InBev board.

The InBev shareholders' agreement will require the Stichting InBev's board to meet prior to each shareholder meeting of InBev to determine how the Stichting InBev's InBev Shares will be voted.

The InBev shareholders' agreement provides for restrictions on the ability of BRC and EPS to transfer their Stichting InBev certificates (and consequently their InBev shares held through the Stichting InBev). EPS has agreed that it will at all times hold, directly or indirectly, no less than 180 000 000 Stichting InBev certificates (relating to 180 000 000 InBev shares), and BRC has agreed that it will at all times hold, directly or indirectly, no less than 141 712 000 Stichting InBev certificates (relating to 141 712 000 InBev shares). In addition, the InBev shareholders' agreement requires EPS and its permitted transferees under the InBev shareholders' agreement whose InBev Shares are not held through the Stichting InBev to vote their InBev Shares in the same manner as the InBev Shares held by the Stichting InBev and to effect any transfers of their InBev Shares in an orderly manner of disposition that does not disrupt the market for the InBev Shares and in accordance with any conditions established by InBev to ensure such orderly disposition. In addition, under the InBev shareholders' agreement, EPS and BRC agree not to acquire any shares of capital stock of AmBev, subject to limited exceptions.

The InBev shareholders' agreement will remain in effect for an initial term of 20 years from the date of the closing. Thereafter, it will be automatically renewed for successive renewal terms of 10 years each unless, not later than two years prior to the expiration of the initial or any renewal term, either BRC or EPS notifies the other of its intention to terminate the agreement.

On the other hand, Stichting InBev has entered into voting agreements with Fonds InBev-Baillet Latour and Fonds Verhelst. These agreements provide for consultations between the three bodies before any shareholders' meeting to decide how they will exercise the voting rights attached to the shares they hold.

Report according to article 34 of the Royal Decree of 14 November 2007 – Defensive structures

According to article 34 of the Royal Decree of 14 November 2007, InBev hereby discloses the following defensive structures and mechanisms:

1. Shareholders' agreements: Please refer to the section on the Shareholders' structure and arrangements.

2. The board of directors of InBev is expressly authorized, in case of public take-over bids on securities of the company, to increase the capital, under the conditions set out in Article 607 of the Companies Code. This authorization is granted for a period of 3 years as from the 24th of April 2007 and can be renewed. If the board of directors decides upon an increase of authorized capital pursuant to this authorization, this increase will be deducted from the remaining part of the authorized capital (3% of the outstanding capital on 26th of April 2005).

3. By resolution of the Extraordinary Shareholders' Meeting of the 26th of April 2005, the board of directors was authorized - subject to compliance with the provisions of Articles 620 ff. of the Companies Code - to purchase the company's own shares for the company's account where such acquisition is necessary to avoid serious and imminent harm to the company. Such authority is valid for three 3 years and can be renewed.

4. InBev is a party to the following significant agreements which take effect, alter or terminate upon a change of control of the company following a takeover bid:

    - InBev is a party to an Import Agreement, dated November 30, 2006, as amended (the "Import Agreement"), with Anheuser-Busch, Incorporated ("Anheuser-Busch") pursuant to which certain of InBev's European brands are imported and distributed in the United States. The terms of the Import Agreement permit either party to terminate the agreement without penalty upon (i) a change in control with respect to the other party, or (ii) that other party becoming or acquiring an affiliate of certain industry competitors or their successors (collectively, a "Change in Control"). If, upon a Change in Control at InBev, Anheuser-Busch exercises its termination right under the Import Agreement, Anheuser-Busch has agreed to enter into a transitional services agreement with InBev."

- Since 1999, InBev has issued on a regular basis, warrants under its long-term incentive program for the benefit of its executives and, accessorily, its board members (the "LTI"). Pursuant to the terms and conditions of the LTI, in the event of a modification, as a result of a public bid or otherwise, of the (direct or indirect) control (as defined under Belgian law) exercised over InBev, the holders of warrants shall have the right to exercise them within one month of the date of change of control, irrespective of exercise periods/limitations provided by the plan. Subscription rights not exercised within such time period shall again be fully governed by the normal exercise periods/limitations provided by the plan.

Information on the auditors' assignments and related fees

Our statutory auditor is KPMG, represented by Jos Briers, engagement partner.

Base fees for auditing the annual financial statements of InBev and its subsidiaries are determined by the general meeting of shareholders after review and approval by the company's audit committee and board of directors. Worldwide audit and other fees for 2007 in relation to services provided by KPMG amounted to 5 762k euro (2006: 4 827k euro), which was composed of audit services for the annual financial statements of 5 142k euro (2006: 4 132k euro), tax services of 368k euro (2006: 345k euro) and other services of 252k euro (2006: 350k euro).

Financial calendar

Publication of 2007 results	28 February 2008
Annual report 2007 available on www.InBev.com	28 February 2008
General shareholders meeting	29 April 2008
Dividend payable	30 April 2008
Publication of first quarter results	8 May 2008
Publication of half year results	14 August 2008
Publication of third quarter results	6 November 2008
Publication of 2008 results	26 February 2009

Investor relations contact

Philip Ludwig
VP Investor Relations
Brouwerijplein 1
3000 Leuven
Belgium
Tel: +32 16 27 62 43
E-mail: Philip.Ludwig@InBev.com

Excerpt from the InBev NV separate (non-consolidated) financial statements prepared in accordance with Belgian GAAP

The following information is extracted from the separate Belgian GAAP financial statements of InBev NV. These separate financial statements, together with the management report of the board of directors to the general assembly of shareholders as well as the auditors' report, will be filed with the National Bank of Belgium within the legally foreseen time limits. These documents are also available on request from: InBev NV, Brouwerijplein 1, 3000 Leuven.

It should be noted that only the consolidated financial statements as set forth above present a true and fair view of the financial position and performance of the InBev group.

Since InBev NV is essentially a holding company, which recognizes its investments at cost in its non-consolidated financial statements, these separate financial statements present no more than a limited view of the financial position of InBev NV. For this reason, the board of directors deemed it appropriate to publish only an abbreviated version of the non-consolidated balance sheet and income statement prepared in accordance with Belgian GAAP as at and for the year ended 31 December 2007.

The statutory auditor's report is unqualified and certifies that the non-consolidated financial statements of InBev NV prepared in accordance with Belgian GAAP for the year ended 31 December 2007 give a true and fair view of the financial position and results of InBev NV in accordance with all legal and regulatory dispositions.

Abbreviated non-consolidated balance sheet

Million euro	2007	2006
Assets		
Non-current assets		
Intangible assets	49	35
Property, plant and equipment	80	59
Financial assets	9 732	8 532
	9 861	**8 626**
Current assets	**2 309**	**1 788**
Total assets	**12 170**	**10 414**
Equity and liabilities		
Equity		
Issued capital	474	473
Share premium	7 450	7 412
Legal reserve	47	47
Reserves not available for distribution	521	39
Reserves available for distribution	-	226
Profit carried forward	987	589
	9 479	**8 786**
Provisions and deferred taxes	**37**	**56**
Non-current liabilities	**726**	**749**
Current liabilities	**1 928**	**823**
Total equity and liabilities	**12 170**	**10 414**

Abbreviated non-consolidated income statement

Million euro	2007	2006
Operating income	270	265
Operating expenses	(382)	(349)
Operating result	**(112)**	**(84)**
Financial result	2 232	569
Extraordinary result	4	6
Result for the year available for appropriation	**2 124**	**491**

Glossary

Aggregated weighted nominal tax rate
Calculated by applying the statutory tax rate of each country on the profit before tax of each entity and by dividing the resulting tax charge by the total profit before tax of the company.

Debt equity ratio
Net debt divided by equity attributable to equity holders of InBev.

Diluted EPS
Profit attributable to equity holders of InBev divided by the fully diluted weighted average number of ordinary shares.

Diluted weighted average number of ordinary shares
Weighted average number of ordinary shares, adjusted by the effect of share options on issue.

EBIT
Profit from operations.

EBITDA
Profit from operations plus depreciation and amortization.

EPS
Profit attributable to equity holders of InBev divided by the weighted average number of ordinary shares.

Invested capital
Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes.

Marketing expenses
Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research.

Net capex
Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

Net debt
Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash.

Non-recurring items
Items of income or expense which do not occur regularly as part of the normal activities of the company.

Normalized
The term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before non-recurring items. Non-recurring items are items of income or expense which do not occur regularly as part of the normal activities of the company and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company's performance.

Normalized diluted EPS
Diluted EPS adjusted for non-recurring items.

Normalized EBIT
Profit from operations adjusted for non-recurring items.

Normalized EBITDA
Profit from operations adjusted for non-recurring items, plus depreciation and amortization.

Normalized EPS
EPS adjusted for non-recurring items.

Normalized profit
Profit adjusted for non-recurring items.

Normalized profit from operations
Profit from operations adjusted for non-recurring items.

Pay out ratio
Gross dividend per share multiplied by the number of outstanding ordinary shares at year-end, divided by profit attributable to equity holders of InBev.

Revenue
Gross revenue less excise taxes and discounts.

Sales expenses
Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force.

Scope
Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start up or termination of activities, or the transfer of activities between segments.

Weighted average number of ordinary shares
Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor.

Working capital
Includes inventories, trade and other receivables and trade and other payables, both current and non-current.

Corporate Governance

Corporate Governance

Fostering ethical conduct

The Board encourages management to promote and maintain an ethical culture. This fosters responsible business conduct by all employees.

InBev's Code of Business Conduct sets out the ethical standards to which all employees are expected to adhere. It requires employees to comply with all laws, to disclose any relevant conflicts of interests, to act at all times in the best interests of the group and to conduct all their dealings in an honest and ethical manner. The Code also covers the confidentiality of information, limits on the acceptance of gifts or entertainment, and the appropriate use of InBev property.

In line with this commitment to integrity, InBev has implemented a whistle-blowing scheme that provides employees with simple and secure ways to confidentially, and if so desired, also anonymously, report activities in violation of the Code of Conduct within the framework of a clear whistle-blowing policy and applicable legislation.

Demonstrating InBev's commitment to shareholder communication

InBev is committed to creating value for its shareholders. InBev encourages its shareholders to take an active interest in the company. In support of this objective, InBev provides quality information, in a timely fashion, through a variety of communication tools. These include Annual Reports, the Global Citizenship Report, financial results announcements, briefings, and a section on InBev.com which is dedicated to investors.

InBev recognizes that high-quality disclosure builds trust and confidence with shareholders and the public in general. InBev adopted a Disclosure Manual to demonstrate its commitment to best practices in transparency. This manual is designed to ensure that there is full, consistent and timely disclosure of company activities.

Upholding shareholder rights

Prior to the annual shareholders' meeting, shareholders are invited to submit any questions they have for the Chairman or the CEO for discussion during the meeting.

The agenda for the shareholders' meeting and all related documents are also posted on the InBev website at least 24 days in advance of any shareholders' meeting. Shareholders have the right to vote on various resolutions related to company matters. If they are unable to attend a meeting, they can submit their votes by mail or appoint a proxy. Minutes of the meetings and results of the votes are posted on InBev.com immediately after the meeting.

Preventing the abuse of inside information

InBev's Code of Dealing is applicable to all employees and Directors of the group. The Code aims to prevent the abuse of inside information, especially leading up to an announcement of financial results; or leading up to price-sensitive events or decisions.

The Code prohibits dealing in any shares during a closed period, i.e., a period of 15 days preceding any results announcement of the company. In addition, before dealing in any shares of the company, Directors and Executives must obtain clearance from a Clearance Committee and report back to the Committee once the transaction has taken place.

Compliance with the Code is reinforced and monitored through the InBev Compliance Program.

In accordance with the Belgian regulation on the prevention of market abuse, InBev establishes lists of insiders. In addition, members of the Executive Board of Management and of the Board of Directors notify all their trades to the Banking, Finance & Insurance Commission, which publishes these notifications on its website.

1. The Belgian Corporate Governance Code

As a company incorporated under Belgian law and listed on Euronext Brussels, InBev adheres to the principles and provisions of the Belgian Corporate Governance Code, published in December 2004.

The majority of the Code is reflected in InBev's Corporate Governance rules. The complete set of these Corporate Governance rules is posted on www.InBev.com/corporategovernance under the Corporate Governance Statement. The rules are regularly updated.

In order to reflect InBev's specific shareholding structure and the global nature of its operations, the Board of Directors has adopted the following rules:

Principle 5.3./1 (Appendix D) of the Belgian Code: "The Board should set up a nomination committee composed of a majority of independent non-executive Directors": The Board of Directors appoints the chairman and members of the Compensation and Nominating Committee from among the Directors, including at least one member from among the independent Directors. As the Committee is composed exclusively of non-executive Directors who are independent of management and free from any business relationship which could materially interfere with the exercise of their independent judgment, the Board considers that the composition of this Committee achieves the Code's aim of avoiding potential conflicts of interest.

Principle 7.4. of the Belgian Code: "Non-executive Directors should not be entitled to performance-related remuneration such as bonuses, stock-related, long-term incentive schemes, fringe benefits or pension benefits": The remuneration of the Board members is composed of a fixed fee and a limited, pre-determined number of options, which ensures the independence of the Board members as well as aligning the Directors' interests with those of the shareholders. The Board of Directors considers it very unlikely that the granting of options could affect their judgement as Board members. As a consequence, the Board considers InBev's principles of remuneration compatible with the recommendations of the Belgian Code on Corporate Governance.

Finally, it should be noted that options may only be granted upon the recommendation of the Compensation and Nominating Committee. Any such recommendation must be subsequently approved by the Board and the shareholders in a general meeting.

Principle 8.9. of the Belgian Code: "The level of shareholding for the submission of proposals by a shareholder to the general shareholders' meeting should not exceed 5% of the share capital": As provided for by the Belgian Companies Code, shareholders representing one-fifth of InBev's capital may ask the Board to convene a shareholders' meeting and table resolutions. The Board believes that InBev's Corporate Governance framework ensures equitable treatment of all shareholders, including minority and foreign shareholders. InBev encourages participation at shareholders' meetings and promotes proxy voting and voting by mail. Time is always allocated for questions during the shareholders' meetings and shareholders are invited to send the company written questions in advance of the meeting. In addition, InBev is committed to maintaining a strong line of communication with its shareholders at all times. It is especially respectful of the rights of its minority shareholders. The Board does not believe that lowering the shareholder requirement to table resolutions at a shareholders' meeting, would substantially contribute to achieving this aim.

2. The Board of Directors

Structure

The InBev Board of Directors currently consists of twelve members, all of whom are non-executives. The roles and responsibilities of the Board, its composition, structure and organization are described in detail in InBev's Corporate Governance Statement. This Statement includes the criteria for independence, which applies to independent Directors.

At the annual meeting held on 24 April 2007, the shareholders acknowledged the end of the mandate as director of Mr. Philippe de Spoelberch. Mr. Grégoire de Spoelberch was appointed as a new Board member for a period of three years, succeeding Mr. Philippe de Spoelberch.

At the same meeting, the shareholders also renewed the mandate as director of Mr. Marcel Herrmann Telles, Mr. Jorge Paulo Lemann, Mr. Carlos Alberto da Veiga Sicupira, Mr. Roberto Moses Thompson Motta, Mr. Alexandre Van Damme and of the independent directors, Mr. Jean-Luc Dehaene and Mr. Mark Winkelman, for a period of three years.

Directors			Term started	Term expires
Allan Chapin	°1941, American	Non-Executive Director, nominated by the of holders class A Stichting InBev certificates	1994	2008[1]
Carlos Alberto da Veiga Sicupira	°1948, Brazilian	Non-Executive Director, nominated by the holders of class B Stichting InBev certificates	2004	2010
Jean-Luc Dehaene	°1940, Belgian	Non-Executive Independent Director	2001	2010
Arnoud de Pret Roose de Calesberg	°1944, Belgian	Non-Executive Director, nominated by the holders of class A Stichting InBev certificates	1990	2008[1]
Grégoire de Spoelberch	°1966, Belgian	Non-Executive Director, nominated by the holders of class A Stichting InBev certificates	2007	2010
Peter Harf	°1946, German	Non-Executive Independent Director, Chairman of the Board	2002	2008[1]
Jorge Paulo Lemann	°1939, Brazilian	Non-Executive Director, nominated by the holders of class B Stichting InBev certificates	2004	2010
Roberto Moses Thompson Motta	°1957, Brazilian	Non-Executive Director, nominated by the holders of class B Stichting InBev certificates	2004	2010
Kees J. Storm	°1942, Dutch	Non-Executive Independent Director	2002	2008[1]
Marcel Herrmann Telles	°1950, Brazilian	Non-Executive Director, nominated by the holders of class B Stichting InBev certificates	2004	2010
Alexandre Van Damme	°1962, Belgian	Non-Executive Director, nominated by the holders of class A Stichting InBev certificates	1992	2010
Mark Winkelman	°1946, Dutch	Non-Executive Independent Director	2004	2010

1 Mandate renewable on 29 April 2008.

	Audit Committee	Compensation and Nominating Committee	Finance Committee	Convergence Committee
Allan Chapin			Member	
Carlos Alberto da Veiga Sicupira		Member		
Jean-Luc Dehaene	Member			
Arnoud de Pret Roose de Calesberg	Member		Chairman	
Grégoire de Spoelberch		Member		
Peter Harf	Member	Member		Member
Jorge Paulo Lemann			Member	
Roberto Moses Thompson Motta			Member	
Kees J. Storm	Chairman			
Marcel Herrmann Telles		Chairman		Chairman
Alexandre Van Damme		Member		
Mark Winkelman			Member	
Carlos Brito (CEO)				Member

Functioning

In 2007, the Board held 10 meetings. Several of these meetings, by design, were held in the Zones in which InBev has operations. On these occasions, the Board was provided with a comprehensive briefing of the Zone or relevant market. These briefings included an overview of performance, key challenges facing the market, and the steps being taken to address the challenges. Several of these visits also provided the Board with the opportunity to meet with employees and customers.

Major Board agenda items in 2007 included the long-range plan; achievement of targets; sales figures and brand health; reporting and budget; consolidated results; strategic direction; culture and people, including succession planning; new and ongoing investment; as well as discussions and analysis of acquisitions and governance.

The average attendance rate at Board meetings in 2007 was 98%. The Board is assisted by four Committees: the Audit Committee, the Finance Committee, the Convergence Committee and the Compensation and Nominating Committee.

In 2007, the Audit Committee met 7 times. During its meetings, the Committee reviewed the financial statements of InBev, the annual, half yearly as well as quarterly statements. The Committee also considered significant issues arising from internal audits conducted by the group's Internal Audit department and the implementation of InBev's Compliance Program. InBev's subsidiaries' obligations under Sarbanes Oxley and material litigation and results announcements were some of the other important topics on the agenda of the Committee. The average attendance rate at the Committee meetings was 86%.

The Finance Committee met 4 times in 2007. Committee discussions included the budget, the debt profile and capital structure of the group, the share buy back program, the tax planning and the disclosure policy of InBev. The average attendance rate at the Committee meetings was 100%.

The Compensation and Nominating Committee met 6 times in 2007 and, in accordance with its charter, the Committee discussed target setting, management bonuses, contracts with the members of the Executive Board of Management, the rules for internal promotion to senior executive functions and succession planning for key executive functions. The average attendance rate at the Committee meetings was 100%.

Finally, the Convergence Committee met 7 times in 2007. This Committee was created at the announcement of the combination with AmBev in March 2004. The Committee reviews the progress on implementation of InBev's key operational initiatives. The Committee is currently composed of Marcel Herrmann Telles, Peter Harf, Carlos Brito and Stéfan Descheemaeker.

Certain transactions and other contractual relationships

There are no transactions or other contractual relationships to report between the company and its Board members that gave rise to conflicting interests as defined in the Belgian Company Code.

The company is prohibited from making loans to Directors, whether for the purpose of exercising options or for any other purpose.

3. Chief Executive Officer and Executive Board of Management

The Chief Executive Officer (CEO) is entrusted by the Board with responsibility for the day-to-day management of InBev. The CEO has direct operational responsibility for the entire company. The CEO leads an Executive Board of Management which comprises seven global functional heads and six zone presidents including the two Co-Chief Executive Officers of AmBev, who report to the Board of Directors of AmBev.

In June 2007, Steve Cahillane decided to step down as Chief Marketing Officer and was replaced by Chris Burggraeve. Chris Burggraeve joined InBev from the Coca-cola Company, where he has most recently been Group Marketing Director Europe. A Belgian citizen, he holds a degree in Applied Economics (International Business) from the Catholic University of Leuven, as well as a Masters in European Economics from the Centre Européen Universitaire in Nancy, France and a TRIUM Global MBA from the Stern Business School in New York.

Effective as of January 2008, Miguel Patricio will succeed Dirk Moens as Zone President Asia Pacific. Reflecting the importance of China in our global footprint, Dirk Moens is appointed Chairman InBev China in order to support building InBev's reputation in China, strengthening our relationships with joint venture partners, the government, regulators and other key stakeholders.

Bernardo Pinto Paiva, who joined AmBev in 1991 and held leadership positions in Sales, Supply, Distribution, and Finance, will succeed Miguel Patricio, as Zone President North America.

Effective as of January 2008, Stéfan Descheemaeker will take on new responsibilities as Chief Strategy Officer. The Chief Strategy Officer role will be a new position on the Executive Board of Management, ensuring renewed focus on long-term strategy.

Stéfan Descheemaeker will be succeeded as Zone President Western Europe by Alain Beyens, Zone President Central & Eastern Europe. Alain Beyens' successor will be Francisco Sá, who joined the company in 1998, and has since taken on progressively senior roles including Direct Distribution Manager, Regional Sales Director and, since 2005, VP Soft Drinks for Latin America North.

4. Remuneration Report 2007[1]

Board Remuneration

During the year 2007, Board members earned a fixed annual fee of 67 000 euro, based on attendance at ten Board meetings. The fee was supplemented with an amount of 1 500 euro for each additional Board meeting or Committee meeting. The Chairman's fee was double that of other Directors. The Chairman of the Audit Committee was granted a fee which is 30% higher than the fee of the other Directors.

InBev does not provide pensions, medical benefits or other benefit programs to Directors.

	Number of Board meetings attended	Annual fee for Board meetings	Fees for Committee meetings	Total fee	Number of share options granted in 2007[1]
Allan Chapin	10	67 000	6 000	73 000	9 000
Carlos Alberto da Veiga Sicupira	10	67 000	9 000	76 000	9 000
Jean-Luc Dehaene	9	67 000	7 500	74 500	9 000
Arnoud de Pret Roose de Calesberg	9	67 000	19 500	86 500	9 000
Grégoire de Spoelberch (as from 24 April 2007)	6	44 667	6 000	50 667	0
Peter Harf	10	134 000	30 000	164 000	18 000
Jorge Paulo Lemann	10	67 000	6 000	73 000	9 000
Roberto Moses Thompson Motta	10	67 000	6 000	73 000	9 000
Kees J. Storm	10	87 100	21 000	108 100	11 700
Marcel Herrmann Telles	10	67 000	27 000	94 000	9 000
Alexandre Van Damme	10	67 000	9 000	76 000	9 000
Mark Winkelman	10	67 000	6 000	73 000	9 000
All Directors as a group		**868 767**	**153 000**	**1 021 767**	**110 700**

The following table sets forth information regarding the number of share options granted to the Board as a group during the past 3 years.*

N° of subscription rights offered	Issuance date	Offer date	Exercise price in euro
140 459	26 April 05	2005	27.08
124 035	25 April 06	2006	38.70
119 700	24 April 07	2007	55.41

* Based on membership on the offer date.

1 All remuneration figures in this report are gross figures.

Executive Remuneration in 2007[2]

InBev's Executive remuneration policy, applicable since 2005, has been designed to help drive the high-performance culture at InBev. The goal is to deliver market-leading compensation, driven by both company and individual performance, and ensure alignment with shareholders' interests by encouraging Executive ownership of company shares. Focus is on annual and long-term variable pay, rather than on base salary.

The full Executive remuneration policy of InBev is disclosed in its Corporate Governance Statement which is available on the InBev website, www.InBev.com/corporategovernance.

Base salary
In 2007, the CEO earned a fixed salary of 0.85 million euro, while the other members of the Executive Board of Management earned an aggregate base salary of 3.5 million euro.

Annual incentive
For 2007, the CEO earned a bonus of 3.4 million euro, while the other members of the Executive Board of Management earned an aggregate bonus of 8.2 million euro. The bonus was based on the company performance in 2007 compared to the EBITDA growth, volume growth and cost savings targets set for the years 2005-2007 and the performance of the Executives compared to their individual targets. The bonus will be payable in or around April 2008.

In accordance with the new Executive remuneration policy of InBev, half of the bonus is settled in InBev shares to be held for three years, the shares being valued at their market price at the time of settlement. With respect to the other half of their bonus, Executives may elect to receive cash or to invest all or half of the remaining part of their bonus in shares to be held for 5 years. Such voluntary deferral leads to a free grant of matching options.

In total 438 385 shares and 946 359 matching options were granted to employees in 2007 according to the executive remuneration policy.

The following table sets forth information regarding the number of shares and matching options granted in 2007 (bonus 2006) to the CEO and the members of the Executive Board of Management. The options become exercisable after five years, subject to financial performance conditions to be met at the end of the third, fourth or fifth year following the granting.

	Shares acquired in 2007	Matching options granted in 2007	Offer date	Exercise price in euro
Carlos Brito - CEO	46 192	138 830	2 April 2007	53.73
Alain Beyens	11 748	0	-	-
Chris Burggraeve	0	0	-	-
Sabine Chalmers	12 859	47 013	2 April 2007	53.73
Stéfan Descheemaeker	6 456	0	-	-
Felipe Dutra	22 827	68 605	2 April 2007	53.73
Claudio Braz Ferro	4 932	14 787	2 April 2007	53.73
Claudio Garcia	17 257	51 866	2 April 2007	53.73
Dirk Moens	406	2 071	2 April 2007	53.73
Jo Van Biesbroeck	7 268	0	-	-

2 This report does not include figures and details for João Castro Neves, Zone President Latin America South, reporting to the Board of Directors of Quilmes Industrial (Quinsa) SA, nor for Miguel Patricio, Zone President North America and Luiz Fernando Edmond, Zone President Latin America North reporting to the Board of Directors of AmBev. Information on remuneration and additional benefits, such as share ownership plans, profit sharing plans and pension plans, for these Executives in 2007 is disclosed by Quilmes Industrial (Quinsa) and Companhia de Bebidas das Américas - AmBev.

Exchange of share-ownership program

The combination with AmBev provides a unique opportunity to share AmBev's best practices within the InBev group and therefore necessitates from time to time the transfer of certain members of AmBev's senior management to InBev. In order to encourage management mobility and ensure that the interests of these managers are fully aligned with InBev's interest, the Board approved a program that aims at facilitating the exchange by these managers of their AmBev shares into InBev shares. Under the program, the AmBev shares can be exchanged into InBev shares based on the average share price of both the AmBev and the InBev shares on the date the exchange is requested. A discount of 16.66% is granted in exchange for a 5 year lock-up period for the shares and provided that the manager remains in service during this period.

According to the program, the members of the Executive Board of Management exchanged 1 102 863 InBev shares.

Other compensation

We also provide Executives with life and medical insurance and perquisites and other benefits that are competitive with market practices. In addition, the CEO also enjoys the usual expatriate perquisites such as a housing allowance in accordance with local market practice.

Post-employment benefits

Executives also participate in InBev's pension plans in either Belgium or their home country. InBev operates a number of defined benefit and defined contribution plans in line with market practices.

Carlos Brito participates in a defined contribution plan. The annual contribution that is paid to his plan amounts to approximately 36 000 euro.

Employment agreements and termination arrangements

InBev appointed Carlos Brito to serve as the Chief Executive Officer starting as of March 1, 2006. Carlos Brito earns an annual base salary of 850 000 euro. As of 2006, he also participates in the regular Executive compensation programs of InBev. In the event of termination of his employment other than on the grounds of serious cause, Carlos Brito is entitled to a termination indemnity of 12 months of remuneration and, provided he is eligible for it, a pro-rated performance bonus for the year of termination.

Contacts

Registered office

InBev
Grand'Place 1
1000 Brussels
Belgium

Headquarters

InBev
Brouwerijplein 1
3000 Leuven
Belgium
Tel: +32 16 27 6111
Fax: +32 16 50 6111

North America

Canada

Labatt Breweries of Canada
207 Queen's Quay West
Suite 299
P.O. Box 133
M5J 1A7
Toronto, Ontario
Tel: +1 416 361 5050
Fax: +1 416 361 5200

Cuba

Cerveceria Bucanero
Calle 49 No 2817, esq a 49 A
Reparto Kohly, Playa
La Habana
Tel: +537 204 8557
Fax: +537 204 8586

USA

Labatt USA
Key Center
North Tower, Suite 900
50 Fountain Plaza
Buffalo N.Y. 14202
Tel: +1 716 604 1050
Fax: +1 716 604 1055

InBev International Inc.
One Busch Place
Building 4
Saint Louis
Missouri 63118
Tel: +1 314 577 7957
Fax: +1 314 577 1779

Latin America North

Companhia de Bebidas das Américas - AmBev
Corporate Park
Rua Dr. Renato Paes de Barros 1017, 4th floor
04530-001 São Paulo
Brazil
Tel: +55 11 2122 1200
Fax: +55 11 2122 1563

Latin America South

Cervecería y Malteria Quilmes
Av. 12 de Octubre y Gran Canaria
(B1878AAB) Quilmes
Provincia de Buenos Aires
Argentina
Tel: +54 11 4349 1700
Fax: +54 11 4349 1864

Western Europe

Belgium

InBev Belgium
Vaartkom 31
3000 Leuven
Tel: +32 16 27 7111
Fax: +32 16 50 7111

France

InBev France
14 Av. Pierre-Brossolette B.P. 9
59426 Armentières Cedex
Tel: +33 3 2048 3030
Fax: +33 3 2048 3197

Germany

InBev Deutschland
Am Deich 18/19
28199 Bremen
Tel: +49 421 5094 0
Fax: +49 421 5094 667

Italy

InBev Italia
Piazza Francesco Buffoni 3
21013 Gallarate (VA)
Tel: +39 0331 268414
Fax: +39 0331 268505

Luxemburg

Brasserie de Luxembourg Mousel-Diekirch
Rue de la Brasserie 1
9214 Diekirch
Tel: +352 80 2131-1
Fax: +352 80 3923

Republic of Ireland

InBev Ireland
Woodford Business Park
Turnapin Lane
Santry, Dublin 17
Tel: +35 31 833 7600
Fax: +35 31 833 7601

Spain

InBev Spain
Calle Fructuós Gelabert, 2-4 8°2a
08970 Sant Joan Despi
Barcelona
Tel: +34 93 480 8320
Fax: +34 93 477 1540

The Netherlands

InBev Nederland
Ceresstraat 1
Postbus 3212
4800 CA Breda
Tel: +31 76 525 2424
Fax: +31 76 525 2505

United Kingdom

InBev UK
Porter Tun House
500 Capability Green
LU1 3LS Luton
Tel: +44 1582 39 1166
Fax: +44 1582 39 7397

Central & Eastern Europe

Bulgaria

Kamenitza
1 Business Park Sofia
Building 3, 1st Floor, Office 103
Mladost 4
1766 Sofia
Tel: +359 29 74 03 84
Fax: +359 29 74 03 85

Croatia

Zagrebacka Pivovara
Ilica 224
10000 Zagreb
Tel: +385 1 39 00 199
Fax: +385 1 37 74 639

Czech Republic

Pivovary Staropramen
Nádražní 84
150 54 Praha 5
Tel: +420 257 191 111
Fax: +420 257 191 288

Hungary

Borsodi Sörgyár
Rákóczi u. 81
3574 Bőcs
Tel: +36 46 318 133
Fax: +36 46 318 129

Montenegro

Industrija piva i sokova Trebjesa
Njegoseva 18
81400 Niksic
Tel: +381 83 242 433 ext 270
Fax: +381 83 246 868

Romania

InBev Romania
B-dul Dimitrie Pompei nr. 9-9A
Cladirea 20, etja 1
cod 020335, Bucharest
Tel: +40 21 243 1100
Fax: +40 21 243 1001

Russia

SUN InBev
Ul. Krylatskaya, 17
Business Park 'Krylatsky Hills',
Building A
121614 Moscow
Tel: +7 495 960 23 60
Fax: +7 495 960 23 62

Serbia

Apatinska Pivara
Trg oslobodjenja 5
25260 Apatin
Tel: +381 25 783 111
Fax: +381 25 773 201

Slovakia

Staropramen - Slovakia
Trnavská cesta 82
820 12 Bratislava 2
Tel: +421 2 4911 0500
Fax: +421 2 4911 0550

Ukraine

SUN InBev Ukraine
87, Bozhenko Str.
Kiev 03150
Tel: +380 44 201 4000
Fax: +380 44 490 4009

Asia Pacific

Australia

InBev Market Development - Oceania Representative Office
(New office opening April 08)
Level 2, 201 Fitzroy Street
Melbourne
Victoria
Australia, 3182
Tel: +61 3 9534 8360
FAX: +61 3 9534 9151

China

InBev Management (Shanghai)
1115-1120
One Corporate Avenue
222 Hu Bin Road
Shanghai, 200021
Tel: +86 21 5382 7878
Fax: +86 21 5382 9670

Singapore

InBev Market Development - Asia Pacific Representative Office
408 North Bridge Road
#03-02
Lubritrade Building
Singapore 188725
Tel: +65 6738 1742
Fax: +65 6737 5975

South Korea

Oriental Brewery Company
Hanwon Building
#1449-12, Seocho-dong
Seocho-gu, Seoul 137-070
Tel: +82 2 2149 5006
Fax: +82 2 2149 5386

Registered trademarks

1. **The following brands are registered trademarks of InBev SA/NV or one of its affiliated companies:**

   Global brands:
   - Stella Artois and Beck's.

   Multi-country brands:
   - Brahma, Leffe, Staropramen and Hoegaarden.

   Local brands:
   - Alexander Keith's, Andes, Antarctica, Apatinsko Pivo, Astika, Bagbier, Bai Sha, Baltica, Bass, Baviera, Beck's Vier, Beck's Green Lemon, Beck's Chilled Orange, Beck's Gold, Becker, Belle-Vue, Bergenbier, Boddingtons, Bohemia, Boomerang, Borostyán, Borsodi Barna, Borodi Bivaly, Borsodi Polo, Borsodi Sör, Brahma Light, Brahma Ice, Branik, Burgasko, Cafri, Caracu, Cass, Cass Red, Chernigivske, Cintra, Concordia, Diebels Alt, Diebels Light, Diekirch, Dimix, Dommelsch, Double Deer, Ducal, Franziskaner, Guaraná Antarctica, Haake-Beck, Hasseröder, Hertog Jan, Iguana, Jelen Pivo, Jinling Yali, Jinlongquan, Jupiler, Kamenitza, Kelt, KK, Klinskoye, Klinskoye Freez, Kokanee, Kronenbier, La Bécasse, Labatt Blue, Labatt Blue Light, Labatt Ice, Labatt Sterling, Labatt Wildcat, Lakeport, Loburg, Löwenbräu, Lu Lansha, Malta Caracas, Meštan, Mousel, Nik Cool, Nik Gold, Niksicko Pivo, Niksicko Tamno, Noroc, Norte, Norteña, OB, Ostravar, Ouro Fino, Ozujsko, Paceña, Patricia, Pikur, Pilsen, Pleven, Polar, Premier, Quilmes, Quilmes Cristal, Red Rock, Shiliang, Rifey, Rogan, Santai, Sedrin, Serramalte, Sibirskaya Korona, Skol, Slavena, Spaten, St. Pauli Girl, Staropramen Granát, T, Taller, Taquiña, Tennent's, Tennent's Super, Tinkoff, Tolstiak, Velvet, Volzhanin, Vratislav, Yantar.

2. **The following brands are registered trademarks of our:**
   - joint-venture with Cerveceria Bucanero SA: Bucanero, Bucanero Malta, Cristal, Mayabe.
   - partnership with Zhujiang Beer Group Company: Zhujiang, Supra Beer, Zhujiang Fresh.

3. **The following brands are registered brands under license:**
   - Budweiser and Bud Light are registered trademarks of Anheuser-Busch, Incorporated.
   - Pepsi, H2OH!, Triple Kola are registered trademarks of PepsiCo, Incorporated.
   - 7UP is a registered trademark licensed by Seven Up International.
   - Castlemaine XXXX is a registered trademark of Castlemaine Perkins Pty Limited.
   - Murphy's is a registered trademark of Heineken Ireland Limited.

Responsible Editor
Marianne Amssoms

Project Management
Gwendoline Ornigg

Thanks to all our InBev colleagues who have helped make this report happen

Original English version written by
Rosie Stone

Design and Production
Walking Men
Noir Quadri

Print
Gam

U kan dit rapport in het Nederlands op onze website consulteren: www.InBev.com
Vous pouvez consulter ce rapport en français sur notre site web: www.InBev.com

InBev NV/SA
Brouwerijplein 1
B-3000 Leuven
Belgium
Tel: +32 16 27 61 11
Fax: +32 16 50 61 11

Register of Companies
0.417.497.106



more at www.InBev.com/annualreport2007

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

InBev to File Consent Solicitation Statement to Provide Anheuser-Busch Shareholders a Direct Voice in Proposed Combination at $65 per Share

InBev (Euronext: INB) announced that it will file later today a preliminary consent solicitation statement with the United States Securities and Exchange Commission seeking to remove each member of the board of directors of Anheuser-Busch Companies Inc. (NYSE: BUD) and provide Anheuser-Busch shareholders an opportunity to have a direct voice in the proposed combination with InBev.

The highly-qualified slate of directors proposed by InBev is composed of Marjorie L. Bowen, Adolphus A. Busch IV, G. Peter D'Aloia, Ronald W. Dollens, James E. Healey, John N. Lilly, Allan Z. Loren, Ernest Mario, Henry A. McKinnell, Paul M. Meister, William T. Vinson, Lawrence Keith Wimbush and Larry D. Yost.

On June 11, 2008, InBev announced a proposal for a friendly combination to create the world's leading beer company through an acquisition of all the outstanding common shares of Anheuser-Busch at $65 per share in cash, representing an immediate premium of 35% over the unaffected share price and a premium of 18% over the previous all-time high in October, 2002.

Carlos Brito, Chief Executive Officer of InBev, said:

"Our strong preference remains to enter into a constructive dialogue with Anheuser-Busch to achieve a friendly combination that comprehensively addresses the interests of all constituents. We believe our firm offer of $65 per share reflects the full and fair value of Anheuser-Busch and is a compelling proposal for shareholders. The proposal is backed by fully committed financing and provides immediate certainty of value in a weakened stock market environment.

"In comparison, the Anheuser-Busch newly formulated plan entails significant execution risks and does little to address the fundamental competitive challenges the company faces in an increasingly global industry, wherein a competitive brand portfolio, a

worldwide distribution network and economies of scale are key drivers of success. Our proposal seeks to deliver immediate value to Anheuser-Busch shareholders, while building a stronger, more competitive company to the benefit of all constituents, including consumers, employees, wholesalers, business partners and the communities we serve."

To date, Anheuser-Busch has been unwilling to engage with InBev in a dialogue to achieve a friendly combination. As such, InBev believes it is time to take action to ensure Anheuser-Busch shareholders are provided the opportunity to have a direct voice in the process and a say in the future direction of the company.

InBev's proposed slate is composed of experienced, distinguished business executives, including a number of former chief executive officers of leading US public companies across various sectors. They are committed to acting in the best interests of Anheuser-Busch shareholders and will take an independent view on the proposed combination.

On June 26, 2008, InBev filed suit in Delaware to confirm that Anheuser-Busch shareholders have the ability under Delaware law to remove without cause all thirteen members of the Anheuser-Busch Board. Under Anheuser-Busch's charter and Delaware law it is clear that the eight directors elected after 2006, who together constitute a majority of the Anheuser-Busch Board, are subject to removal and replacement without cause through the written consent procedure. The purpose of the filing is merely to confirm InBev's strong belief that the five directors elected in 2006 may also be removed and replaced through that same mechanism.

InBev will submit a request to the Anheuser-Busch Board to set a record date for the consent solicitation in due course. Anheuser-Busch is required to respond within 10 days of this request with a record date. For InBev's proposals in the consent solicitation to become effective, written consents would need to be properly completed by the holders of a majority of Anheuser-Busch shares outstanding as of the close of business on the record date.

All of InBev's proposed director nominees are unaffiliated with InBev, and, with the exception of Mr. Adolphus A. Busch IV, are independent of Anheuser-Busch for NYSE purposes. InBev's proposed slate of director nominees includes:

- **Marjorie L. Bowen**, a former managing director of Houlihan Lokey Howard & Zukin, an international investment bank, where she also served as a national director of the firm's fairness opinion practice.
- **Adolphus A. Busch IV**, the founder and chairman of the Great Rivers Habitat Alliance, a conservation organization founded in 2000. Mr. Busch is the great-grandson and namesake of the founder of Anheuser-Busch. He is the uncle of Mr. August A. Busch IV (the current president and chief executive officer of Anheuser-Busch) and the half-brother of August Busch III (the former chairman, president and chief executive officer and current director of Anheuser-Busch).
- **G. Peter D'Aloia**, the former senior vice president and chief financial officer of Trane Inc., formerly known as American Standard Companies Inc.
- **Ronald W. Dollens**, the former president and chief executive officer of Guidant Corporation, which merged with the Boston Scientific Corporation in 2006.
- **James E. Healey**, the former senior vice president and chief financial officer of Nabisco Group Holdings.
- **John N. Lilly**, the former chief executive officer of The Pillsbury Company.
- **Allan Z. Loren**, the former chairman and chief executive officer of Dun & Bradstreet Inc.
- **Ernest Mario**, the former chief executive officer of Glaxo Holdings plc.
- **Henry A. McKinnell**, the former chairman and chief executive officer of Pfizer, Inc.
- **Paul M. Meister**, the chief executive officer and co-founder of Liberty Lane Partners, LLC, a private investment firm and former executive vice president, vice chairman and chief financial officer of Fisher Scientific International, Inc.
- **William T. Vinson**, the former vice president and chief counsel of the Lockheed Martin Corporation.
- **Lawrence Keith Wimbush**, adjunct professor of law at Thomas Cooley Law School, former senior client partner and co-practice leader in the legal specialist group of Korn/Ferry International.
- **Larry D. Yost**, former chairman and chief executive officer of ArvinMeritor, Inc.

The complete terms of the solicitation are contained in the Consent Solicitation Statement dated July 7, 2008, which will be filed with the SEC later today. Anheuser-Busch stockholders may obtain copies of the Consent Solicitation Statement at the SEC's

website (www.sec.gov) once filed or by directing a request to Innisfree M&A at + 1(877) 750-9501 (toll-free) or if a bank or broker, collect at +1 (212) 750-5833.

Information for Consumers, Employees, Wholesalers, Business Partners and Communities is available at www.globalbeerleader.com or www.inbev.com.

Dutch and French versions of this press release will be posted on InBev.com

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

Steven Lipin/Nina Devlin
Brunswick Group
+1-212-333-3810

Rebecca Shelley/Laura Cummings
Brunswick Group
+44 20 7404 5959

This report contains certain forward-looking statements reflecting the current views of the management of InBev with respect to, among other things, the potential benefits of a transaction with Anheuser-Busch or the timing thereof, InBev's strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits. These statements involve risks and uncertainties. The ability of InBev to achieve these benefits, objectives and targets is dependent on many factors which are outside of management's control. In some cases, words such as "believe", "intend", "expect", "anticipate", "plan", "target", "will" and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect InBev's current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including whether the transaction receives the support of Anheuser-Busch. InBev cannot assure you that the future results, level of activity, performance or achievements of InBev will meet the expectations reflected in the forward-looking statements.

###

IMPORTANT INFORMATION

This communication is not a substitute for any solicitation statement and other related documents InBev S.A. ("InBev") would file with the Securities and Exchange Commission (the "SEC") if an agreement between InBev and Anheuser-Busch Companies, Inc. ("Anheuser-Busch") is reached or for any other documents which InBev may file with the SEC and send to Anheuser-Busch stockholders in connection with the proposed transaction between InBev and Anheuser-Busch or any consent solicitation of the stockholders of Anheuser-Busch.

INVESTORS AND SECURITY HOLDERS OF ANHEUSER-BUSCH ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION OR ANY CONSENT SOLICITATION OF THE STOCKHOLDERS OF ANHEUSER-BUSCH.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by InBev through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to InBev's proxy and/or consent solicitor, Innisfree M&A Incorporated at +1-(877)-750-9501.

InBev and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies and/or consents in respect of the proposed transaction or any consent solicitation of the stockholders of Anheuser-Busch. Information regarding InBev's directors and executive officers is available in its Annual Report for the year ended December 31, 2007, available at www.InBev.com/annualreport2007. Other information regarding the participants in a proxy and/or consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy and/or consent solicitation statement to be filed by InBev with the SEC.

Unofficial translation from the French/Dutch originals

!nBev

Limited Liability Company

Grand'Place 1
1000 Brussels

Register of Companies Nr 0.417.497.106

The Board of directors invites the shareholders to attend an annual and extraordinary shareholders meeting to be held on **Tuesday 29 April 2008** at **11.00 a.m**. at the Sodehotel, Auditoire Lindbergh, Avenue E. Mounier 5, 1200 Brussels (Belgium) to discuss the following agenda:

A. RESOLUTIONS WHICH CAN BE VALIDLY ADOPTED IRRESPECTIVE OF THE NUMBER OF SHAREHOLDERS ATTENDING THE MEETING IN PERSON OR BY PROXY, SUBJECT TO THE APPROVAL OF THE MAJORITY PLUS ONE OF THE VOTES CAST.

1. Management report by the Board of directors on the accounting year ending on 31 December 2007.

2. Report by the statutory auditor on the accounting year ending on 31 December 2007.

3. Communication of the consolidated annual accounts relating to the accounting year ending on 31 December 2007, as well as the management report by the board of directors and the report by the statutory auditor on the consolidated annual accounts.

4. Approval of the statutory annual accounts:

   Proposed resolution: approving the statutory annual accounts relating to the accounting year ending on 31 December 2007, including the following allocation of the result:

Profit of the accounting year:	+	2,124,097 thousand Euro	
Profit carried forward from the preceding accounting year:	+	587,718 thousand Euro	
Result to be allocated:	=	2,711,815 thousand Euro	
Deduction for the unavailable reserve:	-	255,993 thousand Euro	
Gross dividend for the shares (1):	-	1,469,103 thousand Euro	(2)

Balance of carried forward profit: = 986,719 thousand Euro (2)

(1) a gross dividend of 2.44 Euro per share is proposed, giving right to a dividend net of withholding tax of 1.83 Euro per ordinary share and of 2.074 Euro per VVPR share.

(2) this amount may fluctuate depending on the number of own shares held by InBev on the dividend payment date. The final amount will be communicated on the day of the shareholders' meeting.

5. Discharge to the directors:

Proposed resolution: granting discharge to the directors for the performance of their duties during the accounting year ending on 31 December 2007.

6. Discharge to the statutory auditor:

Proposed resolution: granting discharge to the statutory auditor for the performance of his duties during the accounting year ending on 31 December 2007.

7. Appointment of directors:

a. *Proposed resolution*: renewing the appointment as director of Mr. Arnoud de Pret, for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2010;

b. *Proposed resolution*: acknowledging the end of mandate as director of Mr. Allan Chapin and appointing as director Mr. Stéfan Descheemaeker, for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2010. Mr. Stéfan Descheemaeker is a Belgian citizen and holds a degree in Commercial Engineering from the Solvay Business School. He joined InBev in 1996 and held several executive management positions. Most recently he was appointed Chief Strategy Officer of InBev ;

c. *Proposed resolution*: renewing the appointment as independent director of Mr. Peter Harf, for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2010. Mr. Peter Harf complies with the functional, family and financial criteria of independence as provided for in the law. None of the criteria as enumerated in 1°, 2° and 3° of Article 524, § 4 of the Companies Code and which would otherwise prevent him from being independent, are applicable to him. Moreover, Mr. Peter Harf expressly stated and the Board is of the opinion that he does not have any relationship with a company which could compromise his independence;

d. *Proposed resolution:* renewing the appointment as independent director of Mr. Kees Storm, for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2010. Mr. Kees Storm complies with the functional, family and financial criteria of independence as provided for in the law. None of the criteria as enumerated in 1°, 2° and 3° of Article 524, § 4 of the Companies Code and which would otherwise prevent him from being independent, are applicable

to him. Moreover, Mr. Kees Storm expressly stated and the Board is of the opinion that he does not have any relationship with a company which could compromise his independence.

8. Approval of the amended executive remuneration policy of the company.

   Proposed resolution: approve the amended executive remuneration policy and executive financial incentive policy of the company, applicable as from 2008; this document can be reviewed in accordance with the terms detailed at the bottom of this notice.

B. RESOLUTIONS WHICH CAN BE VALIDLY ADOPTED IF THE SHAREHOLDERS ATTENDING THE MEETING, IN PERSON OR BY PROXY, REPRESENT AT LEAST HALF OF THE SHARE CAPITAL, SUBJECT TO THE APPROVAL BY 75% OF THE VOTES CAST.

9. Issuance of 150,000 subscription rights without preference rights and increase of the company's capital to the amount and to the extent of the exercise of the subscription rights

   a. Special report by the Board of directors with regard to the issuance by the company of subscription rights, pursuant to the provisions of Article 583 of the Companies Code.

   b. Special report by the Board of directors and report by the statutory auditor with regard to the cancellation of the preference rights in favour of specific persons, pursuant to the provisions of Articles 596 and 598 of the Companies Code.

   c. Cancellation of the preference rights with regard to the issuance of subscription rights:

      Proposed resolution: cancelling the preference rights with regard to the issuance of subscription rights in favour of all current directors of the company.

   d. Issuance of subscription rights and granting for free:

      Proposed resolution: approving the issuance of 150,000 subscription rights and determining the issuance and exercise conditions in accordance with the terms and conditions set forth in the special report of the Board of directors mentioned above under item a. The main provisions of these terms and conditions can be summarized as follows:

      Each subscription right confers the right to subscribe in cash to one new ordinary share of the company with the same rights (including dividend rights) as the existing shares of the company. The exercise price equals the average price of the InBev share on Euronext Brussels over the thirty calendar days preceding the issuance of the rights by the shareholders' meeting. The subscription rights have a term of five years as from their issuance and become exercisable as follows: a first third may be exercised

from 1 January 2010 to 28 April 2013, a second third may be exercised from 1 January 2011 to 28 April 2013 and the last third may be exercised from 1 January 2012 to 28 April 2013. At the end of the exercise period, the subscription rights that have not been exercised automatically become null and void. The subscription rights are granted for free to their recipients.

e. Conditional increase of the share capital:

Proposed resolution: increasing the share capital of the company, under the condition and to the extent of the exercise of the subscription rights, for a maximum amount equal to the number of subscription rights issued multiplied by the exercise price of the subscription rights and allocation of the share premium to an account not available for distribution.

f. Powers:

a. *Proposed resolution:* granting the power to the Compensation & Nominating Committee to determine the number of subscription rights which are offered to each of the directors.

b. *Proposed resolution*: granting the power to two directors acting jointly to have recorded in a deed the exercise of the subscription rights and the corresponding increase of the share capital, the number of new shares issued, the alteration of the bylaws as a consequence thereof, the share premiums and the allocation of these premiums to an account not available for distribution, as well as to co-ordinate the text of the by-laws and to file such co-ordinated text with the office of the clerk of the Commercial Court of Brussels.

10. Law of 14 December 2005 relating to the abolition of bearer securities – Amendments of various provisions of the by-laws.

a. Amendment of Article 5 of the by-laws:

Proposed resolution: replacing the text of indents 3 to 5 with the following text:

The shares that are not fully paid up are in registered form. Shares that are fully paid up and other securities issued by the company are either in registered, bearer or dematerialized form, within the limits provided by the law. Security holders may elect to have, at any time, their registered securities converted into dematerialized securities and vice versa, at their own expense. Dematerialized securities are represented by an entry in an account in the name of their owner or holder with an authorised account holder or with a clearing institution.

On the first of January two thousand and eight, all bearer securities of the company, already issued and booked into a securities account have been converted into dematerialized securities. As from the same date, bearer securities of the company, already issued and not yet booked into a securities account will, to the extent that they are registered on a securities account, automatically be converted into dematerialized securities.

b. Amendment of Article 24 of the by-laws

Proposed resolution: replacing the text of indent 3 with the following text:

The body convening a meeting shall designate the places where the certified statement of blocking of dematerialized shares is to be deposited.

c. Amendment of Article 25 of the by-laws

- *Proposed resolution*: replacing the text of indents 1 to 5 of point a) with the following text:

For owners of bearer shares, the right to participate in the meeting is conditional upon the preliminary conversion of the bearer shares into registered or dematerialized shares.

For owners of dematerialized shares, the right to participate in the meeting is conditional upon the deposit, at the places indicated in the convening notice, at the latest on the third (3rd) working day prior to the day fixed for the meeting, of a certificate issued by an authorised account holder approved in accordance with Article 468 of the Companies Code or by the clearing organisation approved in accordance with the same Article, and stating the unavailability of the shares until the date of the Shareholders' Meeting.

The designated depository shall provide the depositor with an acknowledgement of receipt, on the presentation of which the owner of the dematerialized shares, or his/her proxy, is admitted to the place where the meeting is taking place.

If the body convening the Meeting designates financial institutions abroad where deposits can be made, these institutions shall be authorised to appoint, in their respective countries, other financial institutions where certificates of unavailability of dematerialized shares may also be deposited, and to publish the list thereof.

- *Proposed resolution*: replacing the second sentence of the first indent of point b) with the following text:

The body which convenes the meeting determines the form of the written proxy to be given to the proxy holder.

- *Proposed resolution*: replacing the text of the second sentence of the first indent of point c) with the following text:

Holders of dematerialized shares, as well as the proxy holders of shareholders, must deposit the acknowledgement of receipt issued by the depository designated in the convening notices.

d. Amendment of Article 30 of the by-laws

Proposed resolution: replacing the text of indent 3 with the following text:

The Shareholders' Meeting shall be convened again within three (3) weeks and with the same agenda. The formalities completed in order to attend the first meeting, including the deposit of the certificate stating the unavailability of dematerialized shares, the advice of presence of registered shareholders, and, as the case may be, the deposit of the proxies, shall remain valid for the second meeting. Additional deposits of certificates stating the

unavailability of dematerialized shares, as well as additional notices of presence by shareholders, will be allowed within the statutory time limits.

11. Law of 2007 on disclosure of significant shareholdings - Amendment of Article 5ter of the by-laws

    Proposed resolution: replacing the existing text of Article 5ter of the bylaws with the following text:

    In addition to the mandatory notification thresholds provided by the applicable legislation, the notification obligation also applies to any digression (up or down) of the 3 % threshold of holding of securities with voting rights.

12. Deletion of Articles 39 and 41 of the by-laws, relating to transitional resolutions which are no longer applicable.

    Proposed resolution: deleting Articles 39 and 41 of the bylaws.

C. RESOLUTIONS WHICH CAN BE VALIDLY ADOPTED IF THE SHAREHOLDERS ATTENDING THE MEETING, IN PERSON OR BY PROXY, REPRESENT AT LEAST HALF OF THE SHARE CAPITAL, SUBJECT TO THE APPROVAL BY 80% OF THE VOTES CAST.

13. Renewal of the powers of the Board of directors with regard to the acquisition of own shares - Amendment of Article 10, indent 2 of the by-laws:

    Proposed resolution: renewing for a term of 18 months as from 29 April 2008 the authorization (which would otherwise expire on 24 October 2008) to the Board of Directors to purchase the company's own shares as such authorization and the parameters thereof are reflected in Article 10, indent 1 of the by-laws; and amending Article 10, indent 2 of the by-laws accordingly.

D. POWERS

14. *Proposed resolution*: granting powers to Mr. Benoit Loore, VP Legal Corporate, with right of substitution, for the restatement of the by-laws as a result of the amendments referred to above, for the signing of such restated version and its filing with the office of the clerk of the Commercial Court of Brussels.

*

A question time is foreseen during the meeting. Shareholders have the ability to send their written questions in advance of the shareholders' meeting. These questions will be addressed during the question time. Questions may be addressed to the Board of directors (c/o Mr. Benoit Loore, InBev NV/SA, Brouwerijplein 1, 3000 Leuven, Belgium, fax nr. + 32 (0)16 50 68 70) at the latest on Tuesday 22 April 2008. Questions will only be taken into consideration if the deposit and notification formalities indicated below, have been complied with.

*

Shareholders are reminded that as from 1 January 2008, **bearer shares booked into a securities account** will automatically be converted into dematerialized shares pursuant to the Law of 14 December 2005 on the abolition of bearer securities. Holders of such shares should refer to point b. below for a description of the formalities to be fulfilled to take part in the Shareholders' Meeting.

In order to take part, in person or by proxy, in the shareholders meeting, the holders of stock issued by the company must, as provided by Article 25 of the by-laws, comply with the following deposit and notification formalities:

a. the owners of **printed bearer shares** must, on **Thursday 24 April 2008** at the latest, deposit their shares with a branch of Fortis Bank in Belgium. The bank shall deliver a receipt of deposit, which the owner of the stock or his proxyholder will have to present on the day of the shareholders meeting to be granted access to the meeting room. The physical deposit of the bearer shares may be validly replaced by the deposit, at the places and within the deadlines mentioned above, of a certificate, issued by a Belgian or a foreign bank, confirming the immobilization of the shares until and including 29 April 2008, with an indication of the number of shares so immobilized;

   Important note: since 1 January, 2008, in compliance with the Law of 14 December 2005 relating to the abolition of bearer shares, the deposit of printed bearer shares with a financial institution in Belgium with a view to the participation of the shareholder in the general meeting will automatically imply the dematerialisation of those shares and the booking of the latter into a securities account with that financial institution. As a consequence, shareholders will no longer have the ability to recover their printed bearer securities once they will have been deposited;

b. the owners of **dematerialized shares** must, on **Thursday 24 April 2008** at the latest, deposit with a branch of Fortis Bank in Belgium, a certificate of unavailability until and including 29 April 2008 issued by an authorised account holder or by the clearing organisation approved in accordance with Article 468 of the Companies Code, with an indication of the number of shares so unavailable. The bank shall deliver a receipt of deposit, which the owner of the stock or his proxyholder will have to present on the day of the shareholders meeting to be granted access to the meeting room;

c. the owners of **registered shares** must, on **Thursday 24 April 2008** at the latest, notify in writing to the Board of directors (c/o Mr. Benoit Loore, InBev NV/SA, Brouwerijplein 1, 3000 Leuven, Belgium, fax nr. + 32 (0)16 50 68 70) the number of shares for which they intend to take part in the votes at the shareholders' meeting;

d. the owner of shares can attend the meeting through a **proxyholder**. To be granted access to the meeting room, the proxyholder will have to hand over the signed original of a written proxy, prepared in accordance with the forms determined by the company (the form of the proxy can be obtained with Mr. Benoit Loore, at the address mentioned in item c. and is also available on the company's web site www.inbev.com). A copy of the signed original of the proxies must reach the company by **Thursday 24 April 2008** at the latest (c/o Mr Benoit Loore, at the address mentioned in item c.);

e. the owner of shares can **vote by correspondence**, in accordance with Article 26bis of the bylaws. The vote by correspondence must be cast on the form, prepared by the company (the form can be obtained from Mr. Benoit Loore, at the address mentioned in item c. and is also available on the company's web site www.inbev.com). The signed original of the form for voting by correspondence must reach the company by **Thursday 24 April 2008** at the latest (c/o Mr. Benoit Loore, at the address mentioned in item c.). The owner of bearer or dematerialized shares who wishes to vote by correspondence must in addition comply with the deposit or unavailability formalities described in items a. and b.;

f. the holders of bonds, of subscription rights or of certificates issued with the co-operation of the company, who may, as provided by Article 537 of the Belgian Code of Companies, attend the meeting in an advisory capacity, must, in order to do so, comply with the same formalities of deposit of their stock, of notification and of format, as those imposed upon the owners of shares.

The natural persons who attend the meetings in their capacity as owners of stock, proxyholders or representatives of a legal entity must be able to provide evidence their identity in order to be granted access to the meeting room. The representatives of legal entities must hand over the documents establishing their capacity as corporate representative or attorney-in-fact.

The persons attending the meeting are invited to arrive at least 45 minutes before the time set for the meeting, in order to proceed with the registration formalities.

*

All documents which the law requires to be made available to shareholders will be freely accessible on and downloadable from the company's website www.inbev.com as from Friday 11 April 2008. As from that day, shareholders, bondholders, holders of subscription rights or of certificates issued with the co-operation of the company may also, during workdays and during normal office hours, review, at the places indicated below, the documents which the law requires to be placed at their disposal:

- InBev NV/SA, Grote Markt 1, Grand'Place 1, 1000 Brussels
- InBev NV/SA, Brouwerijplein 1, 3000 Leuven
- InBev Belgium NV/SA, Rue des Anciennes Houblonnières 2, 4020 Jupille-sur-Meuse

The annual report is already available on the company's web site www.inbev.com.

RECEIVED
2008 JUL -9 A 8: 1
FICE OF INTERNATIONAL
CORPORATE FINANCE

InBev

Société anonyme

Grand'Place 1
1000 Bruxelles

Registre des personnes morales numéro 0.417.497.106

Le Conseil d'administration invite les actionnaires à participer à une assemblée générale annuelle et extraordinaire qui se tiendra le **mardi 29 avril 2008 à 11h00**, au Sodehotel, Auditoire Lindbergh, Avenue E. Mounier 5, 1200 Bruxelles, afin de délibérer de l'ordre du jour suivant :

A. DECISIONS QUI PEUVENT ETRE VALABLEMENT ADOPTEES QUEL QUE SOIT LE NOMBRE D'ACTIONNAIRES PRESENTS OU REPRESENTES, MOYENNANT L'APPROBATION PAR LA MOITIE PLUS UN DES VOTES EXPRIMES.

1. Rapport de gestion du Conseil d'administration relatif à l'exercice social clôturé au 31 décembre 2007.

2. Rapport du commissaire relatif à l'exercice social clôturé au 31 décembre 2007.

3. Communication des comptes annuels consolidés relatifs à l'exercice social clôturé au 31 décembre 2007, ainsi que du rapport de gestion et du rapport du commissaire relatifs aux comptes consolidés.

4. Approbation des comptes annuels statutaires :

   Proposition de décision : approuver les comptes annuels statutaires relatifs à l'exercice social clôturé au 31 décembre 2007, en ce compris l'affectation suivante du résultat :

Bénéfice de l'exercice :	+	2.124.097 mille euros
Bénéfice reporté de l'exercice précédent :	+	587.718 mille euros
Résultat à affecter :	=	2.711.815 mille euros
Prélèvement pour la réserve indisponible :	-	255.993 mille euros

Dividende brut aux actions (1) :	-	1.469.103 mille euros	(2)
Solde du bénéfice reporté :	=	986.719 mille euros	(2)

(1) un dividende brut de 2,44 euros par action est proposé, donnant droit à un dividende net de précompte mobilier de 1,83 euros par action ordinaire et 2,074 euros par action VVPR

(2) ce montant peut fluctuer en fonction du nombre d'actions propres détenues par InBev le jour de la mise en paiement du dividende. Le montant final sera communiqué le jour de l'assemblée.

5. Décharge aux administrateurs :

   Proposition de décision : donner décharge aux administrateurs pour l'exécution de leur mandat au cours de l'exercice social clôturé au 31 décembre 2007.

6. Décharge au commissaire :

   Proposition de décision : donner décharge au commissaire pour l'exécution de son mandat au cours de l'exercice social clôturé au 31 décembre 2007.

7. Mandats d'administrateurs :

   a. *Proposition de décision* : renouveler le mandat d'administrateur de M. Arnoud de Pret, pour une période de trois années expirant à l'issue de l'assemblée générale qui sera invitée à approuver les comptes de l'exercice 2010 ;

   b. *Proposition de décision* : constater la fin du mandat d'administrateur de Monsieur Allan Chapin à l'issue de l'assemblée générale et nommer Monsieur Stéfan Descheemaeker comme administrateur, pour une période de trois années expirant à l'issue de l'assemblée générale qui sera invitée à approuver les comptes de l'exercice 2010. Monsieur Stéfan Descheemaeker a la nationalité belge et est diplômé comme ingénieur commercial auprès de la Solvay Business School. Il a commencé sa carrière chez InBev en 1996 et y a exercé plusieurs fonctions dans le management exécutif. Récemment, il a exercé la fonction de Chief Strategy Officer d'InBev ;

   c. *Proposition de décision* : renouveler le mandat d'administrateur de Monsieur Peter Harf, pour une période de trois années expirant à l'issue de l'assemblée générale qui sera invitée à approuver les comptes de l'exercice 2010. Monsieur Peter Harf répond aux critères fonctionnels, familiaux et financiers d'indépendance prévus par la loi. Aucun des critères empêchant la qualité d'administrateur indépendant énoncés aux points 1°, 2° et 3° du § 4 de l'article 524 du Code des Sociétés n'existe dans son chef. De plus, Monsieur Peter Harf n'entretient aucune relation avec une société qui est de nature à mettre en cause son indépendance, ainsi qu'il l'a formellement déclaré et ainsi que le Conseil d'administration l'estime ;

   d. *Proposition de décision* : renouveler le mandat d'administrateur de Monsieur Kees Storm, pour une période de trois années expirant à l'issue de l'assemblée générale qui sera invitée à approuver les comptes de l'exercice 2010. Monsieur Kees Storm répond aux critères fonctionnels, familiaux et financiers

d'indépendance prévus par la loi. Aucun des critères empêchant la qualité d'administrateur indépendant énoncés aux points 1°, 2° et 3° du § 4 de l'article 524 du Code des Sociétés n'existe dans son chef. De plus, Monsieur Kees Storm n'entretient aucune relation avec une société qui est de nature à mettre en cause son indépendance, ainsi qu'il l'a formellement déclaré et ainsi que le Conseil d'administration l'estime.

8. Approbation du complément à la politique de rémunération des cadres supérieurs.

Proposition de décision : approuver le complément à la politique de rémunération et d'incitants financiers des cadres supérieurs de la société, tel qu'applicable dès 2008 ; ce document peut être consulté selon les modalités indiquées à la fin du présent avis.

B. DECISIONS QUI PEUVENT ETRE VALABLEMENT ADOPTEES SI LES ACTIONNAIRES PRESENTS OU REPRESENTES, REPRESENTENT LA MOITIE AU MOINS DU CAPITAL SOCIAL, MOYENNANT L'APPROBATION PAR LES TROIS QUARTS DES VOTES EXPRIMES.

9. Emission de 150.000 droits de souscription hors droit de préférence et augmentation du capital de la société à concurrence et dans la mesure de l'exercice des droits de souscription.

a. Rapport spécial du Conseil d'administration relatif à l'émission par la société de droits de souscription, en exécution de l'article 583 du Code des Sociétés.

b. Rapport spécial du Conseil d'administration et rapport du commissaire relatifs à la suppression du droit de préférence, en faveur de personnes déterminées, à l'occasion de l'émission de droits de souscription, en exécution des articles 596 et 598 du Code des Sociétés.

c. Suppression du droit de préférence à l'occasion de l'émission des droits de souscription :

Proposition de décision : supprimer le droit de préférence à l'occasion de l'émission de droits de souscription, en faveur de tous les administrateurs actuels de la société.

d. Emission de droits de souscription et attribution gratuite :

Proposition de décision : approuver l'émission par la société de 150.000 droits de souscription et déterminer les modalités d'émission et d'exercice de ceux-ci conformément aux conditions d'émission et d'exercice reprises en annexe au rapport spécial du Conseil d'administration mentionné au point a. ci-dessus et dont les principales dispositions se résument comme suit :

Chaque droit de souscription donne le droit de souscrire en espèces à une nouvelle action ordinaire de la société, qui confère les mêmes droits (y compris le droit aux dividendes) que les actions existantes de celle-ci. Le prix d'exercice est égal à la moyenne des cours de bourse de l'action InBev SA sur Euronext Brussels des trente jours calendrier précédant le jour d'émission des droits de souscription par cette assemblée générale. Les droits ont une durée de cinq ans

à compter de leur date d'émission et peuvent être exercés pendant les périodes suivantes : un premier tiers du 1er janvier 2010 au 28 avril 2013, un deuxième tiers du 1er janvier 2011 au 28 avril 2013 et le troisième tiers du 1er janvier 2012 au 28 avril 2013. A l'expiration de la période d'exercice, les droits de souscription non exercés deviendront nuls de plein droit. Les droits de souscription sont attribués gratuitement aux bénéficiaires.

e. Augmentation de capital sous condition suspensive :

Proposition de décision : sous la condition suspensive et dans la mesure de l'exercice des droits de souscription, augmenter le capital à concurrence d'un montant maximum obtenu en multipliant le nombre de droits de souscription et le prix d'exercice de ces droits de souscription, le cas échéant, avec affectation au compte indisponible « primes d'émission ».

f. Pouvoirs :

a. *Proposition de décision* : conférer tous pouvoirs au « Compensation and Nominating Committee » en ce qui concerne la détermination du nombre de droits de souscription offerts à chacun des administrateurs.

b. *Proposition de décision* : conférer tous pouvoirs à deux administrateurs agissant conjointement pour faire constater authentiquement l'exercice des droits de souscription et l'augmentation corrélative du capital et du nombre d'actions nouvellement émises et la modification des statuts qui en résulte, les primes d'émission éventuelles et l'affectation de ces primes à un compte indisponible ainsi que coordonner les statuts et les déposer au greffe du tribunal de commerce de Bruxelles.

10. Loi du 14 décembre 2005 portant suppression des titres au porteur – Modification de dispositions diverses des statuts.

a. Modification de l'article 5 des statuts :

Proposition de décision : remplacer le texte des alinéas 3 à 5 par le texte suivant :

Les actions non entièrement libérées sont nominatives. Les actions entièrement libérées et les autres titres de la société sont nominatifs, au porteur ou dématérialisés, dans les limites prévues par la loi. Leur titulaire peut, à tout moment et à ses frais, demander la conversion de ses titres nominatifs en titres dématérialisés et inversement. Le titre dématérialisé est représenté par une inscription en compte au nom de son propriétaire ou de son détenteur auprès d'un teneur de comptes agréé ou d'un organisme de liquidation.

Le premier janvier deux mille huit, tous les titres au porteur de la société, déjà émis et inscrits en compte-titres ont été convertis en titres dématérialisés. A compter de cette même date, les titres au porteur de la société, déjà émis et non encore inscrits en compte-titres seront, au fur et à mesure de leur inscription en compte-titres, également automatiquement convertis en titres dématérialisés.

b. Modification de l'article 24 des statuts :

Proposition de décision : remplacer le texte de l'alinéa 3 par le texte suivant :

L'organe qui convoque une Assemblée désigne les endroits auxquels devront être déposées les attestations d'indisponibilité de titres dématérialisés.

c. Modification de l'article 25 des statuts :

- *Proposition de décision :* remplacer le texte des alinéas 1 à 5 du point a) par le texte suivant :

Pour les propriétaires d'actions au porteur, le droit de prendre part à la réunion est subordonné à la conversion préalable de leurs actions au porteur en actions dématérialisées ou nominatives.

Pour les propriétaires d'actions dématérialisées, le droit de prendre part à la réunion est subordonné au dépôt aux endroits indiqués dans la convocation, au plus tard le troisième (3ième) jour ouvrable avant le jour fixé pour la réunion, d'une attestation, établie par un teneur de comptes agréé conformément à l'article 468 du Code des Sociétés ou par l'organisme de liquidation désigné conformément au même article, et certifiant l'indisponibilité des actions jusqu'à la date de l'Assemblée Générale.

Le dépositaire désigné remet au déposant un récépissé, sur présentation duquel le propriétaire des actions dématérialisées, ou son mandataire, est admis au lieu où se tient la réunion.

Si l'organe qui convoque l'Assemblée désigne des établissements financiers à l'étranger où peuvent être faits les dépôts, ceux-ci ont la faculté de désigner, dans leurs pays respectifs, d'autres établissements où les attestations d'indisponibilité d'actions dématérialisées pourront également être valablement déposées, et d'en publier la liste.

- *Proposition de décision :* remplacer la deuxième phrase du premier alinéa du point b) par le texte suivant :

L'organe qui convoque l'Assemblée détermine le modèle de la procuration écrite à donner au mandataire.

- *Proposition de décision :* remplacer la deuxième phrase du premier alinéa du point c) par le texte suivant :

Les propriétaires d'actions dématérialisées, ainsi que les mandataires d'actionnaires, doivent remettre le récépissé de dépôt émis par le dépositaire désigné dans les convocations.

d. Modification de l'article 30 des statuts :

Proposition de décision : remplacer le texte de l'alinéa 3 par le texte suivant :

Les actionnaires devront être convoqués à nouveau à trois (3) semaines avec le même ordre du jour. Les formalités accomplies pour assister à la première réunion, en ce compris le dépôt des attestations d'indisponibilité d'actions dématérialisées, les avis de présence d'actionnaires en nom et, le cas échéant, le dépôt des procurations, resteront valables pour la seconde. Des dépôts supplémentaires d'attestations

d'indisponibilité d'actions dématérialisées, ainsi que des avis de présence supplémentaires des actionnaires en nom, seront admis dans les délais statutaires.

11. Loi du 2 mai 2007 relative à la publicité des participations importantes - Modification de l'article 5ter des statuts.

    Proposition de décision : remplacer le texte de l'article 5ter des statuts par le texte suivant :

    Outre les seuils de notification obligatoires définis par la législation applicable, l'obligation de notification s'applique également dès le franchissement à la hausse ou à la baisse du seuil de 3 % de détention de titres conférant le droit de vote.

12. Suppression des articles 39 et 41 des statuts, relatifs à des dispositions transitoires qui ne sont plus d'application.

    Proposition de décision : supprimer les articles 39 et 41 des statuts.

C. DECISIONS QUI PEUVENT ETRE VALABLEMENT ADOPTEES SI LES ACTIONNAIRES PRESENTS OU REPRESENTES, REPRESENTENT LA MOITIE AU MOINS DU CAPITAL SOCIAL, MOYENNANT L'APPROBATION PAR LES QUATRE CINQUIEMES DES VOTES EXPRIMES.

13. Renouvellement des pouvoirs du Conseil d'administration dans le cadre de l'acquisition de titres propres - Modification de l'article 10, alinéa 2 des statuts.

    Proposition de décision : renouveler pour un délai de 18 mois à dater du 29 avril 2008, le pouvoir du Conseil d'administration (venant à échéance le 24 octobre 2008) d'acquérir des actions propres de la société aux conditions prévues à l'article 10, alinéa 1 des statuts. Modifier en conséquence l'article 10, alinéa 2 des statuts.

D. POUVOIRS

14. *Proposition de décision :* conférer à M. Benoit Loore, VP Legal Corporate, le pouvoir, avec faculté de substitution, de coordonner les statuts pour prendre en compte les modifications qui précèdent, de signer cette version coordonnée et de la déposer auprès du greffe du Tribunal de commerce de Bruxelles.

*

Pendant l'assemblée, un temps de questions et de réponses est prévu. Les actionnaires ont la possibilité d'envoyer à l'avance leurs questions par écrit. Ces questions seront présentées pendant le temps de questions et de réponses. Les questions peuvent être adressées au Conseil d'administration (c/o M. Benoit Loore, InBev SA, Brouwerijplein 1, 3000 Leuven, fax n° + 32 (0)16 50 68 70) au plus tard le mardi 22 avril 2008. Les questions seront uniquement prises en considération si les formalités de dépôt et de préavis ont été respectées.

*

Il est rappelé aux actionnaires que, le 1er janvier 2008, les **actions au porteur inscrites sur un compte-titres** ont été d'office converties en actions dématérialisées par l'effet de la loi du 14 décembre 2005 portant suppression des titres au porteur. Les titulaires de telles actions doivent donc se reporter au point b. ci-dessous pour une description des formalités à accomplir en vue de leur participation à l'assemblée générale.

Pour participer, en personne ou par mandataire à l'assemblée, les porteurs de titres émis par la société sont, conformément à l'article 25 des statuts, tenus d'accomplir les formalités de dépôt et de préavis suivantes :

a. les propriétaires d'**actions au porteur imprimées** devront, au plus tard le **jeudi 24 avril 2008**, avoir déposé leurs titres auprès d'une agence de Fortis Banque SA en Belgique. La banque délivrera un récépissé de dépôt, que l'actionnaire ou son mandataire devra présenter le jour de l'assemblée pour avoir accès au lieu de réunion. Le dépôt physique des actions au porteur peut être valablement remplacé par le dépôt, aux endroits et dans les délais indiqués ci-dessus, d'une attestation, établie par un établissement bancaire belge ou étranger, certifiant l'immobilisation des actions jusqu'au 29 avril 2008 inclus et mentionnant le nombre d'actions ainsi immobilisées ;

   Note importante : depuis le 1er janvier 2008, conformément à la loi du 14 décembre 2005 portant suppression des titres au porteur, le dépôt d'actions au porteur imprimées auprès d'un établissement bancaire en Belgique en vue de la participation de l'actionnaire à une assemblée générale entraîne d'office la dématérialisation de ces actions au porteur et l'inscription de celles-ci sur un compte-titres dématérialisés auprès de cette institution financière. En conséquence, la récupération physique des titres au porteur imprimés ainsi déposés n'est plus possible ;

b. les propriétaires d'**actions dématérialisées** devront, au plus tard le **jeudi 24 avril 2008**, avoir déposé auprès d'une agence de Fortis Banque SA en Belgique, une attestation d'indisponibilité jusqu'au 29 avril 2008 inclus, émise par un teneur de comptes agréé conformément à l'article 468 du Code des Sociétés ou par l'organisme de liquidation désigné au même article, mentionnant le nombre d'actions ainsi rendues indisponibles. La banque délivrera un récépissé de dépôt, que l'actionnaire ou son mandataire devra présenter le jour de l'assemblée pour avoir accès au lieu de réunion ;

c. les propriétaires d'**actions nominatives** devront, au plus tard le **jeudi 24 avril 2008**, avoir fait connaître, par écrit adressé au Conseil d'administration (c/o M. Benoit Loore, InBev SA, Brouwerijplein 1, 3000 Leuven, Belgique, fax n° + 32 (0)16 50 68 70), le nombre de titres pour lesquels ils entendent prendre part au vote à l'assemblée ;

d. tout propriétaire d'actions peut se faire représenter à l'assemblée par un **mandataire**. Pour avoir accès au lieu de réunion, ce mandataire devra remettre l'original signé d'une procuration, rédigée selon le modèle établi par la société (le modèle de la procuration peut être obtenu auprès de M. Benoit Loore, à l'adresse indiquée au point c. et est également disponible sur le site web de la société www.inbev.com). Une copie de l'original signé de la procuration doit impérativement parvenir à la société, au plus tard le **jeudi 24 avril 2008**, (c/o M. Benoit Loore, à l'adresse indiquée au point c.) ;

e. tout propriétaire d'actions peut **voter par correspondance**, conformément à l'article 26bis des statuts. Ce vote par correspondance doit être émis sur le formulaire, établi par la société (le modèle du formulaire peut être obtenu auprès de M. Benoit Loore, à l'adresse indiquée au point c. et est également disponible sur le site web de la société www.inbev.com). L'original signé du formulaire de vote par correspondance doit

impérativement parvenir à la société, au plus tard le **jeudi 24 avril 2008**, (c/o M. Benoit Loore, à l'adresse indiquée au point c.). Le propriétaire d'actions au porteur ou dématérialisées qui entend voter par correspondance devra en outre avoir accompli les formalités de dépôt ou d'immobilisation décrites aux points a. et b. ;

f. les titulaires d'obligations, de droits de souscription ou de certificats émis avec la collaboration de la société, qui peuvent, comme le prévoit l'article 537 du Code des Sociétés, assister à l'assemblée avec voix consultative seulement, doivent, pour ce faire, accomplir les mêmes formalités de dépôt de leurs titres, de préavis et de forme, que celles imposées aux propriétaires d'actions.

Les personnes physiques qui participent à l'assemblée en qualité de propriétaire de titres, de mandataire ou d'organe d'une personne morale devront pouvoir justifier de leur identité pour avoir accès au lieu de la réunion. Les représentants de personnes morales devront remettre les documents établissant leur qualité d'organe ou de mandataires spéciaux.

Les participants sont invités à se présenter au lieu de la réunion 45 minutes au moins avant l'assemblée, pour procéder aux formalités d'enregistrement.

*

Les documents que la loi requiert de mettre à la disposition des actionnaires, pourront être consultés gratuitement et téléchargés sur le site internet de la société www.inbev.com au plus tard à partir du vendredi 11 avril 2008. A partir de cette date, les actionnaires, titulaires d'obligations, de droits de souscription ou de certificats émis avec la collaboration de la société peuvent, les jours non fériés et pendant les heures normales d'ouverture des bureaux, prendre connaissance, aux endroits indiqués ci-dessous, des documents que la loi requiert de mettre à leur disposition :

- InBev SA, Grand'Place 1, 1000 Bruxelles
- InBev SA, Brouwerijplein 1, 3000 Leuven
- InBev Belgium SA, Rue des Anciennes Houblonnières 2, 4020 Jupille-sur-Meuse

Le rapport annuel est déjà disponible sur le site web de la société www.inbev.com.

*

InBev

Naamloze Vennootschap

Grote Markt 1
1000 Brussel

Register van rechtspersonen nummer 0.417.497.106

De Raad van bestuur nodigt de aandeelhouders uit om deel te nemen aan een jaarlijkse en buitengewone algemene vergadering die zal gehouden worden op **dinsdag 29 april 2008** om **11.00u** in het Sodehotel, auditorium Lindbergh, E. Mounierlaan 5, 1200 Brussel teneinde te beraadslagen over de volgende agenda punten :

A. BESLUITEN DIE GELDIG KUNNEN WORDEN AANGENOMEN ONGEACHT HET AANTAL AANDEELHOUDERS DAT OP DE VERGADERING AANWEZIG OF VERTEGENWOORDIGD IS, MITS GOEDKEURING DOOR DE HELFT PLUS EEN VAN DE UITGEBRACHTE STEMMEN.

1. Verslag van de Raad van bestuur over het boekjaar afgesloten op 31 december 2007.

2. Verslag van de commissaris over het boekjaar afgesloten op 31 december 2007.

3. Mededeling van de geconsolideerde jaarrekening met betrekking tot het boekjaar afgesloten op 31 december 2007 samen met het verslag van de raad van bestuur en het verslag van de commissaris aangaande de geconsolideerde jaarrekening.

4. Goedkeuring van de statutaire jaarrekening :

   Voorstel tot besluit : Goedkeuring van de statutaire jaarrekening met betrekking tot het boekjaar afgesloten op 31 december 2007, met inbegrip van de volgende bestemming van het resultaat :

Winst van het boekjaar :	+	2.124.097 duizend euro
Overgedragen winst van het vorige boekjaar :	+	587.718 duizend euro
Te bestemmen resultaat :	=	2.711.815 duizend euro
Aftrek voor de onbeschikbare reserve :	-	255.993 duizend euro

Bruto dividend voor de aandelen (1) :	- 1.469.103 duizend euro	(2)
Balans van de overgedragen winst :	= 986.719 duizend euro	(2)

(1) er wordt een bruto dividend voorgesteld van 2,44 euro per aandeel, recht gevend op een dividend netto van roerende voorheffing van 1,83 euro per gewoon aandeel en 2,074 euro per VVPR-aandeel.

(2) dit bedrag kan wijzigen in functie van het aantal eigen aandelen dat InBev zal bezitten op de datum van betaling van het dividend. Het definitief bedrag zal worden meegedeeld op de dag van de algemene vergadering.

5. Kwijting aan de bestuurders :

   Voorstel tot besluit : Verlening van kwijting aan de bestuurders voor de uitoefening van hun mandaat tijdens het boekjaar afgesloten op 31 december 2007.

6. Kwijting aan de commissaris :

   Voorstel tot besluit : Verlening van kwijting aan de commissaris voor de uitoefening van zijn mandaat tijdens het boekjaar afgesloten op 31 december 2007.

7. Mandaten van bestuurders :

   a. *Voorstel tot besluit* : het mandaat van de Heer Arnoud de Pret als bestuurder hernieuwen voor een periode van drie jaar eindigend na de algemene vergadering die zal worden uitgenodigd om de rekeningen over het boekjaar 2010 goed te keuren ;

   b. *Voorstel tot besluit* : vaststelling van de beëindiging van het mandaat als bestuurder van de Heer Allan Chapin na afloop van de algemene vergadering en benoeming van de heer Stéfan Descheemaeker als bestuurder voor een periode van drie jaar eindigend na de algemene vergadering die zal worden uitgenodigd om de rekeningen over het boekjaar 2010 goed te keuren. De heer Stéfan Descheemaeker heeft de Belgische nationaliteit en bezit een diploma van handelsingenieur aan de Solvay Business School. Hij startte zijn loopbaan bij InBev in 1996 en bekleedde verscheidene executive management functies. In zijn meest recente functie was hij Chief Strategy Officer van InBev ;

   c. *Voorstel tot besluit* : het mandaat van de Heer Peter Harf als bestuurder hernieuwen voor een periode van drie jaar eindigend na de algemene vergadering die zal worden uitgenodigd om de rekeningen over het boekjaar 2010 goed te keuren. De Heer Peter Harf beantwoordt aan de functionele, familiale en financiële criteria van onafhankelijkheid die worden voorzien door de wet. Geen enkele van de criteria die de hoedanigheid van onafhankelijk bestuurder in de weg staan en opgesomd worden in de punten 1°, 2° en 3° van artikel 524, § 4 van het Wetboek van vennootschappen, zijn op hem toepasselijk. Bovendien heeft de Heer Peter Harf uitdrukkelijk verklaard en oordeelt de Raad van bestuur dat hij geen banden onderhoudt met een vennootschap die van aard zijn om zijn onafhankelijkheid in het gedrang te brengen ;

d. *Voorstel tot besluit* : het mandaat van bestuurder van de Heer Kees Storm als bestuurder hernieuwen voor een periode van drie jaar eindigend na de algemene vergadering die zal worden uitgenodigd om de rekeningen over het boekjaar 2010 goed te keuren. De Heer Kees Storm beantwoordt aan de functionele, familiale en financiële criteria van onafhankelijkheid die worden voorzien door de wet. Geen enkele van de criteria die de hoedanigheid van onafhankelijk bestuurder in de weg staan en opgesomd worden in de punten 1°, 2° en 3° van artikel 524, § 4 van het Wetboek van vennootschappen, zijn op hem toepasselijk. Bovendien heeft de Heer Kees Storm uitdrukkelijk verklaard en oordeelt de Raad van bestuur dat hij geen banden onderhoudt met een vennootschap die van aard zijn om zijn onafhankelijkheid in het gedrang te brengen.

8. Goedkeuring van de aanvulling aan het beleid inzake de vergoeding van het hoger managementkader

Voorstel tot besluit : de aanvulling aan het beleid inzake de vergoeding en financiële incentives van het hoger managementkader van de vennootschap, die toepasselijk zal zijn vanaf 2008, goedkeuren ; dit document kan worden geraadpleegd overeenkomstig de aangegeven wijze op het einde van het huidige bericht.

B. BESLUITEN DIE GELDIG KUNNEN WORDEN AANGENOMEN INDIEN DE AANDEELHOUDERS DIE OP DE VERGADERING AANWEZIG OF VERTEGENWOORDIGD ZIJN, TENMINSTE DE HELFT VAN HET MAATSCHAPPELIJK KAPITAAL VERTEGENWOORDIGEN, MITS GOEDKEURING DOOR DRIE VIERDEN VAN DE UITGEBRACHTE STEMMEN.

9. Uitgifte van 150.000 warrants buiten voorkeurrecht en kapitaalverhoging van de vennootschap, voor een bedrag van en in de mate van uitoefening van de warrants.

a. Bijzonder verslag van de Raad van bestuur met betrekking tot de uitgifte van warrants, overeenkomstig artikel 583 van het Wetboek van vennootschappen.

b. Bijzonder verslag van de Raad van bestuur en van de commissaris opgesteld overeenkomstig artikelen 596 en 598 van het Wetboek van vennootschappen met betrekking tot de opheffing van het voorkeurrecht ten voordele van welbepaalde personen, ter gelegenheid van de uitgifte van warrants.

c. Opheffing van het voorkeurrecht met betrekking tot de uitgifte van warrants :

Voorstel tot besluit : Opheffing van het voorkeurrecht met betrekking tot de uitgifte van warrants ten voordele van alle huidige bestuurders van de vennootschap.

d. Uitgifte van warrants en gratis toekenning :

Voorstel tot besluit : goedkeuring van de uitgifte van 150.000 warrants door de vennootschap en vaststelling van de uitgifte- en uitoefeningsmodaliteiten ervan in overeenstemming met de uitgifte- en uitoefeningsmodaliteiten opgenomen als bijlage in het bijzonder verslag van de Raad van bestuur waarvan sprake sub a.

hierboven en waarvan de voornaamste bepalingen als volgt kunnen worden samengevat :

Elke warrant verleent het recht om in speciën in te schrijven op één nieuw gewoon aandeel van de vennootschap, dat dezelfde rechten (met inbegrip van het recht op dividenden) bezit als de bestaande aandelen van de vennootschap. De uitoefeningsprijs is gelijk aan het gemiddelde van de koers van het InBev NV aandeel op Euronext Brussels tijdens de dertig kalenderdagen die voorafgaan aan de uitgifte van de warrants door deze algemene vergadering. De warrants hebben een duurtijd van vijf jaar te rekenen vanaf hun uitgifte en kunnen als volgt worden uitgeoefend : een eerste derde kan worden uitgeoefend vanaf 1 januari 2010 tot 28 april 2013, een tweede derde kan worden uitgeoefend vanaf 1 januari 2011 tot 28 april 2013 en het laatste derde kan worden uitgeoefend vanaf 1 januari 2012 tot 28 april 2013. Bij het verstrijken van de uitoefen termijn vervallen de niet-uitgeoefende warrants van rechtswege. De warrants worden gratis toegekend aan de begunstigden.

e. Voorwaardelijke Kapitaalverhoging :

Voorstel tot besluit : Kapitaalverhoging van de vennootschap onder de opschortende voorwaarde en in de mate van de uitoefening van de warrants, met een maximum bedrag gelijk aan de vermenigvuldiging van het aantal uitgegeven warrants, met de uitoefeningsprijs van deze warrants, eventueel met boeking op de onbeschikbare rekening "uitgiftepremies".

f. Bevoegdheden :

a) *Voorstel tot besluit :* Verlening van alle bevoegdheden aan het Compensation & Nominating Committee met betrekking tot het aantal aan de bestuurders aangeboden warrants.

b) *Voorstel tot besluit* : Verlening van alle bevoegdheden aan twee bestuurders, gezamenlijk handelend, om de uitoefening van de warrants en de daaruit voortvloeiende kapitaalverhoging authentiek te laten vaststellen, evenals het aantal nieuw uitgegeven aandelen en de wijziging van de statuten die eruit voortvloeit, alsook eventuele uitgiftepremies en het boeken ervan op een onbeschikbare rekening, evenals om de tekst van de statuten te coördineren en de gecoördineerde tekst neer te leggen ter griffie van de rechtbank van koophandel te Brussel.

10. Wet van 14 december 2005 houdende afschaffing van de effecten aan toonder – Wijziging van verschillende bepalingen van de statuten.

a. Wijziging van artikel 5 van de statuten :

Voorstel tot besluit : vervangen van de tekst van lid 3 tot 5 met de volgende tekst :

De niet volgestorte aandelen zijn op naam. De volgestorte aandelen en de andere effecten van de vennootschap zijn op naam, aan toonder of gedematerialiseerd, binnen de beperkingen voorzien door de wet. De titularis kan op elk ogenblik en op zijn kosten de omzetting vragen van de effecten op naam in gedematerialiseerde effecten en

omgekeerd. Het gedematerialiseerd effect wordt vertegenwoordigd door een boeking op rekening, op naam van de eigenaar of de houder bij een erkende rekeninghouder of bij een vereffeningsinstelling.

Op 1 januari tweeduizend en acht werden alle effecten aan toonder van de vennootschap, reeds uitgegeven en ingeschreven op een effectenrekening, omgezet in gedematerialiseerde effecten. Vanaf diezelfde datum zullen de effecten aan toonder van de vennootschap, reeds uitgegeven en nog niet ingeschreven op een effectenrekening naar gelang hun inschrijving op een effectenrekening ook automatisch worden omgezet in gedematerialiseerde effecten.

b. Wijziging van artikel 24 van de statuten

Voorstel tot wijziging : vervangen van de tekst van lid 3 met de volgende tekst:

Het orgaan dat de Algemene Vergadering bijeenroept, bepaalt de plaatsen waar de bewijzen van onbeschikbaarheid van gedematerialiseerde effecten moeten worden neergelegd.

c. Wijziging van artikel 25 van de statuten

- *Voorstel tot besluit* : vervangen van de tekst van lid 1 tot 5 van het punt a) met de volgende tekst :

Het recht om deel te nemen aan de vergadering is voor de houders van aandelen aan toonder onderworpen aan de voorafgaandelijke omzetting van hun aandelen aan toonder in gedematerialiseerde aandelen of aandelen op naam.

Voor de eigenaars van gedematerialiseerde aandelen is het recht om deel te nemen aan de vergadering onderworpen aan de neerlegging, op de plaatsen aangeduid in de bijeenroeping, uiterlijk op de derde (3de) werkdag voor de dag van de vergadering, van een verklaring opgesteld door een erkende rekeninghouder, overeenkomstig artikel 468 van het Wetboek van vennootschappen, of door de vereffeningsinstelling, aangeduid overeenkomstig hetzelfde artikel, en welke de onbeschikbaarheid van de aandelen tot op de dag van de Algemene Vergadering bevestigt.

De aangeduide bewaarnemer overhandigt aan de deposant een recepis, op vertoon waarvan de houder van gedematerialiseerde aandelen, of zijn lasthebber, wordt toegelaten op de plaats waar de vergadering wordt gehouden.

Als het orgaan dat de Algemene Vergadering bijeenroept, financiële instellingen aanduidt in het buitenland waarbij de neerleggingen kunnen geschieden, hebben deze de mogelijkheid om, in hun respectievelijke landen, andere instellingen aan te duiden waar de verklaringen van onbeschikbaarheid van gedematerialiseerde aandelen ook geldig kunnen worden neergelegd, en om hiervan een lijst te publiceren.

- *Voorstel tot besluit* : vervangen van de tweede zin van het eerste lid van punt b) met de volgende tekst :

Het orgaan dat de vergadering bijeenroept bepaalt het model van de geschreven volmacht die aan de lasthebber moet worden gegeven.

- *Voorstel tot besluit* : vervangen van de tweede zin van het eerste lid van punt c) met de volgende tekst :

De houders van gedematerialiseerde aandelen alsmede de lasthebbers van aandeelhouders moeten het recepis van neerlegging, afgegeven door een bewaarnemer aangeduid in de bijeenroeping, overhandigen.

d. Wijziging van artikel 30 van de statuten :

Voorstel tot besluit : vervanging van de tekst van lid 3 met de volgende tekst :

De aandeelhouders moeten opnieuw worden bijeengeroepen op drie (3) weken met dezelfde agenda. De formaliteiten die werden nageleefd voor het bijwonen van de eerste vergadering met inbegrip van de neerlegging van de onbeschikbaarheidsverklaringen van de gedematerialiseerde aandelen, de verklaring van aanwezigheid van aandeelhouders op naam, en, in voorkomend geval, de neerlegging van de volmachten, blijven geldig voor de tweede vergadering. Bijkomende neerleggingen van onbeschikbaarheidsverklaringen van gedematerialiseerde aandelen, alsook bijkomende verklaringen van aanwezigheid van aandeelhouders op naam, zijn toegelaten binnen de termijnen voorzien in de statuten.

11. Wet van 2 mei 2007 op de openbaarmaking van belangrijke deelnemingen – Wijziging van artikel 5ter van de statuten

Voorstel tot besluit : vervanging van artikel 5ter van de statuten met de volgende tekst :

Naast de verplichte kennisgevingsdrempels gedefiniëerd door de toepasselijke wetgeving, is de kennisgevingsplicht eveneens van toepassing vanaf de overschrijding van de 3% drempelwaarde, hetzij naar boven hetzij naar beneden, door de houders van stemverlenende effecten.

12. Afschaffing van artikel 39 en 41 van de statuten, met betrekking tot overgangsbepalingen die niet meer van toepassing zijn

Voorstel tot besluit : Afschaffing van de artikelen 39 en 41 van de statuten.

C. BESLUITEN DIE GELDIG KUNNEN AANGENOMEN WORDEN INDIEN DE AANDEELHOUDERS DIE OP DE VERGADERING AANWEZIG OF VERTEGENWOORDIGD ZIJN, TENMINSTE DE HELFT VAN HET MAATSCHAPPELIJK KAPITAAL VERTEGENWOORDIGEN, MITS GOEDKEURING DOOR VIER VIJFDEN VAN DE UITGEBRACHTE STEMMEN

13. Hernieuwing van de bevoegdheden van de Raad van bestuur in verband met de inkoop van eigen aandelen - Wijziging van artikel 10, lid 2 van de statuten :

Voorstel tot besluit : Hernieuwing voor een termijn van 18 maanden die ingaat op 29 april 2008, van de bevoegdheid van de Raad van bestuur (die ten einde komt op 24 oktober 2008) om eigen aandelen van de vennootschap in te kopen onder de voorwaarden bepaald in artikel 10, lid 1 van de statuten. Overeenstemmende wijziging van artikel 10, lid 2 van de statuten.

D. BEVOEGDHEDEN

14. *Voorstel tot besluit* : Toekenning van alle bevoegdheden aan de Heer Benoit Loore, VP Legal Corporate, met mogelijkheid tot indeplaatsstelling, teneinde de coördinatie van de tekst van de statuten, ingevolge de voorgaande wijzigingen, te verzekeren, deze tekst te ondertekenen en neer te leggen bij de griffie van de Rechtbank van koophandel te Brussel.

*

Tijdens de vergadering is een vraagtijd voorzien. Aandeelhouders hebben de mogelijkheid om voorafgaandelijk aan de vergadering schriftelijk hun vragen op te sturen. Deze vragen zullen worden besproken tijdens de vraagtijd. Vragen kunnen gericht worden aan de Raad van bestuur (c/o de Heer Benoit Loore, InBev NV, Brouwerijplein 1, 3000 Leuven, fax +32 (0)16 50 68 70) ten laatste op dinsdag 22 april 2008. Vragen zullen enkel in overweging worden genomen indien de onderstaande formaliteiten van neerlegging en voorafgaande kennisgeving, werden nageleefd.

*

De aandeelhouders worden eraan herinnerd dat vanaf 1 januari 2008 **de aandelen aan toonder ingeschreven op een effectenrekening** van rechtswege werden omgezet in gedematerialiseerde aandelen als gevolg van de wet van 14 december 2005 houdende afschaffing van de effecten aan toonder. Titularissen van zulke aandelen moeten zich dus richten naar punt b. hieronder voor een beschrijving van de te vervullen formaliteiten met het oog op hun deelname aan de algemene vergadering.

Om, persoonlijk of per lasthebber, deel te nemen aan de vergadering, dienen de houders van de effecten uitgegeven door de vennootschap, in overeenstemming met artikel 25 van de statuten, de volgende formaliteiten van neerlegging en voorafgaande kennisgeving te vervullen:

a. de eigenaars van **gedrukte** aandelen **aan toonder** moeten, ten laatste op **donderdag 24 april 2008**, hun effecten hebben neergelegd bij een agentschap van Fortis Bank NV in België. De bank zal een bewijs van neerlegging afgeven, dat de eigenaar van de effecten of zijn lasthebber zal moeten voorleggen op de dag van de vergadering om toegang te hebben tot de plaats van de bijeenkomst. De materiële neerlegging van de aandelen aan toonder kan geldig worden vervangen door de neerlegging, op de plaatsen en binnen de termijnen hierboven aangeduid, van een certificaat, opgesteld door een Belgische of buitenlandse financiële instelling, waarin de blokkering van de aandelen tot en met 29 april 2008 wordt bevestigd en waarin het aantal aandelen dat aldus geblokkeerd is, wordt vermeld ;

   Belangrijke noot : overeenkomstig de wet van 14 december 2005 houdende afschaffing van de effecten aan toonder, brengt sinds 1 januari 2008, de neerlegging van gedrukte aandelen aan toonder bij een bankinstelling in België met het oog op de deelneming van de aandeelhouder aan een algemene vergadering ambtshalve de dematerialisatie van zulke aandelen met zich mee en de inschrijving ervan op een gedematerialiseerde effectenrekening bij deze financiële instelling. Als gevolg daarvan

zal de fysieke terugneming van gedrukte effecten aan toonder op die manier neergelegd niet mogelijk zijn ;

b. de eigenaars van **gedematerialiseerde aandelen** moeten, ten laatste op **donderdag 24 april 2008**, bij een agentschap van Fortis Bank NV in België een certificaat hebben neergelegd, dat is uitgegeven door een erkende rekeninghouder, overeenkomstig artikel 468 van het Wetboek van vennootschappen, of door de vereffeningsinstelling, aangeduid overeenkomstig hetzelfde artikel, waarin de blokkering van de aandelen tot en met 29 april 2008 wordt bevestigd en waarin het aantal aandelen dat aldus geblokkeerd is, wordt vermeld. De bank zal een bewijs van neerlegging afgeven, dat de aandeelhouder of zijn lasthebber zal moeten voorleggen op de dag van de vergadering om toegang te hebben tot de plaats van de bijeenkomst ;

c. de eigenaars van **aandelen op naam** moeten, ten laatste op **donderdag 24 april 2008**, de Raad van bestuur (t.a.v. de Heer Benoit Loore, InBev NV, Brouwerijplein 1, 3000 Leuven, België, fax nr + 32 (0)16 50 68 70)) schriftelijk in kennis stellen van het aantal aandelen waarvoor ze wensen deel te nemen aan de stemming tijdens de algemene vergadering ;

d. elke eigenaar van aandelen kan zich laten vertegenwoordigen op de vergadering door een **lasthebber**. Om toegang te hebben tot de plaats van de bijeenkomst, zal deze lasthebber het origineel van de getekende volmacht moeten overhandigen, opgesteld volgens het model bepaald door de vennootschap (het model van de volmacht kan worden bekomen bij de Heer Benoit Loore, op het adres vermeld in punt c. hierboven en is eveneens beschikbaar op de website van de vennootschap www.inbev.com). Een kopie van de origineel getekende volmacht moet de vennootschap ten laatste op **donderdag 24 april 2008** bereiken (t.a.v. de Heer Benoit Loore, op het adres vermeld in punt c.) ;

e. elke eigenaar van aandelen kan **per brief stemmen**, in overeenstemming met artikel 26bis van de statuten. Deze stemming per brief moet uitgebracht worden op het formulier, dat opgesteld is door de vennootschap (het model van het formulier kan worden bekomen bij de Heer Benoit Loore, op het adres vermeld in punt c. hierboven en is eveneens beschikbaar op de website van de vennootschap www.inbev.com). Het origineel van het getekende formulier van stemming per brief moet de vennootschap ten laatste op **donderdag 24 april 2008** bereiken (t.a.v. de Heer Benoit Loore, op het adres vermeld in punt c.). De eigenaar van aandelen aan toonder of van gedematerialiseerde aandelen die per brief wil stemmen zal bovendien de formaliteiten van neerlegging of onbeschikbaarheid beschreven in punten a. of b. moeten hebben vervuld ;

f. de houders van obligaties, warrants of certificaten uitgegeven met de medewerking van de vennootschap die, zoals voorzien door artikel 537 van het Wetboek van vennootschappen, slechts met raadgevende stem kunnen deelnemen aan de vergadering, moeten, om dit te kunnen doen, dezelfde formaliteiten van neerlegging van hun effecten en voorafgaande kennisgeving, en van vorm, vervullen, als deze opgelegd aan de eigenaars van aandelen.

De natuurlijke personen die deelnemen aan de vergadering in de hoedanigheid van eigenaar van effecten, van lasthebber of van orgaan van een rechtspersoon zullen hun identiteit moeten kunnen bewijzen om toegang te hebben tot de plaats van de bijeenkomst. De

vertegenwoordigers van rechtspersonen zullen de documenten moeten kunnen voorleggen die hun hoedanigheid als orgaan of bijzondere lasthebber aantonen.

De deelnemers worden uitgenodigd om zich ten minste 45 minuten vóór de vergadering op de plaats van de bijeenkomst aan te bieden, om te kunnen overgaan tot de registratieformaliteiten.

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Alle documenten die volgens de wet ter beschikking van de aandeelhouders moeten worden gesteld, zullen gratis kunnen worden geraadpleegd op en worden afgehaald van de website van de vennootschap www.inbev.com ten laatste vanaf vrijdag 11 april 2008. Vanaf die datum kunnen aandeelhouders en houders van obligaties, warrants of certificaten uitgegeven met de medewerking van de vennootschap, tijdens werkdagen en tijdens de normale kantooruren op de plaatsen hieronder vermeld, kennis nemen van de documenten die volgens de wet te hunner beschikking moeten zijn :

- InBev NV, Grote Markt 1, 1000 Brussel
- InBev NV, Brouwerijplein 1, 3000 Leuven
- InBev Belgium NV, Rue des Anciennes Houblonnières 2, 4020 Jupille-sur-Meuse

Het jaarverslag is reeds beschikbaar op de website van de vennootschap www.inbev.com.

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